

FISCAL 2025 ANNUAL REPORT ON FORM 10-K

This Fiscal Year 2025 Annual Report (this "Report") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used anywhere in this Report, the words "expect," "believe," "anticipate," "estimate," "intend," "plan" and similar expressions are intended to identify forward-looking statements. These statements relate to future events or our future financial or operational performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. We caution you that these forward-looking statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. You should not place undue reliance on forward-looking statements. These statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. These risks and uncertainties relate to, among other things, our operations being dependent on changes in consumer preferences and purchasing habits regarding our products, a global supply chain and effects of supply chain constraints, inflationary pressure and tariffs on us and our contract manufacturers, our ability to continue to operate at a profit or to maintain our margins, the sufficiency of our sources of liquidity and capital, our ability to maintain current operation levels and implement our growth strategies, our ability to maintain and gain market acceptance for our products or new products, our ability to capitalize on attractive opportunities, our ability to respond to competition and changes in the economy including changes regarding inflation and increasing ingredient and packaging costs and labor challenges due to tariffs or other challenges at our contract manufacturers and third party logistics providers, the amounts of or changes with respect to certain anticipated raw materials and other costs, difficulties and delays in achieving the synergies and cost savings in connection with acquisitions, changes in the business environment in which we operate including general financial, economic, capital market, regulatory and geopolitical conditions affecting us and the industry in which we operate, our ability to maintain adequate product inventory levels to timely supply customer orders, changes in taxes, tariffs, duties, governmental laws and regulations, the availability of or competition for other brands, assets or other opportunities for investment by us or to expand our business, competitive product and pricing activity, difficulties of managing growth profitably, the effect pandemics or other global disruptions on our business, financial condition and results of operations, the loss of one or more members of our management team, potential for increased costs, the harm to our business resulting from unauthorized access of the information technology systems we use in our business, and other risks and uncertainties indicated in this Report, including those set forth under "Risk Factors" in this Report. Important factors could cause actual results to differ materially from those indicated or implied by forward-looking statements such as those contained in documents we have filed with the U.S. Securities and Exchange Commission (the "SEC"), including in this Report in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and those contained in subsequent reports we will file with the SEC. All forward-looking statements in this Report are qualified entirely by the cautionary statements included in this Report and such other filings. These risks and uncertainties or other important factors could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this Report. These forward-looking statements speak only as of the date of this Report. We undertake no intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law, and readers should not rely on the forward-looking statements as representing the Company's views as of any date subsequent to the date of the filing of this Report.

Dear Fellow Stockholders,

I am pleased to provide you with the Annual Report for *The Simply Good Foods Company* for Fiscal Year 2025. Looking back at the year, I am very appreciative of the nimbleness and tenacity of our entire team. In a dynamic year for the U.S. food industry, we delivered solid top and bottom line results, largely completed the integration of our acquisition of Only What You Need, Inc. (OWYN), invested in our talent and capabilities, and put our cash to work, repaying $150 million dollars of our term loan debt and repurchasing more than $50 million dollars of our common stock.

Our vision is to be the scaled leader in high protein, low sugar, and low carbohydrate food and beverage, a generational shift in how consumers eat that is quickly mainstreaming. The Nutritional Snacking category's performance was a stand-out within the U.S. food industry, once again, growing 13% in Fiscal Year 2025[1], making this the category's fifth consecutive year of growth of at least high single digits. We continue to believe Nutritional Snacking has a long runway for growth in the years ahead.

Recapping our financial performance

Net sales increased 9.0% to $1,450.9 million, driven by the acquisition of OWYN and another year of double-digit growth from Quest, partially offset by declines on Atkins and the effect of lapping the extra week in Fiscal Year 2024. Combined consumption for our three brands grew 5.5%, led by Quest and OWYN. Adjusted EBITDA[2] increased 3.4% to $278.2 million driven by net sales growth. It is worth highlighting we meaningfully stepped-up investments in new product innovation, selling capabilities and marketing, proactively increasing support for our most attractive growth opportunities.

Rapidly Evolving Our Organization

Over the last few years, we have rapidly evolved our organization to accelerate our growth, differentiate our organization in a highly competitive category, and drive value creation for our stockholders. Quest and OWYN today represent, in aggregate, over 70% of our net sales as compared to less than 50% in Fiscal Year 2023. Quest chips is now run-rating annual retail sales over $400 million putting it on pace to soon become the Quest brand's largest product form, and we are building capabilities to more effectively target exciting innovation and productivity opportunities, as well as investing in capacity to support growth. With that background, we are pleased to share the following updates.

Strong Operating Cash Flow Enabling Value Accretive Uses of Cash

Strong cash generation is a hallmark of our business. In Fiscal Year 2025, we generated cash flow from operations of $178.5 million, or $157.9 million of cash after investments in capital expenditures. As a result, we chose to reinforce our balance sheet and opportunistically buy back shares, by repaying $150.0 million of our term loan debt and repurchasing $50.9 million of our common stock. At the end of the Fiscal Year 2025, the outstanding principal balance on our term loan was $250.0 million, reflecting the repayment of essentially all of the $250 million borrowed to fund the OWYN acquisition in just one year. This resulted in a trailing 12-month Net Debt to Adjusted EBITDA[3] ratio of 0.5x.

Quest

Quest delivered another strong year, generating 12% consumption growth and 13% net sales growth on a 52-week basis, helping to deliver a five-year net sales compound annual growth rate of nearly 20% since we acquired the company in 2019. With Fiscal Year 2025 net sales of $863 million, Quest is quickly approaching $1 billion in net sales, a remarkable feat considering the brand generated only $350 million when we acquired it just six years ago, and a reflection of the hard working and talented team managing the brand. Quest continues to be one of the most innovative brands in the category, supported by a best-in-class R&D and new product team and a loyal following of "Questies" always eager for the brand's next delicious, protein-packed offering. We continue to enhance the pipeline of innovation for the brand, which remains a key lever in Quest's long-term growth profile, with growth further supported by the activation of strong merchandising both within and outside of our core aisle, as well as our award-winning It's Basically Cheating™ advertising campaign.

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[1] Nutritional Snacking category growth, MULO++C for the 52-weeks ending August 31, 2025, vs. the comparable year ago period.

[2] Adjusted EBITDA is a non-GAAP financial measure. Please refer to Annex I of our proxy statement for the 2026 Annual Meeting of Stockholders for a reconciliation of this non-GAAP financial measure.

[3] Net Debt to Adjusted EBITDA is a non-GAAP financial measure. Please refer to Annex I of our proxy statement for the 2026 Annual Meeting of Stockholders for a reconciliation of this non-GAAP financial measure

Atkins

Atkins remains a trusted leader in weight management and a pioneer of the low sugar, low carbohydrate movement. With growing consumer focus on weight wellness, including interest in GLP-1 therapies, we believe strongly in the brand's long-term relevance. To position Atkins for a stronger future, we are streamlining its on-shelf assortment to focus on core product offerings and repurposing shelf space, where possible, toward high-potential opportunities for Quest and OWYN. In Fiscal Year 2025, we advanced several initiatives to strengthen Atkins, many of which began rolling out as we entered Fiscal Year 2026. Consumer research reinforces Atkins' credibility and proven track record in helping consumers achieve their goals, giving us confidence these actions will stabilize and support the brand's long-term profitability.

OWYN

OWYN delivered a strong first full year since we acquired the company, with net sales of $137 million, up 22% versus the prior 12 months (including 10 months prior to closing the acquisition), and consumption growth of 34%. With the integration largely complete, we are leveraging our scale across marketing, sales, R&D, and operations to accelerate growth. In Fiscal Year 2026, we plan to increase trial-driving trade and merchandising spend and build brand awareness through advertising. With household penetration still below 5%, we see significant opportunity ahead. OWYN's plant-based, clean-label positioning in RTD shakes and protein powders—and potential future formats—gives us confidence in its long-term growth potential.

Overcoming Challenges, Positioning Simply Good Foods for Future Growth in Fiscal Year 2026 and Beyond

We remain confident in our asset light, strong margins and high cash flow business model, and we are laser focused on driving net sales and Adjusted EBITDA growth. We will do this through world-class innovation, breakthrough marketing to drive brand awareness and ensuring our products are physically available everywhere consumers shop. We will leverage productivity and more efficient ways of working to drive our margins while providing increasing support to fuel our growth.

We believe Fiscal Year 2026 will be a tale of two halves, with the first half challenged by a combination of distribution driven headwinds to Atkins net sales, lapping of certain year-ago successful promotional periods, and cost inflation, most notably from cocoa and the imposition of tariffs. By the second half, we expect top line growth to reaccelerate with our pricing, productivity and cost-coverage actions expected to drive accelerating bottom line growth as we exit Fiscal Year 2026 and move into Fiscal Year 2027. We remain focused on enabling profitable, organic growth as the key driver of stockholder value while supplementing it with value-accretive investments in capacity, common stock repurchases and potentially M&A, leveraging our strong balance sheet and cash flow.

In closing, I would like to thank our hard-working and dedicated employees, our valued customers and supply chain partners, and our loyal consumers. I also want to thank our Board of Directors for their ongoing guidance and strong engagement, helping me and our leadership team navigate a dynamic period for the industry and putting us on a path for sustainable top and bottom-line growth for years to come.

On behalf of our Board, employees and myself, I want to thank you, our stockholders, for your investment in *The Simply Good Foods Company* and your confidence in us to continue to build stockholder value. We hope you and your families remain healthy and safe.

Sincerely,

Geoff E. Tanner
President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 30, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

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Commission File Number: 001-38115

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The Simply Good Foods Company

(Exact name of registrant as specified in its charter)

_____

Delaware	**82-1038121**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1225 17th Street, Suite 1000
Denver, CO 80202
(Address of principal executive offices and zip code**)**
(303) 633-2840
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SMPL	Nasdaq

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Date File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of February 28, 2025, the last trading day of the registrant's most recently completed second fiscal quarter was approximately $3.5 billion based on the closing price of $37.75 for one share of common stock, as reported on the Nasdaq Capital Market on that date. For the purpose of the foregoing calculation only, all directors and executive officers of the registrant and owners of more than 10% of the registrant's common stock are assumed to be affiliates of the registrant. This determination of affiliate status is not necessarily conclusive for any other purpose.

As of October 17, 2025, there were 99,857,851 shares of common stock, par value $0.01 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement, in connection with its 2026 annual meeting of stockholders, to be filed within 120 days after the end of fiscal year ended August 30, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

The Simply Good Foods Company and Subsidiaries

TABLE OF CONTENTS

Cautionary Note Regarding Forward Looking Statements

This Form 10-K (this "Report") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used anywhere in this Report, the words "expect," "believe," "anticipate," "estimate," "intend," "plan" and similar expressions are intended to identify forward-looking statements. These statements relate to future events or our future financial or operational performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. We caution you that these forward-looking statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. You should not place undue reliance on forward-looking statements. These statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. These risks and uncertainties relate to, among other things, our operations being dependent on changes in consumer preferences and purchasing habits regarding our products, a global supply chain and effects of supply chain constraints, inflationary pressure and tariffs on us and our contract manufacturers, our ability to continue to operate at a profit or to maintain our margins, the sufficiency of our sources of liquidity and capital, our ability to maintain current operation levels and implement our growth strategies, our ability to maintain and gain market acceptance for our products or new products, our ability to capitalize on attractive opportunities, our ability to respond to competition and changes in the economy including changes regarding inflation and increasing ingredient and packaging costs and labor challenges due to tariffs or other challenges at our contract manufacturers and third party logistics providers, the amounts of or changes with respect to certain anticipated raw materials and other costs, difficulties and delays in achieving the synergies and cost savings in connection with acquisitions, changes in the business environment in which we operate including general financial, economic, capital market, regulatory and geopolitical conditions affecting us and the industry in which we operate, our ability to maintain adequate product inventory levels to timely supply customer orders, changes in taxes, tariffs, duties, governmental laws and regulations, the availability of or competition for other brands, assets or other opportunities for investment by us or to expand our business, competitive product and pricing activity, difficulties of managing growth profitably, the effect pandemics or other global disruptions on our business, financial condition and results of operations, the loss of one or more members of our management team, potential for increased costs, the harm to our business resulting from unauthorized access of the information technology systems we use in our business, and other risks and uncertainties indicated in this Report, including those set forth under "Risk Factors" in this Report. Important factors could cause actual results to differ materially from those indicated or implied by forward-looking statements such as those contained in documents we have filed with the U.S. Securities and Exchange Commission (the "SEC"), including in this Report in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and those contained in subsequent reports we will file with the SEC. All forward-looking statements in this Report are qualified entirely by the cautionary statements included in this Report and such other filings. These risks and uncertainties or other important factors could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this Report. These forward-looking statements speak only as of the date of this Report. We undertake no intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law, and readers should not rely on the forward-looking statements as representing the Company's views as of any date subsequent to the date of the filing of this Report.

Unless the context otherwise requires, the terms "we," "us," "our" the "Company" and "Simply Good Foods" refer to The Simply Good Foods Company and its subsidiaries. In context, "Quest" may also refer to the Quest brand, "Atkins" may also refer to the Atkins brand, and "OWYN" may also refer to the OWYN brand. Atkins, Atkins Endulge, Quest, OWYN, and the Simply Good logo are either registered trademarks or trademarks of the Company's wholly owned subsidiary Simply Good Foods USA, Inc. or one of its affiliates in the United States and elsewhere. All rights are reserved.

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described in Item 1A "Risk Factors" of this Report, which are summarized below, before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, and other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to our Business

- Changing consumer preferences, habits, perceptions and discretionary spending, which may negatively affect our brand loyalty and net sales.
- Our inability to compete successfully in the highly competitive nutritional snacking industry.
- Our dependence on a global supply chain and effects of supply chain constraints, inflationary pressure and tariffs on us or our suppliers.
- Our ability to maintain or increase prices or fail to implement our growth strategies successfully.
- Our inability to continually enhance our brand recognition, increase distribution of our products, grow and maintain shelf space, attract new consumers to our brands and introduce new and innovative products, either on a timely basis or at all.
- The perception of our brands or organizational reputation are damaged, including as a result of negative information on social media.
- The fact that we must expend resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products and the evolution of our marketing strategies and channels, and our programs may not be successful.
- Our geographic focus, which makes us particularly vulnerable to economic and other events and trends in North America.
- Pandemics, epidemics or disease outbreaks, which may disrupt our business, including, among other things, consumption and trade patterns, our supply chain and production processes.

Risks Related to our Operating Model

- Ingredient and packaging costs are volatile and may rise significantly.
- Shortages or interruptions in the supply or delivery of our core ingredients, equipment, packaging and products as we rely on a limited number of third-party suppliers to supply our core ingredients and a limited number of contract manufacturers to manufacture our products.
- Our reliance on sales to a limited number of retailers for a substantial portion of our net sales and we maintain "at will" contracts with these retailers, which do not require recurring or minimum purchase amounts of our products.
- Losses in, disruption of and lack of efficiency in our fulfillment network.
- Severe weather conditions, natural disasters, government regulations related to climate change, the effects of climate change and geopolitical events, which can all affect crop supplies and supply chain infrastructure.
- We intend to grow through mergers, acquisitions or joint ventures, and we may not successfully integrate, operate or realize the anticipated benefits of such business combinations, including the OWYN Acquisition.
- Our insurance policies may not provide adequate levels of coverage against claims.
- Loss of our key executive officers or other personnel, or an inability to attract and retain such management and other personnel.
- We may not be able to adequately protect our material intellectual property and other proprietary rights.
- Any inadequacy, failure or interruption of our information technology systems may harm our ability to effectively operate our business, and our business is subject to online security risks, including security breaches and identity theft.

Regulatory Risks and Litigation Risks

- All our products must comply with regulations of the U.S. Food and Drug Administration and state and local regulations.
- Our advertising is regulated for accuracy, and if our advertising is determined to be false or misleading, we may face fines or sanctions.
- Changes in the legal and regulatory environment could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation.
- Litigation or legal proceedings could expose us to significant liabilities and have a negative effect on our reputation.

Risks Related to our Capital Structure

- Our indebtedness could materially and adversely affect our financial condition and ability to operate our company, and we may incur additional debt.
- Changes in interest rates may adversely affect our earnings and cash flows.
- We may need additional capital in the future, and it may not be available on acceptable terms or at all.
- We have incurred and will continue to incur significant costs because of operating as a public company.
- If we cannot maintain appropriate systems, procedures and controls, we may not be able to successfully procure, offer or ship our products, grow our business, account for transactions, accurately report our financial results in an appropriate and timely manner or prevent fraud.
- We may be required to recognize impairment charges that could materially affect our financial results.
- Our only significant asset is ownership of 100% of Atkins Intermediate Holdings, LLC, which could limit our ability to pay any dividends on our common stock or satisfy our other financial obligations.

Risks Related to our Common Stock

- Our common stock price may be affected by future sales of common stock or other dilution.
- We do not expect to declare any dividends in the foreseeable future.
- Our amended and restated certificate of incorporation contains anti-takeover provisions which could impair a takeover attempt.

Other Risks

- We experience risks associated with our international operations and exposure to the worldwide economy.
- Our amended and restated certificate of incorporation excludes certain of our Board members from the doctrine of "corporate opportunity."

PART I

Item 1. Business.

Overview

The Simply Good Foods Company is a consumer packaged food and beverage company that aims to lead the nutritious snacking movement with trusted brands that offer a variety of convenient, innovative, great-tasting, better-for-you snacks and meal replacements, and other product offerings that seek to address consumers' increasing demand for protein-rich food, that are low in carbohydrates and added sugar. The product portfolio we develop, market and sell consists primarily of protein bars, ready-to-drink ("RTD") protein shakes, sweet and salty protein snacks and confectionery products marketed under the Quest, Atkins, and OWYN brand names. Simply Good Foods is poised to expand its wellness platform through innovation and organic growth along with acquisition opportunities.

Our nutritious snacking platform consists of brands that specialize in providing products for consumers that follow certain nutritional philosophies and health-and-wellness trends: Quest for consumers seeking a variety of protein-rich foods and beverages that also limit sugars and simple carbohydrates, Atkins for those following a low-carbohydrate lifestyle or seeking to manage weight or blood sugar levels, and OWYN for consumers seeking protein-rich beverages that are plant-based and tested for the top nine allergens that also limit sugars and simple carbohydrates. We distribute our products in major retail channels, primarily in North America, including grocery, club, and mass merchandise, and through e-commerce, convenience, specialty, and other channels. Our portfolio of nutritious snacking brands gives us a strong platform with which to introduce new products, expand distribution, and attract new consumers to our products.

We believe snacking occasions have been on the rise in recent years as consumers continue to desire more convenient, healthy and delicious foods, snacks, and meal replacements. We believe our emphasis on product formats such as our protein bars, cookies, chips and salty snacks, confections, RTD protein shakes, and protein powders position us to fill important needs for consumers. We believe several existing and emerging consumer trends within the U.S. food and beverage industry will continue to drive both the growth of the nutritional snacking category and increase the demand for our product offerings. Some of these trends include increased consumption of smaller, more frequent meals throughout the day, consumers' strong preference for convenient, "better-for-you" snacks, consumers' greater focus on health and wellness, consumers seeking to add convenient sources of protein and fiber to their diets, and consumers' movement toward increasing the consumption of protein, limiting carbohydrate and sugar consumption or avoiding certain allergens.

With our Quest brand, we strive to offer an attractive lineup of protein bars, cookies, protein chips and salty snacks, RTD protein shakes and other beverages, and confections, which target these existing and emerging consumer trends. With our Atkins brand, we strive to offer a compelling line of protein bars, RTD protein shakes, and confections. With our OWYN brand, we strive to offer RTD protein shakes and protein powders that are plant-based and tested for the top nine allergens in a variety of protein levels. Our sales, marketing, and research and development capabilities enable us to distribute products to a national customer base across a spectrum of retail channels, including the mass merchandise, grocery, drug, club stores, e-commerce, and small format retail such as convenience stores and gas stations.

The Simply Good Foods Company ("Simply Good Foods") was formed in March 2017, to acquire NCP-ATK Holdings, Inc. ("Atkins"), which was completed in July 2017. As part of Simply Good Foods' strategy to become an industry leading snacking platform, in November 2019, we acquired Quest Nutrition, LLC ("Quest") and we acquired Only What You Need, Inc. in June 2024. We refer to the acquisition of Quest Nutrition, LLC as the "Quest Acquisition" and the acquisition of Only What You Need, Inc. as the "OWYN Acquisition".

Our principal executive offices are located at 1225 17th Street, Suite 1000, Denver, Colorado, 80202. Our telephone number is (303) 633-2840. We maintain a web site at *www.thesimplygoodfoodscompany.com*.

Our Strengths

Powerful brands with strong consumer awareness and loyalty. We are a leader in the fast-growing nutritional snacking category, and our Quest, Atkins and OWYN brands are leading brands with combined scale in protein bars, protein chips, confections, cookies, RTD protein shakes, and protein powders. Our highly focused snacking portfolio provides us with a leading position within retailers' nutrition and wellness aisles, resulting in meaningful shelf space. Our brands can appeal to consumers interested in an active lifestyle who are seeking protein-rich, low-carb snacking options, consumers looking to manage weight through the several approaches including using medications such as GLP-1s and weight management programs, and consumers looking to consume protein through convenient RTD protein shakes and powders that are plant-based and tested for the top nine allergens, which makes our brands highly attractive and strategic for a diverse set of retailers across various distribution channels.

Aligned with consumer mega trends. Increasing global concern about growing rates of obesity and weight-related diseases and other health issues has resulted in increased scientific, media and consumer focus on nutrition. Over 100 independent, peer reviewed, clinical studies show the benefits of controlling carbohydrates. In addition, consumers are increasingly looking to increase the level of protein consumption in their diets. We believe this focus is prompting consumers to rebalance their nutritional breakdown to increase protein and shift away from carbohydrates. Our brand attributes, "protein-rich" "low-carb," "low-sugar" nutrition, are well-aligned with consumer mega trends. In addition, we believe consumers' eating habits are gradually shifting towards increased convenience, snacking and meal replacement. We also believe our portfolio of convenient and nutritious products and our ongoing effort to meet consumer demands for convenient snacking options support their individual health, nutrition, allergen sensitivities, and lifestyle goals.

Scalable snacking and food platform. We have been able to grow our product offerings for our nutritious snacking brands through our line extensions and through acquisitions. Our in-house product development experience and our outsourced manufacturing model allow us to bring new products to market quickly. We pride ourselves on knowing our consumers and gleaning insights that lead to new products and ideas. We believe we can leverage our strong relationships with our retail customers and distributors, a strong brand building track record, and category management expertise to help new products, brands and brand extensions gain distribution and consumer recognition, allowing us to continue to successfully expand our snacking platform. We believe our strong balance sheet allows us to participate in attractive acquisition opportunities.

Asset-light business with strong cash generation. We retain core in-house capabilities including sales, marketing, brand management, customer relationships, product development, and supply-chain expertise, while collaborating with a diversified pool of contract manufacturers and distributors to execute manufacturing and distribution. Outsourcing these competencies allows us to focus our efforts on consumer insights, innovation, marketing, and sales to meet consumer demands. Our lean infrastructure allows for significant flexibility, speed-to-market, and targeted capital investment, which translates into relatively consistent and robust free cash flow generation over time, driven by strong gross margins.

Experienced leadership team. Simply Good Foods has an experienced team of industry veterans with extensive experience across multiple branded consumer products, food and nutrition categories. Our management team's extensive experience is complemented by the significant industry expertise of our Board of Directors. Our management team's deep expertise and proven record of accomplishment in managing brands and operating packaged food businesses is a key driver of our success and we believe positions Simply Good Foods as an attractive vehicle for future long-term growth within the food industry.

Our Strategies

Innovate and expand the portfolio of product offerings to meet consumer demand for higher protein products and new product forms. We intend to continue to enhance, strengthen and expand our product offerings with new and innovative flavors and forms and packaging alternatives, all while maintaining a commitment to delivering products that meet our targeted nutritional profile and provide the convenience and taste consumers desire. Our in-house research and development laboratories allow us to develop new products internally and bring them to market quickly through our contract manufacturing network without diverging from high standards of taste, nutritional content, quality, and safety. Additionally, we intend to satisfy developing and changing consumer preferences through the continued pursuit of merger and acquisition transactions.

Leverage platform to expand in attractive food and snacking categories. We believe the fragmented snacking category presents an opportunity for growth and the opportunity to build, through disciplined acquisitions, a leading platform in the nutritional snacking space. As a leader in nutritious snacking, we believe we have the unique capability to leverage our operating platform, product innovation expertise and customer relationships to expand beyond our current brands. In addition, we believe the nutritious snacking category will continue to grow given its relatively low household penetration and favorable consumer trends of snacking, health and wellness, convenience, and on-the-go consumption. Our experienced management team has deep expertise in brand building that we believe will help us to expand the business into additional brands and products in the snacking segment. Over time, we expect to continue seeking to identify and evaluate acquisition opportunities to complement our platform, and we see significant opportunity for growth and synergies in complementary adjacent snacking categories such as the "better-for-you" eating space.

Expand distribution in white space opportunities. For our fiscal year 2025, approximately 76% of Quest's gross sales in the U.S., approximately 81% of Atkins' gross sales in the U.S., and approximately 73% of OWYN's gross sales in the U.S. were through the mass retailer, grocery and convenience store distribution channels. Our management believes there is opportunity for each of our brands to further penetrate those channels as well as other distribution channels such as convenience and club stores. In addition, while shoppers have increased e-commerce purchases generally, in fiscal year 2025, approximately 22% of Quest's gross sales, approximately 19% of Atkins' gross sales, and approximately 26% of OWYN's gross sales were through the e-commerce channel. We intend to leverage our brand recognition to develop further the distribution channels through which we reach consumers, including through the continued expansion of the e-commerce channel.

Continue our marketing efforts and strategies to both increase household penetration and reach consumers beyond our core historic buyers. We intend to expand our marketing efforts to bring first-time buyers into the Quest, Atkins and OWYN brand franchises. For our Quest brand, our historic consumer base has been individuals pursuing a performance-based active and athletic lifestyle seeking protein-rich foods. For our Atkins' brand it has been people interested in weight management or pursuing a lifestyle of eating low carbohydrate foods. And, for our OWYN brand, the historic consumer base has been consumers looking for an allergen sensitive, plant-based and non-dairy RTD protein shake or protein powder that is high in protein and low in carbohydrates and sugar. As public opinion on the use of chronic weight management medication is shifting significantly as the popularity of clinical solutions grows and more medications are approved by the U.S. Food and Drug Administration

("FDA"), we are looking to communicate to consumers who have elected to use these medications what we believe are the complementary benefits of using our products to support achieving or maintaining their weight management goals.

For all our brands, we have an active and growing digital and social presence, using a comprehensive approach of search, banner, and search engine optimization efforts. We are a leader in social media, with an evolving social media presence on major channels such as Instagram, Facebook, Pinterest, X (formerly known as Twitter) TikTok, and YouTube. We also have a growing network of social influencers and content creators, who promote our products in their targeted social media posts. We believe social media is a cost-effective way of continuing to attract and retain our consumers. We believe our ongoing efforts to educate consumers about the benefits of our nutritional philosophy and lifestyle will further reinforce our brands. For our Quest brand, we have used national, targeted broadcast ad campaigns, and continue to leverage targeted streaming television ads and an extensive network of social media influencers and content creators who prompt both our Quest brand products through their online posts to motivate new buyers and product introductions. For our Atkins brand, we are shifting our marketing efforts toward more digital marketing activities including social media influencers. Atkins has historically used targeted broadcast and streaming television and print ads with a celebrity-based campaign that attempts to (i) motivate potential programmatic weight loss consumers to try the Atkins approach to healthier eating and weight loss as these Atkins consumers are our most loyal, profitable and frequent purchasers and (ii) broaden the reach of the Atkins brand to appeal to those consumers generally interested in low carbohydrate, low sugar nutrition. For the OWYN brand, we have used an extensive network of social media influencers and content creators who promote our OWYN brand products through their online posts to motivate and attract new buyers.

We intend to continue to make focused changes to our approach to consumer outreach to attract consumers beyond our historic core buyers. For our Quest brand, we intend to enhance our marketing efforts to reach more consumers who are seeking products that are aligned with their choice to pursue a healthy and active lifestyle. For the Atkins brand, we intend to continue our marketing efforts to attract health motivated eaters (including those individuals not on a program diet) who buy and consume our Atkins products as well as those consumers who have elected to use medication as part of their approach to achieve or maintain their weight management goals. For our OWYN brand, we intend to enhance our marketing efforts to reach more consumers who are interested in RTDs and powders and other product forms that are plant-based and tested for the top nine allergens in a variety of protein levels.

Our Purpose

At Simply Good Foods, our purpose is:

We're raising the bar on what food can be.
We say no to the status quo, and we say yes to making better food.
Food that offers robust nutrition, not hollow nutrition. Energy, not depletion. Enjoyment, not regret.
Simply, we're on a mission to make food that works for you - that is radically nutritious and defyingly delicious.
Better nutrition made easy so you can live well.
We don't compromise, so you never have to.

Our Products

Core Quest Products

Our core Quest brand products consist of protein bars, salty snacks, cookies, muffins, brownies, confections, and RTD protein beverages.

Protein Bars. To keep on-the-go consumers energized and fueled, our Quest bars offer a convenient and effective solution in a variety of texture formats, providing consumers with protein, fiber and a delicious taste.

Salty Snacks. Quest's protein chips and crackers line quickly became a high-selling product offering an attractive nutrition profile when compared to conventional chip and cracker products.

Bake Shop. Quest's cookies, muffins, and brownies sold under the Quest Bake Shop banner are convenient sources of high-protein combined with low net carbs and low-sugar.

Confections. Quest's confections include peanut butter cups, "fudgey" brownie, "gooey" caramel candy bites, chocolatey coated peanut candies and "coconutty" caramel candy bars sold in a variety of packaging.

RTD Protein Beverages. Quest's rich and creamy ultra-processed milk protein milkshake contains 45 grams of protein and the Quest regular rich and creamy protein shake contains 30 grams of protein, and Quest's iced coffee beverages contain 10 grams of protein and 200 milligrams of caffeine.

Core Atkins Products

Our core Atkins brand products consist of protein bars, RTD protein shakes, and confections.

Protein Bars. To keep on-the-go consumers energized and fueled, our Atkins bars offer a convenient and effective solution, providing consumers with protein, fiber and a delicious taste.

RTD Protein Shakes. Our rich and creamy Atkins RTD protein shakes contain 10 to 30 grams of protein, as well as other important vitamins and minerals.

Confections. Our Atkins Endulge line, which is designed to satisfy consumers' sweet cravings, consists of delicious desserts without all the added sugar providing consumers with the option to indulge.

Recipes. While provided free of charge, we also offer over 1,600 protein-rich, low-carbohydrate and low-sugar recipes designed to help consumers achieve and maintain a healthy lifestyle, while still enjoying delicious food.

Core OWYN Products

RTD Protein Shakes and Powders. Our OWYN RTD protein shakes and powders are plant-based, contain 20 to 32 grams of protein, and do not contain gluten, dairy, soy, eggs, nuts, tree nuts, are low in sugar, and contain prebiotic fiber.

Marketing, Advertising and Consumer Outreach

Our marketing efforts are designed to maintain and increase consumer awareness of and demand for our products. We employ a broad mix of marketing, including coupons, product sampling, consumer and trade events, advertising (television, online and print) and recipe and food plans, to target our consumers. We also use online resources, including social media sites, to communicate with consumers and build interest in our brands. Our advertising and use of online resources are aimed at maintaining and increasing consumer preference and usage of our brands. Our trade promotions focus on obtaining retail feature and display support, achieving optimum retail product prices and securing retail shelf space. We use coupons (freestanding insert newspaper, store register, on-pack and online coupons) to help stimulate product trial and repeat purchases by providing consumers with economic incentives. The mix of these marketing activities varies among our brands.

As part of our advocacy on the advantages of a protein-rich, low-carbohydrate, low-sugar dietary approach, and with respect to our OWYN brand, plant-based, diary free and allergen sensitive, we have devoted portions of our respective brand websites and social media to promote consumer education, engagement, and dialogue about the benefits of our nutritional approaches and how our products can fit within those approaches. Our sales and marketing team gathers information and feedback from consumers and retailers to enable us to better meet changing consumer needs. We also believe that an effective marketing tool is to share educational information through our brand websites to explain each brand's approach to nutrition and the nutritional qualities of our products. We also provide access to consumer service representatives to answer questions and educate consumers on nutrition, new products and developments. As part of this approach, over time, for those consumers who have elected to use weight management medications to pursue their weight management goals we expect to continue developing and enhancing our marketing messages regarding how we believe our products can be used to meet their snacking use occasions and be complementary to their use of medication for weight management to achieve and maintain their weight management goals.

For our brands, in order to facilitate awareness and knowledge of the health benefits of a low-carbohydrate, low-sugar and protein-rich eating approach, whether dairy or plant-based, we have established a variety of marketing and advertising strategies to connect with consumers, including digital marketing and social media platforms, television broadcast and streaming advertising as well as celebrity and social media influencer endorsements.

We have built large consumer followings for our brands. Beyond the core historic consumers for each of our brands, we believe there is significant opportunity to increase household penetration for our products by expanding our marketing, product offerings and educational efforts to consumers who are focused more generally on long-term healthy living.

In the fifty-two weeks ended August 30, 2025, approximately 57% of *Selling and marketing* expenses were spent on advertising costs.

Retailers

We have a wide variety of customers across the mass merchandise, food, club, drug, small format, and e-commerce channels. A substantial majority of our sales are generated from a limited number of retailers. Sales to our largest retailer, Walmart Inc., represented approximately 31% of consolidated sales in fiscal year 2025, with approximately 24% through their mass retail channel and approximately 7% through their Sam's Club and e-commerce channels. Sales to our next largest retailer, Amazon, represented approximately 18% of consolidated sales in fiscal year 2025. No other customer represents more than 10% of consolidated sales. For additional information, please see the risk factor "*We rely on sales to a limited number of retailers for a substantial majority of our net sales, and losing one or more such retailers may materially harm our business. In addition, we maintain "at will" contracts with these retailers, which do not require recurring or minimum purchase amounts of our products*".

E-Commerce

We aim to ensure that our consumers may access our brand in the way that best suits their lifestyles by offering online ordering of our products. We sell our products on *questnutrition.com, Atkins.com, liveowyn.com, Amazon.com* and the e-commerce platforms of our brick-and-mortar customers, which all deliver our products directly to the location designated by the consumer.

Product Innovation

A portion of our sales is driven by new products, and as a result, we believe innovation is, and will continue to be, an important component of our business. We take a deliberate approach to new product development, focusing on enhancing existing products, innovating flavor and form varieties, and expanding into adjacent snacking products. Our innovation model is designed to respond to competitive demands, with a primary focus on enhancing the quality and flavor of our products while simplifying composition and ingredients to meet consumer demands for unique nutrition options.

Our innovation strategy is based on ongoing research into consumers' healthy lifestyle and nutritional needs. We pride ourselves on knowing our consumers and developing products that meet their needs. Providing variety in snacking options to our consumers is an important strategy in our product innovation. New flavors, textures and snacking formats are important to meeting consumer needs.

We believe an important component of meeting consumers' nutritional needs is a focus on evolving current products. We are committed to continually finding new and innovative formulations for our products, as well as using "better-for-you" ingredients like nuts, fiber and various plant- and dairy-based protein, while continually improving taste and quality.

We maintain an in-house research and development team as well as market research and consumer insight capabilities. Through our research and development labs in El Segundo, California, and Broomfield, Colorado, we control our brands' innovations and product formulations from the ground up. By developing new products, prototypes and adjacencies in-house, we facilitate our core competencies in product innovation and enhance our speed to market.

In addition, as part of our innovation process, we collaborate with nationally recognized third-party flavor providers and product development firms for new product development and then conduct our own proprietary consumer research to identify and improve upon new product concepts. We plan to continue conducting extensive consumer research to develop successful new products including product flavor and concept testing, marketing and trend analysis, and consumer prototype testing.

We also believe the fragmented snacking category presents an opportunity for consolidation and the opportunity to build, through disciplined acquisitions, a leading platform in the nutritional snacking space. As a leader in nutritious snacking, we believe we have the unique capability to leverage our operating platform and customer relationships to expand beyond our current brands. Our experienced management team has deep expertise in brand building to expand the business into additional brands and products in the nutritional snacking segment and beyond. Simply Good Foods is actively seeking to identify and evaluate new acquisition opportunities to complement our existing portfolio and sees significant opportunity for growth and synergies in complementary adjacent snacking categories such as sports/active and adult nutritional snacks, salty snacks and protein snacks, as well as in the "better-for-you" eating space.

Intellectual Property

We own numerous domestic and international trademarks and other proprietary rights that are important to our business. Depending upon the jurisdiction, trademarks are valid if they are used in the regular course of trade and/or their registrations are properly maintained. We believe the protection of our trademarks, copyrights, patents, domain names, trade dress and trade secrets are important to our success. We aggressively protect our intellectual property rights by relying on a combination of watch services and trademark, copyright, patent, trade dress and trade secret laws, and through the domain name dispute resolution system. We also own virtually all of the recipes and specifications for our products.

Competition

The nutritional snacking industry is fragmented and highly competitive and includes a number of diverse competitors. We have a number of diverse competitors of varying sizes and capabilities, including developers, marketers and sellers of other branded and private label nutritional snacking food products. We compete primarily in large retail and e-commerce environments. We believe the principal competitive factors in the nutritional snacking industry are:

- brand awareness and loyalty among consumers;
- product ingredients (including the sourcing and allergen profiles of ingredients);
- macronutrient profiles of products;
- product claims;
- product taste and texture;
- product convenience;
- advertising campaigns and associated spending;
- perceived product value
- product variety, packaging and labeling;
- access to retailer shelf space; and
- product positioning on e-commerce retailer sites.

We believe we currently compete effectively with respect to each of these factors. However, a number of companies in the nutritional snacking industry may compete more effectively for a variety of reasons, including having greater financial resources, more comprehensive product lines, broader market presence, more established relationships with distributors, suppliers and customers, longer operating histories, greater distribution and selling capabilities, stronger brand recognition, or greater innovation and marketing capabilities than we have. We expect the industry we operate in to remain highly competitive for the foreseeable future.

Supply Chain

We operate an asset-light business model. For the manufacture of our products, we contract with contract manufacturers, and as a result, our operations are highly flexible and require targeted capital expenditures. The supply chain for our international business also uses exclusively contract manufacturers.

Sourcing. The principal ingredients to manufacture our products include cocoa and other coatings, dairy, proteins, soy, nuts, and pea and pumpkin seed protein. Our packaging consists of flexible film, cartons, tetra paper, plastic bottles and corrugate. All our core ingredients are purchased according to rigorous standards to assure food quality and safety. These core ingredients are generally available in adequate quantities from several suppliers. We competitively bid with major suppliers to source competitively priced, quality ingredients and packaging that meet our standards. For certain ingredients we establish direct purchasing agreements with suppliers, under which our contract manufacturers source ingredients to produce finished products. We also procure certain ingredients directly that our contract manufacturers then use to produce our products. We actively manage the cost of most of our packaging supplies, such as corrugate, film, and cartons. OWYN directly purchases and owns the ingredients and packaging the contract manufacturers use for the production of selected OWYN products.

Manufacturing. We rely on contract manufacturers to manufacture our products. The contract manufacturers schedule and receive ingredient and packaging inventory according to parameters set in their contracts and forecasts we provide. As noted above, some ingredients and packaging are purchased by our contract manufacturers pursuant to framework contracts we have with the applicable suppliers. Our contract manufacturers are regularly audited by third parties and are required to follow rigorous food safety guidelines. We believe our contract manufacturers have capacity to meet our anticipated supply needs, although short-term high demand or production equipment issues can cause disruptions. We monitor both near-term and long-term capacity as well as fulfillment rates and overall performance of our manufacturing partners and qualify alternate suppliers as needed. In general, we purchase finished products from our contract manufacturers, which includes all packaging and ingredients used, as well as an agreed-upon tolling charge for each item produced. These finished products are then shipped directly to our distribution centers, or shipped directly from the contract manufacturer to the customer.

U.S. Storage. We lease two distribution centers, both in Greenfield, Indiana, referred to collectively as the Distribution Centers, where we store finished goods. We utilize over 1.6 million square feet of floor space among our Distribution Centers.

Distribution. The majority of our products are shipped directly to one of our Distribution Centers, which are leased warehouses managed by a third-party logistics provider. A substantial portion of our inventory is shipped directly to our retailers from our warehouses by the same third-party logistics provider. Most of our remaining customers pick up their orders at our distribution centers and make their own arrangements for delivery to their fulfillment network. For certain customers, some of our products are shipped directly from the contract manufacturer to the customers' locations. We believe our use of demand forecasting and vendor-managed inventory systems enables us to meet shipping demands, ensure timely delivery of orders and offer service levels to our customers. For the majority of our customers, our logistics provider distributes the finished goods from our Distribution Centers, which first flow through regional terminals. At the terminals, our orders are consolidated with other companies' products being shipped to the customer. The finished goods are then distributed to retailer customers' distribution centers.

International. Our products are also sold outside North America. Our top international sales are in Australia and New Zealand. For the fifty-two weeks ended August 30, 2025, international net sales represented approximately 2.0% of total net sales. For products that are not manufactured in North America and shipped internationally, our international supply chain is run by a lean team solely focused on international operations. Similar to U.S. operations, international operations utilize contract manufacturers for products, and distributors for distribution and sales.

Food Safety and Quality.

Food safety and quality is a top priority, and we dedicate substantial resources to ensure that consumers receive safe, high quality food products. Our products are manufactured in facilities that have programs and controls in place regarding consistent quality and food safety. Product attributes such as taste, aroma, texture, and appearance are regularly monitored. Good Manufacturing Practices and comprehensive food safety programs are designed to produce a safe, wholesome product. Our suppliers are required to have equally robust processes in place and confirm their compliance with product specifications with Letters of Guaranty and Certificates of Analysis for shipments of core ingredients to be used in our products. Finally, random samples of finished goods are regularly sent to a third-party laboratory for testing. We hold an ISO 22000 certification for our U.S. operations, excluding OWYN, which we first obtained during fiscal year 2022.

Information Technology

We rely heavily on information systems for management of our supply chain, inventory, payment of obligations, collection of cash, human capital management, financial tools and other business processes and procedures. Our ability to manage our business functions efficiently and effectively depends significantly on the reliability and capacity of these systems. We have instituted controls, including information technology governance controls that are intended to protect our computer systems and our information technology systems and networks. We also have business continuity plans that attempt to anticipate and mitigate failures. However, we cannot control or prevent every potential technology failure, adverse environmental event, third-party service interruption or cybersecurity risk.

We increasingly rely on cloud computing and other technologies that result in third parties holding significant amounts of customer, consumer or employee information on our behalf.

We, along with our third-party service providers including our licensees, contract manufacturers, e-commerce contractors and third-party sellers, collect information about consumers directly from them as well as automatically through their use of our websites. We collect information from consumers when they interact with our websites and the services we offer on those sites. The information we collect varies based on the consumer's particular interaction with our websites. We may combine this information with other information that we collect. We and our third-party service providers may use cookies and other similar tracking technologies to track information about consumers' use of our websites and the services we offer on those websites. The website operations of our third parties may be affected by reliance on other third-party hardware and software providers, technology changes, risks related to the failure of computer systems through which these website operations are conducted, telecommunications failures, data security breaches and similar disruptions.

Segments

Following the OWYN Acquisition during the fifty-three weeks ended August 31, 2024, the Company determined its operations are organized into two operating segments, Quest and Atkins, and OWYN, which are aggregated into one reportable segment due to similar financial, economic and operating characteristics. The operating segments are also similar in the following areas: (a) the nature of the products; (b) the nature of the production processes; (c) the methods used to distribute products to customers; (d) the type of customer for the products; and, (e) the nature of the regulatory environment. The Company also designed its organizational structure to support entity-wide business functions across brands, products, customers, and geographic regions. As a result, as of the fifty-two weeks ended August 30, 2025, and fifty-three weeks ended August 31, 2024, the Company determined its operations are organized into two operating segments, which were aggregated into one reportable segment due to similar financial, economic and operating characteristics. As of the fifty-two weeks ended August 26, 2023, the Company determined its operations were organized into one consolidated operating segment and reportable segment.

Regulation and Compliance

Along with contract manufacturers, brokers, distributors, ingredients and packaging suppliers, Simply Good Foods is primarily subject to laws and regulations in the United States promulgated by federal, state and local government authorities. In the United States, the federal agencies governing the manufacture, distribution and advertising of products include, among others, the U.S. Federal Trade Commission ("FTC"), the FDA, the U.S. Environmental Protection Agency, and the Occupational Safety and Health Administration, in addition to similar state and local agencies. Under various statutes, these agencies prescribe the requirements and establish the standards for quality and safety and regulate marketing and advertising to consumers. In certain circumstances, these agencies must not only approve products, but also review the manufacturing processes and facilities used to produce these products before they can be marketed in the United States.

Simply Good Foods is subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our contract manufacturers, distributors, and suppliers, also are subject to various laws and regulations relating to environmental protection and worker health and safety matters. We continue to monitor their development and our compliance.

Food-Related Regulations

As a manufacturer and distributor of food products, we are subject to several food-related regulations, including the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory framework governs the manufacture (including composition and ingredients), labeling, packaging and safety of food in the United States. The FDA:

- regulates manufacturing practices for foods through its current good manufacturing practices regulations;
- specifies the standards of identity for certain foods, including many of the products we sell;
- regulates the advertising claims that can be made on food product labels; and
- prescribes the format and content of certain information required to appear on food product labels.

We are subject to the Food Safety Modernization Act, which, among other things, mandates that the FDA adopt preventative controls to be implemented by food facilities in order to minimize or prevent hazards to food safety. We are subject to numerous other federal, state and local regulations involving such matters as the licensing and registration of manufacturing facilities, enforcement by government health agencies of standards for our products, inspection of our facilities and regulation of our trade practices in connection with the sale of food products.

Environmental Regulations

We are subject to various state and federal environmental laws, regulations and directives, including the Food Quality Protection Act of 1996, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended. Governments may in the future implement new laws, regulations and directives aimed to meet certain climate change goals and objectives which could affect our business operations as they relate to ingredient and packaging procurement.

We believe that we are in material compliance with existing environmental regulations applicable to our business. We do not expect the cost of our continued compliance with existing environmental regulations to have a material effect on our capital expenditures, earnings, cash flows or competitive position in the foreseeable future. In addition, any asset retirement obligations are not material.

Labeling Regulations

We are subject to various labeling requirements with respect to our products at the federal, state and local levels. At the federal level the FDA has authority to review product labeling, and the FTC may review labeling and advertising materials, including online and television advertisements, to determine if advertising materials are misleading. We are also subject to various state and local consumer protection laws. We believe we are in material compliance with all labeling laws and regulations applicable to our business.

Human Capital Resources

As of August 30, 2025, our workforce consisted of 328 employees globally with approximately 66% based in an office or in research and development ("R&D") lab locations. Of that total, approximately 96% of our employees were in the United States, and the rest were in Canada, Australia, and New Zealand. Of these total employees, 138 employees were engaged in marketing and sales, 102 were engaged in R&D, operations and quality, and 88 were engaged in administration. Of our United States employees, 24 employees were hourly and 290 were salaried. No employees were covered by a collective bargaining agreement.

Ambition, Purpose and Values. Our ambition, purpose and values reflect one unified Simply Good Foods company. We're on a mission to make food that is radically nutritious and defyingly delicious. Our ambition is to become the leader in nutritional snacking, leading the category with trusted brands consumers love. Our values, *Simply Bold, Simply Deliver, Simply Learn & Grow, Simply Together, and Simply Kind*, are critical to our success in fulfilling our ambition and vision.

Training & Development. Training and development is critical to our success, helps our employees grow their career, and is one way we attract, motivate and retain our employees. We regularly host "Nutrition Bite" and other training sessions for employees, with the Nutrition Bite sessions providing education and additional background on our nutrition philosophy and provide timely updates on regulatory news and evolving nutritional topics. To develop effective and empowered leaders, we host regular trainings and informational sessions.

In our normal performance review cycle, which took place in early fiscal year 2025, approximately 99% of our employees held career discussions with their managers to identify opportunities for development and career progression. Because of career discussions, mentorship opportunities and the talent review process conducted by our senior leadership, during fiscal year 2025, we promoted approximately 9% of our workforce and provided associated compensation increases.

Our Inclusion & Belonging Initiatives ("I&B"). Our Board of Directors' Corporate Responsibility and Sustainability committee has been tasked with, among other things, overseeing human capital resources and all our I&B initiatives. These initiatives include the following, among others:

- In 2022, we established a group focused on building inclusion and belonging named Simply Good People. In its third year, Simply Good People sponsored a number of educational speakers, and created conversation and connection opportunities. Through this, Simply Good People seeks to foster a positive, open, and trusted culture of belonging where every person feels empowered to bring their unique selves to the workplace.
- We periodically complete pay equity audits to evaluate our pay practices and work to address any issues that may arise.
- We post every open position or promotional opportunity in the United States that is not confidential, and we include the job's pay range to provide transparency to candidates. This practice provides every qualified candidate an opportunity to apply with knowledge of the range of pay for the role.
- All employees are required to attend preventing discrimination and harassment training.

The table below provides information as of August 30, 2025, the end of our fiscal year, about the representation of women and minorities as a percentage of our employees at various levels of management categories used by our Executive Leadership Team to manage our workforce. This information is also reviewed by our Board of Directors.

Female and Minority Representation

	Female	Minority[1]
All Employees	55%	33%
All People-leaders	46%	24%
Director-level	51%	22%
VP-level	50%	17%
Executive Leadership Team	7%	7%
Board of Directors	20%	20%

[1] Minority representation includes the percent of United States employees who identify as Black or African American, Asian, Hispanic, Native American, or two or more races.

The table below is our 2024 EEO-1 report, shortened to eliminate rows and columns that have no employees in this report or in the previous report total. This table shows our gender, racial, and ethnic composition by EEO-1 job category as set forth in the Section D Employment Data section of the Consolidated EEO-1 Report that we filed with the U.S. Equal Employment Opportunity Commission (EEOC) in 2025. The following information is provided for the period from December 1, 2024, through December 15, 2024, consistent with the report's filing instructions.

	Hispanic or Latino		Not-Hispanic or Latino										
			Male						Female				
Job Categories	Male	Female	White	Black or African American	Asian	Native Hawaiian or Pacific Islander	American Indian or Alaskan Native	Two or More Races	White	Black or African American	Asian	Two or More Races	Overall Totals
Executives/Senior Officials & Managers	—	—	10	1	—	—	—	—	1	—	—	—	12
First/Mid Officials & Managers	—	9	34	1	6	—	—	1	29	—	6	3	89
Professionals	12	9	29	3	4	—	—	1	51	1	9	1	120
Technicians	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales Workers	1	1	5	—	—	—	—	1	8	1	—	—	17
Administrative Support	1	13	1	—	1	—	—	1	5	3	2	—	27
Total	14	32	79	5	11	—	—	4	94	5	17	4	265
Previous Report Total	14	28	77	8	9	2	1	4	95	3	16	5	262

In our hiring, we strive for diversity in experience, which has the power to drive innovation and to encompass a wide variety of perspectives in company decision-making. In addition to our focus on merit-based hiring and promotional opportunities, we believe that attracting and retaining a diverse workforce through an inclusive environment will make us a more desirable workplace and will lead to improved business performance.

Employee Culture. We regularly ask our employees to respond to engagement surveys to gather feedback on topics including teamwork, growth, job satisfaction, engagement and inclusion. This encourages open communication with employees and management, and tracks employee engagement over time.

Total Rewards. The health, satisfaction and security of our employees and their families are important to us and an important part of reaching our organization's goals. We offer total rewards packages that include valuable and competitive compensation and benefit plans. These programs reflect our commitment to attracting and retaining top talent and keeping our staff healthy and secure. Our compensation philosophy is to pay for performance, and we do so through a mix of base salary, annual short-term incentive and long-term incentive.

We understand that each employee's situation is unique, so we offer benefits that can be shaped and molded by each employee to fit their individual or family's needs. Our current benefits vary by region, but in the U.S. generally include medical, dental and vision insurance, 401(k) retirement plan, savings accounts, life and disability insurance coverage, free mental telehealth support, and other voluntary benefits.

We recognize the importance of balance in our employees' lives to their overall wellbeing, so we offer our employees time off benefits to recharge, including vacation time, flexible vacation for exempt positions, sick leave, ten company-paid holidays per year, flexible remote workdays every Monday and Friday, and paid parental leave.

Advancing Health, Nutrition and Wellbeing. We seek to empower healthy lives through smart and satisfying nutrition. We believe we play an important role in helping to improve nutrition and overall wellness in the United States through scientific research, education, advocacy and community engagement.

Since 2016, we have advocated with various branches of the U.S. federal government to encourage more inclusive guidance in the U.S. Department of Agriculture's and U.S. Department of Health and Human Services' Dietary Guidelines for Americans (the "Dietary Guidelines"), which is released every five years. Our goal is to expand the Dietary Guidelines to offer solutions for more Americans, including the more than half of the U.S. population suffering from negative metabolic-related conditions such as cardiovascular disease, prediabetes, diabetes and obesity. We also believe expanding the Dietary Guidelines would help to address health equity in many underserved populations in the United States who have higher rates of metabolic-related diseases. The advocacy work we have done is aligned with recent guidance issued by major health organizations such as the American Diabetes Association and the American Heart Association, both of which recommend a lower carbohydrate dietary approach as an option for those with diabetes.

Our public policy advocacy includes presenting significant scientific research comprised of several hundred, peer-reviewed clinical studies in numerous meetings with policymakers, congresspeople, and decision-makers in the U.S. Department of Agriculture and the U.S. Department of Health and Human Services. In addition, we have sponsored numerous continuing education courses for registered dieticians and other healthcare professionals, and we are a member of multiple collaborative groups focused on improving the nutritional quality of the U.S. food system.

As part of our advocacy on the advantages of a protein-rich, low-carbohydrate, and low-sugar dietary approach, we have devoted portions of our respective brand websites and social media to promote consumer education, engagement, and dialogue about the benefits of our nutritional approaches and how our products can fit within those approaches. Through our websites and social media, we also share educational information to explain each brand's approach to nutrition, teaching consumers how to make smarter food choices and the nutritional qualities of our approach and products. Our Atkins website also offers free of charge information regarding the Atkins protein-rich, low-carbohydrate and low-sugar approach to eating, and over 1,600 recipes designed to help consumers achieve and maintain a healthy lifestyle, while still enjoying delicious food.

In late 2021, we launched Quest for Impact, formerly known as The Quest Challenge, a grant program for individuals who are making a difference in their community in support of health and wellness. In fiscal year 2025, we provided four separate $20,000 grants. The Quest for Impact grants were awarded following a competitive process in which applicants expressed their current philanthropic work and what they aim to achieve if they received the grant. We will continue to follow the progress of our past recipients and their effect on their communities.

We encourage and support our employees to give back to charities they are passionate about, and we match up to $100 of each employee's donations. We also offer a Volunteer Time Off policy that reflects our commitment to community responsibility and impact. Through this program, employees are provided with two days of paid time-off each year to volunteer with meaningful causes that strengthen the communities where we live and work, while reinforcing our mission and values.

In May 2024, we announced our partnership with the Boys and Girls clubs of metro Denver to create the Spark and Spoon project. This project will impact over 28,000 kids and teens across Denver, providing them with nutrition education, healthy lifestyle programs, culinary programs, healthy food boxes, field trips, and provide funding for a dedicated full time staff member to support the programs. In July of 2024, Simply Good Foods volunteers assisted with a cooking class, helping the kids learn vital food preparation skills such as chopping, measuring, and mixing as they created three special dishes and enjoyed the "art" of cooking. In our first year, over 300 cooking and nutrition classes were held with over 2,260 club members participating. Our support has enabled the local organization to hire new staff to expand the program and ensure that nutrition programming was available at all 18 clubs in the region. We provided over 3,000 healthy food boxes (45,765 pounds) throughout the year and 540 boxes (8,100 pounds) for the holidays. In addition, we sponsored the development of The Spark & Spoon Project's "The Family Cookbook" and partnered with a local retail partner to amplify the effect and sales. The Spark & Spoon Project's "The Family Cookbook," is a collection of thirty recipes that highlight recipes submitted by club members, highlighting their favorite foods and are representative of their cultural heritage. By encouraging kids to learn about the traditional foods and culinary traditions of their families we aim to improve food and nutrition literacy, which are known determinants of health outcomes later in life.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC.

We file our reports with the SEC electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC through EDGAR, which are available free of charge. The address of this Internet site is *www.sec.gov*.

We also make available free of charge through our website at *www.thesimplygoodfoodscompany.com* our Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We are not, however, including the information contained on our website, or information that may be accessed through links on our website, as part of, or incorporating such information by reference into, this Report.

Item 1A. Risk Factors.

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, and other risks not currently known to us or that we currently consider immaterial, which could become material. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

<u>Risks Related to our Business</u>

Changing consumer preferences, habits, perceptions of certain nutritional snacking products and discretionary spending may negatively affect our brand loyalty, purchase frequency rate and net sales, and materially and adversely affect our business, financial condition and results of operations.

We develop, market and sell products we believe have positive effects on health and compete in a market that relies on innovation and evolving consumer preferences. The packaged food industry in general, and the nutritional snacking industry in particular, is subject to changing consumer trends, demands and preferences and nutrition science is constantly evolving. Products, ingredients, or methods of eating once considered healthy may become disfavored by consumers, scientifically questioned or no longer be perceived as healthy.

Trends within the food industry change over time and our failure to anticipate, identify or react to changes in these trends could, among other things, lead to reduced consumer demand, shelf or retail space and price reductions, and could materially and adversely affect our business, financial condition and results of operations. Additionally, certain ingredients used in our products may become negatively perceived by consumers for a variety of reasons, resulting in reformulation of existing products to remove such ingredients, which may negatively affect the taste or other qualities of our products. Factors that may affect consumer perception of healthy products include dietary trends and attention to different nutritional aspects of foods, concerns regarding the health effects of specific ingredients and nutrients, regulations on certain ingredients, trends away from specific ingredients and processing in products and increasing awareness of the environmental and social effects of product production.

Consumer perceptions of the nutritional profile of our products and related eating practices may shift. Consumers may also no longer perceive products with fewer carbohydrates, higher levels of protein, higher levels of fat, or additional fiber or which contain alternative sweeteners as healthy or needed to achieve personal weight management, wellness, lifestyle, or fitness goals. Adverse messaging in the media, including social media, or within certain influencer communities, relating to the marketing of nutritional snacking products or weight-related dietary programs may adversely affect the overall consumer impression of certain products, programs or brands, which may materially and adversely affect our business. Nutritional and healthy lifestyle approaches are the subject of numerous studies and publications, often with differentiating views and opinions, some of which may be adverse to us.

Conflicting scientific information on what constitutes good nutrition, or the benefits of certain dietary approaches may also materially and adversely affect our business. Adverse public opinion, third-party studies, or other allegations, whether or not valid, regarding the perceived or potential negative health effects of processing of ingredients in our products, such as concerns about the use of nutritive and non-nutritive sweeteners, seed oils, or other substances such as PFAS (per- and polyfluoroalkyl substances) chemicals in our ingredients or materials, may contribute to actual or threatened legal action against us, negative consumer perception of our products, new or increased taxes on our products, or additional government regulation, any of which may be costly and reduce their appeal. Such risks may be increased if government officials make public statements about alleged risks purportedly associated with processing, particular ingredients used in our products, or unintentional contaminants that may be present in nature and are possibly measurable in trace amounts in our ingredients.

Our success depends, in part, on our ability to advance sound nutrition research and to anticipate the tastes and dietary habits of consumers and other consumer trends and to offer products with marketing that appeal to their needs and preferences on a timely and affordable basis. A change in consumer discretionary spending, due to inflationary pressures, economic downturn or other reasons may also materially and adversely affect our sales, and our business, financial condition and results of operations.

We may not be able to compete successfully in the highly competitive nutritional snacking industry.

Our business is committed to providing people a more nutritious way to eat. We compete in the nutritional snacking industry, which is included in the general snack foods industry. The nutritious snacking industry is large and intensely competitive. Competitive factors in the nutritional snacking industry include product quality, taste, texture, brand awareness among consumers, nutritional content, the sourcing and degree of processing of ingredients, innovation of "on-trend" snacks, variety of snacks offered, allergen profile, grocery aisle placement, access to retailer shelf space, price, advertising and promotion, perceived level of protein to calorie ratio, price per gram of protein, and product packaging and package design. We compete in this market against numerous multinational, regional and local companies principally based on our nutritional content, product taste and quality, our brand recognition and loyalty, marketing, advertising, price and the ability to satisfy specific consumer dietary needs. An increasing focus on macronutrient-focused products in the marketplace will likely increase these competitive pressures within the category in future periods.

Our competitors in the nutritional snacking industry include companies selling protein bars, chips, confections, shakes and nutritional supplements often with a focus on specific dietary approaches such as keto, paleo, vegan, gluten free, vegetarian and others. Views towards nutritional snacking, weight loss and management, and other nutritional approaches, are cyclical and trendy, with constantly changing consumer perceptions. Besides remaining competitive through the quality of our products and consumer perceptions of the effectiveness of a low-carb, low-sugar and protein-rich eating approach, our brands must continue to be viewed favorably, or our business and reputation may be materially and adversely affected. If other nutritional approaches become more popular, or are generally perceived to be more effective, we may not be able to compete effectively. In addition, public opinion on the use of chronic weight management medication continues to shift significantly as the popularity of clinical solutions grows and more weight management medications are approved by the FDA. Moreover, the growing acceptance and use of medication to manage weight could negatively affect the demand for many types of food in general and our products. If the use of weight management medication becomes more popular and more widely used and we are unable to communicate effectively to consumers how our products can support achieving or maintaining their weight management goals, our business could be materially and adversely affected.

Some of our competitors have resources substantially greater than we have and market and sell brands that may be more widely recognized than our brands. Our current and potential competitors may offer products similar to our products, a wider range of products than we offer, and may offer such products at more competitive prices than we do. Local or regional markets often have significant additional competitors, many of whom offer products similar to ours and may have unique ties to regional or national retail chains. Any increased competition from new entrants into the nutritional snacking industry or any increased success by existing competition could cause reductions in our sales, require us to reduce our prices, or both, which could materially and adversely affect our business, financial condition and results of operations.

Our operations are dependent on a global supply chain and the effects on us or our suppliers of supply chain constraints and inflationary pressures, including those related to tariffs, could adversely affect our operating results.

Our operations and the operations of our contract manufacturers have been, and may continue to be, affected by supply chain constraints and packaging, ingredient and labor challenges resulting in increased costs. The continuing uncertain economic environment and macroeconomic and geopolitical events and trends may increase or prolong these risks. In addition, current or future governmental policies or regulations, which include the imposition of tariffs, or the effects on certain ingredients resulting from climate change or regulations associated with combating climate change may increase the risk of further inflation, which could further increase the costs of ingredients, packaging and finished goods for our business. Similarly, if costs of goods and labor continue to increase, our suppliers may continue to seek price increases from us. These circumstances have resulted in negative effects on our results of operations. If we cannot mitigate the effect of supply chain constraints and inflationary pressure through price increases or cost saving measures, our results of operations and financial condition could be further negatively affected.

Even if we can raise the prices of our products, consumers might react negatively to these price increases, which could have a material adverse effect on, among other things, our brands, reputation, and sales. If our competitors maintain or lower their prices while we raise prices, we may lose customers or the purchase frequency of our products may slow, which would both adversely affect sales. Our profitability may be negatively affected by higher costs, inadequate pricing or a reduction in purchase frequencies of our products, which may negatively affect gross margins and sales. Even though we continue to work to alleviate supply chain constraints through various measures, we cannot predict the effect of these constraints on the timing of revenue and operating costs of our business in the near future. Supply chain challenges and supply chain constraints relating to ingredients, freight and packaging, including cost inflation in general and as related to tariffs, have negatively affected our gross margins and profitability in the past and may continue to have a negative effect on our future operating results and profitability. In addition, prolonged unfavorable economic conditions, including because of recession or slowed economic growth, labor strikes, or public health outbreaks, endemics or pandemics, may have an adverse effect on our sales and profitability.

If we cannot maintain or increase the prices of our products to cover elevated input costs, our margins may decrease.

We rely, in part, on price increases to offset cost increases and maintain or improve the profitability of our business. Our ability to maintain prices or effectively implement price increases, may be affected by several factors, including competition, effectiveness of our marketing programs, the continuing strength of our brands, market demand and general economic conditions, including broader inflationary pressures. During challenging economic times, consumers may be less willing or able to pay a price premium for our branded products and may shift purchases to lower-priced or other value offerings, making it more difficult for us to maintain prices and/or effectively implement price increases. In addition, our retail partners and distributors may pressure us to rescind price increases we have announced or already implemented, whether through a change in list price or increased trade and promotional activity. If we cannot maintain or increase prices for our products or must increase trade and promotional activity, our margins may be adversely affected. Furthermore, price increases generally cause volume losses, as consumers tend to purchase fewer units at higher price points. If such losses are greater than expected or if we lose distribution due to price increases, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to implement our growth strategies successfully, timely, or at all, our ability to increase our revenue and operating profits could be materially and adversely affected.

Our success depends, largely, on our ability to implement our growth strategies effectively. However, we may fail to accomplish this. We expect to continue focusing on nutritional snacking and intend to add additional brands to our product portfolio. Our ability to expand successfully our nutritional snacking brands and other growth strategies depends on, among other things, our ability to identify, and successfully cater to, new demographics and consumer trends, develop new and innovative products, identify and acquire additional product lines and businesses, secure shelf space in grocery stores, wholesale clubs and other retailers, increase consumer awareness of our brands, enter into distribution and other strategic arrangements with third-party retailers and other potential distributors of our products, and compete with numerous other companies and products.

In addition, low carbohydrate eating lifestyle consumers of our products and those consumers using chronic weight management medication to support their weight loss goals may have different preferences and spending habits than the consumers of traditional weight loss products. We may also fail to adequately explain to consumers using chronic weight management medication how our products can support achieving and maintaining weight loss goals. We may fail in reaching and maintaining the loyalty or purchase frequency rate of new consumers to the same extent, or at all, as we have with our historical consumers. We may also not succeed in evolving our advertising and other efforts to appeal to our target consumers.

If we cannot identify and capture new audiences and demographics for our brands, our ability to integrate additional brands successfully will be adversely affected. Accordingly, we may not be able to successfully implement our growth strategies, expand the number of our brands, or continue to maintain growth in our sales at our current rate, or at all. If we fail to implement our growth strategies or if we invest resources in growth strategies that ultimately prove unsuccessful, our sales and profitability may be negatively affected, which would materially and adversely affect our business, financial condition and results of operations.

If we do not continually enhance our brand recognition, maintain or increase distribution of our products, attract new consumers to our brands and introduce new and innovative products, either on a timely basis or at all, our business may suffer.

The nutritional snacking industry is subject to rapid and frequent changes in consumer demands. Because consumers are constantly seeking new products and strategies to achieve their healthy eating goals, our success relies heavily on our ability to continue to enhance our brand recognition amongst consumers, develop and market new and innovative products and extensions, and effectively inform consumers of these new products. New product sales represent a growing and important portion of our net sales. To respond to new and evolving consumer demands, achieve market acceptance and keep pace with new nutritional, scientific, technological and other developments, we must constantly introduce new and innovative products into the market, some of which may not be accepted by consumers, may be sent to market prematurely, or may contravene our or consumers' taste or texture standards. Accordingly, we may fail in timely developing, introducing, or marketing any new or enhanced products. If we cannot commercialize new products, our revenue may not grow as expected, which would materially and adversely affect our business, financial condition and results of operations.

Our growth may be limited if we cannot maintain or secure additional shelf or retail space for our products in brick-and-mortar retailers.

Our results depend on our ability to drive revenue growth, in part, by maintaining and expanding the distribution for our products. Our ability to do so may be limited by an inability to secure new retailers or maintain or add shelf and retail space for our products. Shelf and retail space for nutritional snacks is limited and subject to competitive and other pressures. There can be no assurance that retailers will provide sufficient, or any, shelf space, nor that online retailers will provide online access to, or adequate product visibility on, their platform to enable us to meet our growth objectives. Recently, the Atkins brand has seen a reduction of retailer shelf space and total points of distribution, which has, and we expect to continue to have, a negative effect on Atkins' net sales.

Unattractive placement or pricing may put our products at a disadvantage compared to those of our competitors. Even if we obtain shelf space or preferable shelf placement, our new and existing products may fail to achieve the sales expectations set by our retailers, potentially causing these retailers to remove our products from their shelves. Additionally, an increase in the availability, quantity and quality of private label products in the product categories in which we compete could create more pressure for shelf space and placement for branded products within each such category, which could materially and adversely affect our sales.

If the perception of our brands or organizational reputation are damaged, our consumers, distributors and retailers may react negatively, which could materially and adversely affect our business, financial condition and results of operations.

We believe we have built our reputation on the efficacy of our nutritional approach, and the high-quality flavor and nutritional content of our food. We must protect and expand on the value of our brands to continue to succeed in the future. Any incident that erodes consumer affinity for our brands or our business operations could significantly reduce our value and damage our business. For example, negative third-party research or media reports on our nutritional approach, use of ingredients or the quality of our food, whether accurate or not, may adversely affect consumer perceptions, which could cause the value of our brands to suffer and adversely affect our business. In addition, if we recall certain products, including licensed products over which we may not have full quality control, the public perception of the quality of our food may be diminished. We may also be adversely affected by news or other negative publicity, regardless of accuracy, regarding other aspects of our business, such as:

- public health concerns, illness or safety;
- the perception of our environmental stewardship and the effects our business has on the environment;
- security breaches of confidential consumer or employee information;
- employee related claims relating to alleged employment discrimination, health care and benefit issues; or
- government or industry findings about or the financial stability of our retailers, distributors, manufacturers or others across our supply chain.

As part of our marketing initiatives, we have contracted with certain public figures to market and endorse our products. While we maintain specific selection criteria and are diligent in our efforts to seek out public figures that resonate genuinely and effectively with our consumer audience, the individuals we choose to market and endorse our products may fall into negative favor with the general public. Because our consumers may associate the public figures that market and endorse our products with us, any negative publicity on behalf of such individuals may cause negative publicity about us and our products. This negative publicity could materially and adversely affect our brands and reputation and our revenue and profits.

Negative information, including inaccurate information, about us on social media or online applications that report on the nutritional value of products may harm our reputation and brands, which could have a material and adverse effect on our business, financial condition and results of operations.

There has been a marked increase in using social media platforms and similar channels and online applications that provide individuals with access to a broad audience of consumers and other interested persons and access to commentary or ratings on the nutritional value of products. The availability of this information is virtually immediate, as is its effect. Many social media platforms provide the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. In addition, many online applications that provide ratings of the nutritional value of products present their ratings with a particular viewpoint that may not be understood by consumers. The opportunity for dissemination of information, including inaccurate information, is potentially limitless. Information about our business and/or products may be circulated on such platforms or through such applications at any time. Negative views regarding our products and the efficacy of our eating approaches have been posted on various social media platforms and ranking applications, may continue to be posted in the future, and are out of our control. Regardless of their accuracy or authenticity, such information and views may be adverse to our interests and may harm our reputation and brands. The harm may be immediate without affording an opportunity for redress or correction. Ultimately, the risks associated with any such negative publicity cannot be eliminated or completely mitigated and may materially and adversely affect our business, financial condition and results of operations.

We must appropriately allocate resources to maintain consumer awareness of our brands, build brand loyalty and generate interest in our products. Our marketing strategies and channels will evolve, and our programs may or may not be successful.

To remain competitive and expand and keep shelf placement for our products, we may need to increase our marketing and advertising spending to maintain and increase consumer awareness, protect and grow our existing market share or promote new products, which could affect our operating results. Substantial advertising and promotional expenditures may be required to maintain or improve the market position of our brands or to introduce new products to the market. We, along with participants in our industry, are increasingly engaging with non-traditional and evolving media channels, including consumer outreach through social media and web-based communications, which may not prove successful. An increase in our marketing and advertising efforts may not maintain our current reputation or lead to increased awareness for our brands. Moreover, we may not maintain current awareness of our brands due to any potential fragmentation of our marketing efforts as we continue to focus primarily on a low-carb, low-sugar and protein-rich nutritional approach for everyday snacking consumers. In addition, as media becomes increasingly fragmented, with consumers viewing media more and more through a variety of different platforms, channels and devices such as mobile devices and online streaming and less from traditional broadcast and cable television outlets, our costs to reach a comparable number of target consumers for our advertising activities has increased.

We also consistently evaluate our product lines to determine whether to redesign or discontinue certain products. Redesigning or discontinuing products may increase our profit margin but could reduce our sales and cause consumers to shop other brands. The reformulation or discontinuation of product lines may have an adverse effect on our business, financial condition and results of operations.

Our geographic focus makes us particularly vulnerable to economic and other events and trends in North America.

We operate mainly in North America and, therefore, are particularly susceptible to adverse regulations, economic climate, consumer trends, market fluctuations, including commodity price fluctuations or supply shortages of key ingredients, and other adverse events in North America. The concentration of our businesses in North America could present challenges and may increase the likelihood that an adverse event in North America would disproportionately materially and adversely affect product sales, financial condition and operating results.

Pandemics, epidemics or disease outbreaks have in the past and may in the future disrupt our business, including, among other things, consumption and trade patterns, our supply chain and production processes, each of which could materially affect our operations, liquidity, financial condition and results of operations.

The actual or perceived effects of a disease outbreak, epidemic, pandemic or similar widespread public health concern, could negatively affect our operations, liquidity, financial condition and results of operations.

Pandemics, epidemics or disease outbreaks may affect demand for our products because quarantines or other government restrictions on movement may cause erratic consumer purchase behavior. Future governmental or societal impositions of restrictions on public gatherings, especially if prolonged, may have adverse effects on consumption rates and in-person traffic to retail stores and, in turn, our business. Even the perceived risk of infection or health risk may adversely affect traffic to our store-based retail customers and, in turn, our business, liquidity, financial condition and results of operations, particularly if any mobility restrictions are in place for significant time.

The spread of pandemics, epidemics or disease outbreaks may also disrupt our third-party business partners' ability to meet their obligations to us, which may negatively affect our operations. These third parties include those who supply our ingredients, packaging, and other necessary operating materials, contract manufacturers, distributors, and logistics and transportation services providers. As a result of such events, ports and other channels of entry may be closed or operate at only a portion of capacity, as workers may be prohibited or otherwise unable to report to work and means of transporting products within regions or countries may be limited for the same reason. For example, the operations of several of our contract manufacturers were affected by the COVID-19 pandemic's effect during fiscal years 2020 and 2021 on the availability of labor. During the COVID-19 pandemic, transport restrictions were put in place and global supply was constrained, each of which caused price increases or shortages of certain ingredients and raw materials used in our products. Further, our contract manufacturers' ability to manufacture our products was, and may again in the future be, impaired by disruption to their employee staffing, procurement, manufacturing, or warehousing capabilities because of health pandemics, epidemics or disease outbreaks.

Our results of operations depend on, among other things, our ability to maintain and increase sales volume with our existing customers, to attract new consumers and to provide products that appeal to consumers at prices they are willing and able to pay. Our ability to implement our innovation, advertising, display and promotion activities designed to maintain and increase our sales volumes on a timely basis may be negatively affected because of modifications to retailer shelf reset timing or retailer pullback on in-store display and promotional activities during pandemic or similar situations. Retailers may also alter their normal inventory receiving and product restocking practices during pandemics, epidemics or disease outbreaks, which may negatively affect our business.

Workforce limitations and travel restrictions resulting from pandemics, epidemics or disease outbreaks and related government actions may affect many aspects of our business. If a significant percentage of our workforce cannot work or we cannot visit our contract manufacturers' locations, including because of illness, travel or government restrictions related to pandemics or disease outbreaks, our operations may be negatively affected. In addition, pandemics or disease outbreaks could cause a widespread health crisis that could adversely affect the economies and financial markets of many countries where we offer products, resulting in an economic downturn that could affect customers' and consumers' demand for our products.

Adverse and uncertain economic conditions, such as decreases in per capita income and level of disposable income, increased unemployment or a decline in consumer confidence because of pandemic or similar situations, could have an adverse effect on distributor, retailer and consumer demand for our products. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns.

Our efforts to manage and mitigate these factors may be unsuccessful, and the effectiveness of these efforts depends on factors beyond our control, including the duration and severity of any pandemic, epidemic or disease outbreak, and third-party actions taken to contain its spread and mitigate public health effects.

Risks Related to our Operating Model

Ingredient and packaging costs are volatile and may rise significantly for a variety of reasons, many of which are outside our control, which may negatively affect the profitability of our business.

We source ingredients and packaging from a variety of vendors and suppliers, including domestic and international sources. We negotiate the prices for large quantities of core ingredients, such as nuts, protein, fiber and packaging materials. Several ingredients are farmed or manufactured outside of the United States. Costs of ingredients and packaging are volatile and can fluctuate due to conditions difficult to predict, including global competition for resources, fluctuations in currency and exchange rates, weather conditions, the effects of climate change, natural or man-made disasters, consumer demand, geopolitical events, and changes in governmental trade, including the imposition of tariffs in the United States, and agricultural programs and environmental regulations affecting the production or manufacturing of ingredients and packaging. Volatility in the prices of the core ingredients and other supplies we purchase increased in recent fiscal years and, while these price increases have begun to moderate for some core ingredients and other supplies, we experienced increased costs for certain core ingredients and supplies during fiscal year 2026. We also anticipate increases in the cost of certain core ingredients and supplies during fiscal year 2026. For more information, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations - Business Trends."*

United States trade policies, including tariffs, and potential related actions by other countries are all outside of our control and may affect our financial condition or results of operations. Recently, the United States announced tariffs on imports from a broad range of countries, including the European Union, Canada, Mexico, and China, which we anticipate will cause inflationary pressures and higher costs on certain of our ingredients and packaging and imports from the affected countries during fiscal year 2026. If maintained, the announced tariffs, as well as related measures that could be taken by other countries and the potential escalation of trade disputes, are expected to affect our business and results of operations. The extent and duration of the tariffs and the resulting effect on general economic conditions and on our business as a result of increases in prices for ingredients and packaging we import or our suppliers and vendors purchase to produce these items that we acquire through our supply chain are uncertain and depend on various factors, such as negotiations between the United States and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products.

Our attempts to potentially offset these pressures through increases in the selling prices of some of our products or cost savings initiatives may not be successful and may result in reductions in sales volume or profitability. To the extent that price increases or cost savings initiatives are not sufficient to offset increased costs, and/or if they result in significant decreases in sales volume or profitability, our business, financial condition, or operating results may be adversely affected.

We do not use hedges for availability of any core ingredients or packaging. Any material upward movement in core ingredient or packaging pricing could negatively affect our margins if we cannot find efficiencies or pass these costs on to our consumers. If we are unsuccessful in managing our ingredient and packaging costs, if we cannot increase our prices to cover increased costs, or if such price increases reduce our sales volumes, then such increases in costs will materially and adversely affect our business, financial condition and results of operations.

Certain of our core ingredient contracts have minimum volume commitments that could require purchases without matching revenue during weaker sales periods. Future core ingredient and packaging prices may be affected by new laws or regulations, tariffs, suppliers' allocations to other purchases, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

Shortages or interruptions in the supply or delivery of our core ingredients, packaging, products or equipment we purchase could materially and adversely affect our operating results as we rely on a limited number of third-party suppliers to supply our core ingredients and packaging and a limited number of contract manufacturers to manufacture our products.

The core ingredients used in manufacturing our products include nuts, protein and fiber. We rely on a limited number and in certain cases single third-party suppliers to provide our core ingredients, a portion of which are international companies. There may be a limited market supply of any of our core ingredients. Any disruption in supply could materially and adversely affect our business, particularly our profitability and margins. Events that adversely affect our suppliers could impair our ability to obtain core ingredient inventories in the quantities desired. Such events include problems with our suppliers' businesses, finances, labor relations, sustainability concerns, evolving applicable environmental regulations, ability to import core ingredients, delays in imported core ingredients being processed through local customs, costs, production, insurance, reputation and weather conditions during growing, harvesting or shipping, including flood, drought, frost and earthquakes, man-made disasters or other catastrophic occurrences, and geopolitical events such as the continuing conflict between Ukraine and Russia.

Our financial performance depends largely on our ability to purchase core ingredients and packaging in sufficient quantities at competitive prices. We may not have continued supply, pricing or exclusive access to core ingredients and packaging from these sources. Any of our suppliers could discontinue or seek to alter their relationships with us. We may be adversely affected by increased demand for our specific core ingredients, a reduction in the overall supply of required core ingredients, suppliers raising their prices, and increases in the cost of packaging and distributing core ingredients. We may not be able to identify and qualify new suppliers of core ingredients promptly, which could adversely affect our ability to make timely deliveries of products. Additionally, we may be adversely affected if suppliers stop selling to us or enter arrangements that impair their abilities to provide us with core ingredients and packaging.

We rely on a limited number of contract manufacturers to manufacture our products. If any of these manufacturers:

- experience adverse effects on their businesses, including an inability to fulfill their labor or other human capital needs;
- cannot continue manufacturing our products at required levels, on a timely basis, or at all; or
- choose to cancel or not renew our contract with them to manufacture our products;

we may be forced to seek other manufacturers. We may not be able to identify and qualify new manufacturers promptly that could allocate sufficient capacity to meet our requirements, which could adversely affect our ability to make timely deliveries of products. Furthermore, we may be unable to negotiate pricing or other terms with existing or new manufacturers as favorable as what we currently enjoy. In addition, there is no guarantee a new manufacturing partner could accurately replicate the production process and taste profile of the existing products. In addition, occasionally we determine to select new contract manufacturers to replace existing manufacturers to produce our products. If the transition to a new manufacturer is delayed or we experience product quality or other production issues during the transition to the new manufacturer, our business may be negatively affected until these issues are resolved.

Our contract manufacturers also independently contract for and obtain certain ingredients and packaging for our products. If we or our contract manufactures cannot obtain certain ingredients or packaging in the required amounts or at all, their ability to manufacture our products could be adversely affected. It could take a significant period of time to locate and qualify such alternative production sources or alternative ingredients or packaging, which could materially and adversely affect our business.

If having our products available for consumer purchase through our retail customers is disrupted for any reason, including because of an inability to obtain ingredients or packaging, labor challenges at our logistics providers or our contract manufacturers, or if our customers experience delays in stocking our products in their locations, we may experience a reduction in sales at retail and our results of operations could be material and adversely affected.

We rely in large part on our third-party contract manufacturers to maintain the quality of our products. The failure or inability of contract manufacturers to comply with the specifications and requirements of our products could cause product recalls, which could materially and adversely affect our reputation and subject us to significant liability should the consumption of any of our products cause or be claimed to cause illness or injury. Our products implicate risks such as product contamination, spoilage, product tampering, other adulteration, mislabeling and misbranding. We also license certain products that contain our brands and logos, but which are produced and distributed exclusively by third parties of whom we have limited control. In addition, we do not own our warehouse facilities, but they are managed for us by a third party.

Under certain circumstances, we may be required to, or may voluntarily, recall or withdraw products. A widespread recall or withdrawal of any of ours or licensed products may negatively and significantly affect our sales and profitability and could cause significant losses depending on the costs of the recall, destruction of product inventory, reduction in product availability, and reaction of competitors and consumers.

We may be subject to claims or lawsuits, including class actions lawsuits which may result in liability for actual or claimed injuries, illness, death, damages, or reimbursements. Any of these events could materially and adversely affect our business, financial condition and results of operations. Whether or not a claim or lawsuit is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness, injury, or damages could adversely affect our reputation with existing and potential consumers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our available insurance or by any rights of indemnity or contribution we may have against others. We maintain product liability insurance in an amount we believe to be adequate. However, we may incur claims or liabilities for which we are not insured or that exceed our insurance coverage. A product liability judgment against us or a product recall could materially and adversely affect our business, financial condition and results of operations.

We are subject to risks associated with protection of our trade secrets by our third-party contract manufacturers. If our contract manufacturers fail to protect our trade secrets, either intentionally or unintentionally, our business, financial condition and results of operations could be materially and adversely affected. If we experience significant increased demand for our products, or need to replace an existing supplier or manufacturer, additional supplies of core ingredients or manufacturers may not be available when required, on acceptable terms, or at all. Suppliers may not allocate sufficient capacity to meet our requirements, fill our orders promptly or meet our strict quality standards. Even if our existing suppliers and manufacturers can expand their capacities to meet our needs, or we can find new sources of core ingredients or new contract manufacturers, we may encounter delays in production, inconsistencies in quality and added costs. We may not be able to pass increased costs onto the consumer immediately, if at all, which may decrease or eliminate our profitability. Any manufacturing and/or supply disruptions or cost increases could have an adverse effect on our ability to meet consumer demand for our products and result in lower net sales and profitability, both in the short and long-term.

We rely on sales to a limited number of retailers for a substantial portion of our net sales and losing one or more such retailers may materially harm our business. In addition, we maintain "at-will" contracts with these retailers, which do not require recurring or minimum purchase amounts of our products.

A substantial amount of our sales are generated from a limited number of retailers. Sales to our largest retailer customer, Walmart Inc., represented approximately 31% of consolidated sales in fiscal year 2025, with approximately 24% through their mass retail channel and approximately 7% through their Sam's Club and e-commerce channels. Sales to our next largest retailer, Amazon, represented approximately 18% of consolidated sales in fiscal year 2025. No other customer represents more than 10% of sales. Although the composition of our significant retailers may vary from period to period, we expect most of our sales will continue to come from a relatively small number of retailers for the foreseeable future. These retailers may take actions that affect us for reasons we cannot anticipate or control, such as their financial condition, changes in their business strategy or operations, including their inability to meet their labor or other human capital needs, the perceived quality of their products and introducing competing products. There can be no assurance that Walmart or Amazon or our other significant customers will continue to purchase our products in the same quantities or on the same terms as in the past, particularly as increasingly powerful retailers continue to demand lower pricing. During fiscal year 2025, Walmart reduced the number of Atkins products it carries in its stores and in the future may continue to reduce the total assortment of Atkins products it carries.

Our retailers rarely provide us with firm, long- or short-term volume purchase commitments. As a result, we could have periods with little to no orders for our products while still incurring costs related to workforce maintenance, marketing, general corporate and debt service. Furthermore, despite operating in different channels, our retailers sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from competition, retailers may take actions that negatively affect us. We may not find new retailers to supplement our revenue in periods when we experience reduced purchase orders or recover fixed costs because of experiencing reduced purchase orders. Periods of reduced purchase orders could materially and adversely affect our business, financial condition and results of operations.

Conversely, occasionally, we may experience unanticipated increases in orders for our products from these retailers that can create supply chain problems and may cause unfilled orders. If we cannot meet increased demand for our products, our reputation with these retailers, and ultimately our consumers, may be harmed. Unanticipated fluctuations in product requirements could cause fluctuations in our results from quarter-to-quarter. Consolidation among retailers may also materially and adversely affect our results. An increase in the concentration of our sales to large customers may negatively affect our profitability due to the effect of higher shelving fees and reduced volumes of product sold. Furthermore, as retailers consolidate or account for a larger percentage of our sales, they may reduce the number of branded products they offer to accommodate private label products and pressure us to lower the prices of our products.

The loss of, a disruption in or an inability to efficiently operate our fulfillment network could materially and adversely affect our business, financial condition, and results of operations.

For our U.S. operations, we utilize distribution centers in Greenfield, Indiana. A substantial portion of our inventory is shipped directly to our retailers from these centers by a third-party logistics provider. Most of our other customers pick-up their orders at our distribution centers and arrange for delivery to their fulfillment network. A small percentage of our customers are shipped certain products directly from a co-manufacturing location. We rely significantly on the orderly operation of our distributions centers and logistics providers. If complications arise, a particular facility is damaged or destroyed or if either our third-party logistics partners or our customers who transport their own orders to their fulfillment network cannot meet their labor or other human capital needs for delivery drivers or other warehouse personnel or if trucking regulations affect current trucking norms (such as a shift to electric vehicles), our ability to deliver inventory timely or cost effectively could be significantly impaired, which could materially and adversely affect our business because of lost consumer purchases at retail thereby negatively affecting our operations.

We rely primarily on a single-sourced logistics provider for distribution and product shipments in the United States from our distribution centers. Our utilization of delivery services for shipments is subject to risks that may affect the ability to provide delivery services that adequately meet our shipping needs including increases in fuel prices, labor shortages, employee strikes and inclement weather. Occasionally, we may change third-party logistics providers and we could face logistical difficulties that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change and fail to obtain terms as favorable as those we currently receive.

Disruptions at our distribution facilities or in our operations due to natural or man-made disasters, pandemics or other disease outbreaks, fire, flooding, terrorism or other catastrophic events, system failure, labor shortages or disagreements or shipping problems may cause delays in the delivery of products to retailers and could materially and adversely affect our results of operations.

Severe weather conditions, natural disasters such as fires, floods, droughts, hurricanes, earthquakes and tornadoes, government regulation related to climate change, and the effects of climate change and geopolitical events can affect crop supplies, and supply chain infrastructure, and negatively affect the operating results of our business.

Severe weather conditions and natural disasters, such as fires, floods, droughts, frosts, hurricanes, earthquakes, tornadoes, insect infestations and plant disease, and geopolitical events may affect the supply of core ingredients and packaging used to make and protect food products or may prevent the manufacturing or distribution of food products by third parties. In addition, a number of these weather conditions could become even more severe over time because of the effects of climate change. Competing manufacturers might be affected differently by weather conditions, natural disasters, and geopolitical events depending on the location of their sources of supplies and manufacturing or distribution facilities. If supplies of core ingredients and packaging available to us are reduced, we may not find enough supplemental supply sources on favorable terms, which could materially and adversely affect our business, financial condition and results of operations. In addition, because we rely on few contract manufacturers for most of our manufacturing needs and because our distribution warehouses are all in a similar geographic location, adverse weather conditions could affect the ability for those third-party operators to manufacture, store or move our products.

Climate Change, or legal, regulatory or market measures to address climate change, may negatively affect our business and operations.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse effect on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as whey, cocoa and palm or other plant-based oils. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, or disrupt production schedules. The physical effects and transitional costs of climate change and the legal, regulatory or market initiatives to address climate change could have a negative effect on our business, financial condition, and results of operations.

There is an increased focus by regulatory and legislative bodies regarding environmental policies relating to climate change, regulating greenhouse gas emissions, energy policies, and sustainability. Increased compliance costs and expenses because of climate change and additional legal or regulatory requirements regarding climate change that are designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment may cause disruptions in, or an increase in the costs associated with, our business. Moreover, compliance with any such legal or regulatory requirements may require us to make significant changes in our business operations and strategy, which will likely require us to devote substantial time and attention to these matters and cause us to incur additional costs. Even if we make changes to align ourselves with such legal or regulatory requirements, we may still be subject to significant penalties or potential litigation if such laws and regulations are interpreted and applied in a manner inconsistent with our practices. The effects of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse effect on our business and results of operations.

We intend to grow through mergers and acquisitions or joint ventures, and we may not successfully integrate, operate or realize the anticipated benefits of such business combinations.

As part of our strategic initiatives, we intend to pursue acquisitions or joint ventures. Our acquisition strategy is based on identifying and acquiring brands with products that complement our existing products and identifying and acquiring brands in new categories and new geographies to expand our platform of nutritional snacks and potentially other food products. Although we regularly evaluate multiple acquisition candidates, we cannot be certain that we can successfully identify suitable acquisition candidates, negotiate acquisitions of identified candidates on favorable terms, or integrate acquisitions we complete.

Acquisitions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets, which could increase target prices and/or materially and adversely affect our ability to consummate deals on favorable terms, the potential unavailability of financial resources necessary to consummate acquisitions, the risk we improperly value and price a target, the potential inability to identify all of the risks and liabilities inherent in a target company or assets notwithstanding our diligence efforts, the diversion of management's attention from the day-to-day operations of our business and additional strain on our existing personnel, increased leverage resulting from the additional debt financing that may be required to complete an acquisition, dilution of our net current book value per share if we issue additional equity securities to finance an acquisition, difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions.

Any future acquisitions may pose risks associated with entry into new geographic markets, including outside the United States and our current international markets, distribution channels, lines of business or product categories, where we may not have significant prior experience and where we may not be as successful or profitable as we are in businesses and geographic regions where we have greater familiarity and brand recognition. Potential acquisitions may entail significant transaction costs and require significant management time and distraction from our core business, even where we cannot consummate or decide not to pursue a particular transaction.

Besides the risks above, even when acquisitions are completed, integration of acquired entities can involve significant difficulties. These include failure to achieve financial or operating objectives regarding an acquisition, systems, operational and managerial controls and procedures, the need to modify systems or to add management resources, difficulties in the integration and retention of consumers or personnel and the integration and effective deployment of operations or technologies, amortization of acquired assets (which would reduce future reported earnings), possible adverse short-term effects on cash flows or operating results, the integration of personnel with diverse backgrounds and organizational cultures, the coordination of sales and marketing functions and failure to obtain and retain key personnel of an acquired business. Failure to manage these acquisition growth risks could have an adverse effect on our business.

We may not realize the expected benefits of acquisitions, including the OWYN acquisition, because of integration difficulties and other challenges.

We have historically seen growth in our business through acquisitions of complementary products and businesses. For example, we completed the OWYN Acquisition in June 2024. The success of acquisitions, including the OWYN acquisition, will depend, in part, on our ability to realize all or some of the anticipated benefits from integrating these acquired businesses with our existing business. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of an acquired business, including OWYN, consist of, among others:

- failure to implement our business plan for the combined business;
- unanticipated issues in integrating co-manufacturing, logistics, information, communications and other systems;
- possible inconsistencies in standards, controls, procedures and policies, and compensation structures between the acquired structure and our structure;
- failure to retain key employees, customers and suppliers;
- unanticipated changes in applicable laws and regulations;
- the complexities associated with integrating personnel from another company;
- operating risks inherent in the acquired company's business and our business;
- diversion of management's attention from other business concerns;
- increasing the scope, geographic diversity and complexity of our operations; and
- unanticipated issues, expenses and liabilities.

We may not be able to maintain the levels of net sales, earnings or operating efficiency that each company had achieved historically or might achieve separately. In addition, we may not accomplish the integration of an acquired business smoothly, successfully or within the anticipated costs or timeframe. If we experience difficulties with the integration process, the anticipated benefits of the acquisition may not be realized fully, or at all, or may take longer to realize than expected.

Our insurance policies may not provide adequate levels of coverage against claims.

We believe that we maintain insurance policies customary for businesses of our size and type. However, there are losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition and results of operations.

Loss of our key executive officers or other personnel, or an inability to attract and retain such management and other personnel, could negatively affect our business.

Our future success depends to a significant degree on the skills, experience and efforts of our key executives and the strength of our talent positions throughout the organization. The sudden loss of key personnel or our failure to appropriately plan for any expected key executive succession could materially and adversely affect our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. Additionally, we also depend on our ability to attract and retain qualified personnel to operate and expand our business. If we fail to attract talented new employees, our business and results of operations could be negatively affected.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part upon protection of our rights in trademarks, trade dress, copyrights and other intellectual property rights we own or license. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may not be adequate. We may not be able to preclude third parties from using our intellectual property regarding food or beverage products and may not be able to leverage our branding beyond our current product offerings. In addition, our trademark or other intellectual property applications may not always be granted. Third parties may oppose our intellectual property applications, or otherwise challenge our use of trademarks or other intellectual property. Third parties may infringe, misappropriate, or otherwise violate our intellectual property. Changes in applicable laws could lessen or remove the current legal protections available for intellectual property. Any legal action we may bring to protect our brand and other intellectual property could be unsuccessful, result in substantial costs and could divert management's attention from other business concerns. A successful claim of trademark, copyright or other intellectual property infringement, misappropriation, or other violation against us could prevent us from providing our products or services or could require us to redesign or rebrand our products or packaging if we cannot license such third-party intellectual property on reasonable terms. Certain of our intellectual property licenses have fixed terms, and even for those that do not, we cannot guarantee all our intellectual property licenses will remain in effect indefinitely. Termination or breaches of intellectual property licenses granted by or to us could cause the loss of profits generated under such licenses. Any of the foregoing outcomes could materially and adversely harm our business, financial condition or results of our operations.

Any inadequacy, failure or interruption of our information technology systems may harm our ability to effectively operate our business, and our business is subject to online security risks, including security breaches and identity theft.

We rely heavily on information systems for management of our supply chain, inventory, payment of obligations, collection of cash, human capital management, financial tools and other business processes and procedures. Our ability to efficiently and effectively manage our business functions depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss and outages, telecommunications failure or other catastrophic events and from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, whether from maintenance problems, upgrading or transitioning to new platforms, or a breach in security of these systems, could result in interruptions or delays in our operations, reduce efficiency or negatively affect our operations. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption or cyber-security insurance does not sufficiently compensate us for any losses we may incur, our revenue and profits could be reduced, and the reputation of our brand and our business could be materially adversely affected. In addition, remediation of any problems with our systems could result in significant, unplanned expenses.

We have instituted controls, including information system governance controls intended to protect our computer systems and our information technology systems and networks. We also have business continuity plans that attempt to anticipate and mitigate failures. However, we cannot control or prevent every potential technology failure, adverse environmental event, third-party service interruption or cybersecurity risk.

Unauthorized users who penetrate our information security systems could misappropriate proprietary, employee, or consumer information. As a result, it may become necessary to expend additional amounts of capital and resources to protect against, or to alleviate, problems caused by unauthorized access. Data security breaches could cause damaged reputation with consumers and reduced demand for our products. Additional expenditures may not prove to be a timely remedy against breaches by unauthorized users who are able to penetrate our information security. Besides purposeful security breaches, the inadvertent transmission of computer viruses could adversely affect our computer systems and, in turn, harm our business.

We increasingly rely on cloud computing and other technologies that result in third parties holding significant amounts of customer, consumer or employee information on our behalf. There has been an increase over the past several years in the frequency and sophistication of attempts to compromise the security of these systems. If the security and information systems we or our outsourced third-party providers use to store or process such information are compromised or if we, or such third parties, otherwise fail to comply with applicable laws and regulations, we could face litigation and the imposition of penalties that could adversely affect our financial performance. Our reputation as a brand or as an employer could also be adversely affected by these types of security breaches or regulatory violations, which could impair our ability to attract and retain qualified employees.

Many states require that consumers be notified if a security breach results in disclosing their personal financial account or other information. Additional states and governmental entities are considering such "notice" laws. In addition, other public disclosure laws may require that material security breaches be reported. If we experience a security breach, and such notice or public disclosure is required in the future, our reputation and our business may be harmed.

Except for limited information voluntarily submitted by users of our website, we typically do not collect or store consumer data or personal information, although we do share information to third-party providers to provide consumer advertising. However, third-party providers, including our licensees, contract manufacturers, e-commerce contractors and third-party sellers may do so. The website operations of such third parties may be affected by reliance on other third-party hardware and software providers, technology changes, risks related to the failure of computer systems through which these website operations are conducted, telecommunications failures, data security breaches and similar disruptions.

If we or our third-party providers fail to maintain or protect our respective information technology systems and data integrity effectively, fail to implement new systems, update or expand existing systems, fail to provide necessary privacy law disclosures or fail to anticipate, plan for or manage significant disruptions to or compromises of systems involved in our operations, we could:

- lose existing customers;
- have difficulty preventing, detecting, and controlling fraud;
- have disputes with customers, suppliers, distributors or others;
- be subject to regulatory sanctions, including sanctions stemming from violations of the Health Insurance Portability and Accountability Act of 1996 or other federal or state privacy laws;
- suffer reputational harm, and
- incur unexpected costs to remediate any unauthorized access of our systems and implement protective measures against future attacks.

Because of these possible outcomes we could incur increases in operating expenses and our results of operations could be materially and adversely affected. While we maintain insurance against losses related to unauthorized access to our systems, there can be no assurance our level of coverage will be sufficient to address the losses we sustain.

Regulatory Risks and Litigation Risks

All of our products must comply with federal, state and local regulations. Any non-compliance with the FDA or other applicable regulations could harm our business.

Our products must comply with various rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of our products. The FDA has not defined nutrient content claims regarding low-carbohydrates, but it has not objected to using net carbohydrate information on food labels if the label adequately explains how the term is used so it would not be false or misleading to consumers. The FDA requires all carbohydrates per serving to be listed on the Nutrition Facts Panel ("NFP") of a package. Besides the information on the NFP, we often use the term "net carbohydrate" (or "net carbs") on our existing product packaging. We determine the number of net carbs in a serving by subtracting fiber, and sugar alcohols if any, from the total carbohydrates listed on the NFP. It is possible that FDA regulations and/or their interpretations may materially change related to, for example, definitions of certain of our core ingredients, such as fiber, labeling requirements for describing other ingredients or nutrients, such as sugar alcohols or protein, or disclosures of any ingredient labeled as genetically modified ("GMO"). As such, there is a risk that our products could become non-compliant with the FDA's regulations, and any such non-compliance could harm our business.

In addition, if FDA or other regulations restrict us from labeling and marketing certain ingredients or product attributes, such as fiber or "net carb" count, we may not effectively reach our target demographics, promote what we believe to be the benefits of our products or communicate that our products are composed of what we consider to be low-carb, low-sugar and protein-rich ingredients.

We must rely on the contract manufacturers we engage to produce our products to maintain compliance with applicable regulatory requirements. Although we require our contract manufacturers to be compliant with regulatory requirements, we do not have direct control over such facilities. Failure of our contract manufacturers to comply with applicable regulation could have a material and adverse effect on our ability to sell our products to our customers and our results of operations.

Conflicts between state and federal law regarding definitions of our core ingredients, and labeling requirements, may lead to non-compliance with state and local regulations. For example, certain states may maintain narrower definitions of certain ingredients, and more stringent labeling requirements that we are unable to timely implement, or which may cause confusion for consumers. Any non-compliance at the state or local level or resulting from confusion or decrease in appeal with consumers could materially and adversely affect our business, financial condition and results of operations.

Our advertising is regulated for accuracy, and if our advertising is determined to be false or misleading, we may face fines or sanctions.

Our advertising is subject to regulation by the FTC under the Federal Trade Commission Act, which prohibits dissemination of false or misleading advertising. In addition, the National Advertising Division of the Council of Better Business Bureaus, Inc., which we refer to as NAD, administers a self-regulatory program of the advertising industry to ensure truth and accuracy in national advertising. NAD both monitors national advertising and entertains inquiries and challenges from competing companies and consumers. Should our advertising be determined to be false or misleading, we may have to pay damages, revise or withdraw our campaign and possibly face fines or sanctions, which could have a material adverse effect on our sales and operating results.

Changes in the legal and regulatory environment could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation.

Elements of our business, including the production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, transportation and use of many of our products, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, and the laws and regulations administered by government entities and agencies outside the United States in markets in which our products or components thereof, such as core ingredients and packaging, may be made, manufactured or sold. These laws, regulations and interpretations thereof may change, sometimes dramatically, because of a variety of factors, including political, economic or social events. Such factors may include changes in:

- food and drug laws (including FDA regulations);
- laws related to product labeling, advertising and marketing practices;
- laws and programs restricting the sale and advertising of certain of our products;
- laws and programs aimed at reducing, restricting or eliminating ingredients present in certain of our products;
- laws and programs aimed at reducing, restricting or eliminating ingredients or packaging present in certain of our products to meet government objectives to combat climate change or certain labor practices;
- laws and programs aimed at discouraging the consumption of products or ingredients or altering the package or portion size of certain of our products;
- state consumer protection and disclosure laws;

- taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; competition laws;
- anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), and the UK Bribery Act of 2010 (the "Bribery Act");
- economic sanctions and anti-boycott laws, including laws administered by the U.S. Department of Treasury, Office of Foreign Assets Control ("OFAC") and the European Union ("EU");
- laws relating to export, re-export, transfer, tariffs and import controls, including the Export Administration Regulations, the EU Dual Use Regulation and the customs and import laws administered by the U.S. Customs and Border Protection and other local governments where are contract manufacturers are located;
- employment laws;
- privacy laws;
- laws regulating the price we may charge for our products;
- regulatory requirements from any required disclosures related to climate change; and
- farming, transportation and environmental laws.

New laws, regulations or governmental policies and their related interpretations, or changes in any of the foregoing, including taxes, tariffs or other limitations on the sale of our products, ingredients in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may affect our operating results or increase our costs or liabilities. In addition, if we fail to adhere to such laws and regulations, we could be subject to regulatory investigations, civil or criminal sanctions, and class action litigation, which has increased in the industry in recent years.

Litigation or legal proceedings could expose us to significant liabilities and have a negative effect on our reputation.

Occasionally, we may defend against various claims and litigation. We evaluate these claims and litigation, assess the likelihood of unfavorable outcomes, and estimate, if possible, potential losses when appropriate. We may establish reserves, as appropriate based on the information available to management at the time. These assessments and estimates involve a significant amount of management judgment and may differ materially from actual outcomes.

There is an additional risk that potential litigation may lead to adverse publicity, consumer confusion, distrust and additional legal challenges for us. Should we become subject to related or additional lawsuits, including claims related to our products, labeling or advertising, which may vary under state and federal rules and regulations, consumers may avoid purchasing our products or seek alternative products, even if the basis for the claims against us is unfounded.

Risks Related to our Capital Structure

Our indebtedness could materially and adversely affect our financial condition and ability to operate our company, and we may incur additional debt.

As of August 30, 2025, we had approximately $250 million in outstanding term loan indebtedness and a revolving credit facility with availability of up to $75 million with no amounts drawn on that revolving credit facility. Our current and future debt level and the terms of our debt arrangements could materially and adversely affect our financial condition and limit our ability to successfully implement our growth strategies. In addition, under the credit facilities governing our indebtedness, we have granted the lenders a security interest in substantially all of our assets, including the assets of our subsidiaries and an affiliate.

Our ability to meet our debt service obligations will depend on our future performance, which will be affected by the other risk factors described herein. If we do not generate enough cash flow to pay our debt service obligations, we may have to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity. We may not be able to take any of these actions timely, on terms satisfactory to us, or at all.

The credit facilities governing our debt arrangements contain financial and other covenants.

The credit facilities governing our existing debt arrangements contain certain financial and other covenants. Our revolving credit facility has a maximum total net leverage ratio equal to or less than 6.00:1.00 contingent on credit extensions in excess of 30% of the total amount of commitments available under the revolving credit facility, and limitations on our ability to, among other things, incur and/or undertake asset sales and other dispositions, liens, indebtedness, certain acquisitions and investments, consolidations, mergers, reorganizations and other fundamental changes, payment of dividends and other distributions to equity and warrant holders, and prepayments of material subordinated debt, in each case, subject to customary exceptions materially consistent with credit facilities of such type and size. Any failure to comply with the restrictions of the credit facilities may cause an event of default. The credit facilities governing our existing debt arrangements bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could materially and adversely affect our cash flow.

Changes in interest rates may adversely affect our earnings and cash flows.

Our indebtedness under our revolving credit facility bears interest at variable interest rates that use the Secured Overnight Financing Rate ("SOFR") as a benchmark rate. SOFR is calculated based on short-term repurchase agreements, backed by Treasury securities. SOFR is observed and backward looking. Given SOFR is a secured rate backed by government securities, it is a rate that does not take into account bank credit risk. SOFR is therefore less likely to correlate with the funding costs of financial institutions.

At this time, it is not possible to predict the effect of any establishment of alternative reference rates or any other reforms that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates, including SOFR, or other reforms may adversely affect the trading market for SOFR-based securities, including ours. As a result, our interest expense may increase, our ability to refinance some or all our existing indebtedness may be affected, and our available cash flow may be adversely affected.

We may need additional capital in the future, and it may not be available on acceptable terms or at all.

We have historically relied upon cash generated by our operations to fund our operations and strategy. We may also need to access the debt and equity capital markets; however, these sources of financing may not be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to several factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our outstanding debt. These factors may make the timing, amount, terms or conditions of additional financing unattractive to us. If we cannot generate sufficient funds from operations or raise additional capital, our growth could be impeded.

We have incurred and will continue to incur significant costs because of operating as a public company, and our management has been and will continue to be required to devote substantial time to compliance efforts.

We have incurred and expect to continue to incur significant legal, accounting, insurance and other expenses because of being a public company. The Dodd-Frank Wall Street Reform and Customer Protection Act (the "Dodd-Frank Act") and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and related rules implemented by the SEC and listing exchange rules and requirements, have required changes in corporate governance practices of public companies. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional changes. Compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act ("Section 404"), has and will continue to substantially increase expense, including our legal and accounting costs, and make some activities more time-consuming and costly. We may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals, which could adversely affect our business if our internal infrastructure is inadequate to fulfill our public company obligations. These laws, regulations and rules, including new compensation clawback rules, could also make it more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.

In addition, more investors and other market professionals are expecting more detailed environmental, social and governance or ESG reporting from public companies of our size that are currently produced by public companies with human and financial resources that are greater than ours. Furthermore, the SEC has adopted rule changes, and the State of California has enacted legislation that would require us to include certain climate-related disclosures, including greenhouse gas emission data with third-party attestation and climate-related financial statement metrics in a note to their audited financial statements. These rules and legislation may require us to change our accounting policies, to alter our operational policies and to implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or to restate our published financial statements. Such changes may have an adverse effect on our business, financial position and operating results, or cause an adverse deviation from our revenue and operating profit targets, which may negatively affect our financial results.

As a result, we expect to incur additional expenses to meet these reporting expectations as well as any climate related reporting mandated in the future by government regulations.

If we cannot implement appropriate systems, procedures and controls, we may not be able to successfully procure, offer or ship our products, grow our business and account for transactions in an appropriate and timely manner.

Our ability to successfully offer our products, grow our business and account for transactions in an appropriate and timely manner requires an effective planning and management process and certain other automated management and accounting systems. We have an integrated enterprise resource planning system and certain other automated management and accounting systems. We periodically update our operations and financial systems, procedures and controls; however, we still rely on certain manual processes and procedures that may not scale proportionately with our business growth. Our systems will continue to require automation, modifications and improvements to respond to current and future changes in our business. Failure to implement promptly appropriate internal systems, procedures and controls could materially and adversely affect our business, financial condition and results of operations.

If we do not maintain effective internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our financial reporting and adversely affect our business and operating results and the market price for our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. In the future, we may discover areas of our internal control over financial reporting that need improvement. In addition, our internal financial and accounting team is leanly staffed, which can lead to inefficiencies regarding segregation of duties. If we fail to properly and efficiently maintain an effective internal control over financial reporting, we could fail to report our financial results accurately.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Remediation measures may from time to time be time consuming and costly and there is no assurance that the remedial measures we have taken to date, or any remedial measures we may take in the future, will be sufficient to avoid potential future material weaknesses. A material weakness will not be considered remediated until a sustained period of time has passed to allow management to test the design and operational effectiveness of the corrective actions.

We may identify material weaknesses in the future, which could limit our ability to prevent or detect a material misstatement of our annual or interim financial statements. The occurrence of, or failure to remediate, any material weakness we have identified or any other material weakness could result in our failure to maintain compliance with legal requirements, including Section 404 of the Sarbanes-Oxley Act and rules regarding timely filing of periodic reports, in addition to applicable stock exchange listing requirements, could cause investors to lose confidence in our financial reporting and could have an adverse effect on our the market price of our common stock.

We may be required to recognize impairment charges that could materially affect our financial results.

We assess our noncurrent assets, including trademarks, goodwill and other intangible assets, and other long-lived assets, as and when required by accounting principles generally accepted in the United States to determine whether they are impaired and, if they are, we record appropriate impairment charges. We have recorded, and we may be required to record in the future, significant impairment charges and, if we do so, our net income could be materially adversely affected. Refer to Note 5, Goodwill and Intangibles, for additional information regarding the Company's impairment assessments and related impairment charges recorded during fiscal year 2025.

Our only significant asset is ownership of 100% of Atkins Intermediate Holdings, LLC and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or satisfy our other financial obligations.

We have no direct operations and no significant assets other than the direct ownership of 100% of Atkins Intermediate Holdings, LLC. We currently depend on Atkins Intermediate Holdings, LLC for distributions, loans and other payments to generate the funds necessary to meet our financial obligations and to pay any dividends regarding our common stock. Legal and contractual restrictions in agreements governing our debt arrangements and future indebtedness of Atkins Intermediate Holdings, LLC, and the financial condition and operating requirements of Atkins Intermediate Holdings, LLC, may limit our ability to obtain funds in a timely manner from Atkins Intermediate Holdings, LLC. The earnings from, or other available assets of, Atkins Intermediate Holdings, LLC may not be sufficient to pay dividends, make distributions or loans to enable us to pay any dividends on our common stock, or satisfy our other financial obligations.

Risks Related to our Common Stock

Our stock price may be volatile.

Our common stock is traded on the Nasdaq Capital Market ("Nasdaq"). The market price of our common stock has fluctuated in the past and could fluctuate substantially in the future, based on a variety of factors, including future announcements covering us or our key customers or competitors, government regulations, litigation, changes in earnings estimates by analysts, fluctuations in quarterly operating results or general conditions in our industry and may be exacerbated by historical limited trading volume in our common stock. Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations and demand for our services, may adversely affect the market price of our common stock.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares of common stock after the price has appreciated, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions in our amended and restated certificate of incorporation and second amended and restated bylaws, and provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and second amended and restated bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include:

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- the right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances, which prevents stockholders from filling vacancies on our board of directors;
- the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- a prohibition on stockholders calling a special meeting, which forces stockholder action to be taken at an annual meeting of our stockholders or at a special meeting of our stockholders called by the chairman of the board or the chief executive officer pursuant to a resolution adopted by a majority of the board of directors;
- the requirement that a meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
- providing that directors may be removed prior to the expiration of their terms by stockholders only for cause and upon the affirmative vote of a majority of the voting power of all outstanding shares of the combined company; and,
- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

Other Risks

Disruptions in the worldwide economy may materially and adversely affect our business, financial condition and results of operations.

Adverse and uncertain economic conditions, such as those caused by the inflationary environment, geopolitical events and public health emergencies have, in the past affected, and, in the future, may affect distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, contract manufacturers, distributors, retailers, consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns and periods of high inflation, making it more difficult to sell our premium products. Due to the relative costs of our products, during economic downturns and periods of high inflation, it may be more difficult to convince consumers to switch to or continue to use our brands or convince new users to choose our brands without expensive sampling programs and price promotions. In addition, consumers may choose to purchase private-label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in their ordering in response to these conditions and seek to reduce their inventories. Our results of operations depend on, among other things, our ability to maintain and increase sales volume with our existing distributors and retailers, to attract new consumers and to provide products that appeal to consumers at prices they are willing and able to pay. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

Our international operations expose us to regulatory, economic, political and social risks in the countries in which we operate.

The international nature of our operations involves several risks, including changes in U.S. and foreign regulations, tariffs, taxes and exchange controls, economic downturns, inflation and political and social instability in the countries in which we operate and our dependence on foreign personnel. Moreover, although our products in our foreign operations typically mirror those in the United States, consumers outside the United States may have different tastes, preferences, nutritional approaches and perceptions of our brands and business operations than U.S. consumers. Our international business is small compared to our U.S. business, and as a result, our operations are more spread out which can add to our costs and limit our ability to react effectively and timely to adverse events. We cannot be certain that we can enter and successfully compete in additional foreign markets or that we can continue to compete in the foreign markets in which we currently operate.

Doing business outside the United States requires us to comply with the laws and regulations of the U.S. government and various foreign jurisdictions, which place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the FCPA, export controls and economic sanctions programs, including those administered by the OFAC. Because of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations. The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage.

Our continued expansion outside the United States, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or other sanctions violations in the future. Violations of anti-corruption and trade control laws and sanctions regulations may cause reputational damage and are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, and criminal fines and imprisonment.

Finally, our business could be negatively affected by changes in the U.S. and Canadian political environments, in particular. We operate primarily in the United States, and we ship a large number of products between the U.S. and Canada. Adverse changes to trade agreements, import or export regulations, customs duties or tariffs, including exemptions to customs duties or tariffs by either or both governments may have a negative effect on our business, financial conditions and results of operations.

Our international operations expose us to fluctuations in exchange rates, which may materially and adversely affect our operating results.

We source large quantities of our core ingredients from foreign suppliers, and as a result, any material upward movement in foreign exchange rates relative to the U.S. dollar will adversely affect our profitability. Furthermore, the substantial majority of our revenue is generated domestically, while a portion of our third-party manufacturing is completed in Canada. Any U.S. dollar weakness may therefore materially and adversely affect revenue and cash flows while also increasing supply and manufacturing costs.

Our amended and restated certificate of incorporation provides that, to the extent allowed by law, the doctrine of "corporate opportunity" does not apply with respect to the directors, officers, employees or representatives of Conyers Park Sponsor, LLC ("Conyers Park Sponsor") Centerview Capital Holdings LLC ("Centerview Capital") and Centerview Partners and their respective affiliates, excepted as provided below.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation provides that, to the extent allowed by law, the doctrine of "corporate opportunity" does not apply with respect to the directors, officers, employees or representatives of Centerview Capital, Centerview Partners, our original sponsor, and their respective affiliates. The doctrine of corporate opportunity shall apply with respect to any of our directors or officers with respect to a corporate opportunity that was offered in writing to such person solely in his or her capacity as our director or officer and such opportunity is one which they are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. Therefore, except as provided above, these parties have no duty to communicate or present corporate opportunities to us, and have the right to either hold any corporate opportunity for their (and their affiliates') own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us.

As a result, certain of our stockholders, directors and their respective affiliates are not prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not know of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively affect our business or prospects.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Overview and Leadership

Our enterprise risk management framework considers cybersecurity risk alongside other risks as part of our overall enterprise risk assessment process. As part of our enterprise risk management, we maintain a comprehensive information technology, data governance and cybersecurity program that leverages people, processes and technology, to support the effectiveness of our information technology systems and identify, prevent and mitigate information technology and data security risks. Our cybersecurity program is aligned to the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF). Our cybersecurity team utilizes a variety of tools, processes and outside resources to continue to evolve and maintain our cybersecurity program's maturity across the elements of NIST CSF.

Our information security program is focused on detecting, identifying, defending against and mitigating the effect of cybersecurity risks to guard our information technology systems and protect the confidentiality, integrity, and availability of our information technology processes and data. Our Board of Directors is responsible for the oversight of cybersecurity risks, including through the delegation of certain cybersecurity oversight authority to the Audit Committee of the Board.

Our information security program also addresses cybersecurity risks associated with our use of third-party service providers. We use systems and processes designed to assess, identify and reduce the potential impact of a cybersecurity incident at any of our third-party service providers. We assess information security controls of certain of our third-party service providers as part of our third-party information technology risk due diligence, and we conduct third-party vulnerability analysis regularly.

Our information security function and management team is led by our Chief Information Officer, who has approximately 26 years of experience in the information technology area and reports to our Chief Financial Officer and our Director of Infrastructure and Controls. Our Director of Infrastructure and Controls has approximately 20 years of experience in the information technology area.

The information security team is responsible for monitoring, managing, assessing and mitigating cybersecurity risks and threats on a day-to-day basis and is responsible for improving and strengthening our cybersecurity environment. As discussed below, the information security team works with nationally recognized third parties and licenses various cybersecurity tools and products to assist with assessing and managing cybersecurity risks. The information security team regularly interacts and discusses cybersecurity matters with our Chief Financial Officer and a member of our Board who serves as the Board's primary contact on cybersecurity matters as a part of our company-wide risk management system. The information security team has plans and processes in place to escalate certain cybersecurity issues to senior management and the Board or the Audit Committee, including to determine whether, when and how to publicly disclose any material cybersecurity event. In addition, we maintain insurance to help reduce our exposure from potential losses should a cybersecurity incident arise.

The information security team undertakes or engages in these practices and activities, among others, as part of the Company's risk management system:

- updating of software and hardware (including firmware) for vulnerabilities and required patches;
- regular employee training and education to identify and avoid cybersecurity risks and threats;
- developing, implementing and testing incident response and information recovery plans to assess and respond to cybersecurity threats and incidents;
- collaborating with our internal audit function and other internal teams for testing cybersecurity controls and procedures;
- identifying and managing cybersecurity risks presented by third parties, including cybersecurity vendors, cybersecurity software and hardware providers, other vendors and customers, service providers and other parties with access to our systems and data; and the systems of third parties that could adversely affect our operations or business in the event of a cybersecurity incident affecting those third-party systems;
- overseeing threat intelligence systems and notification procedures; and
- maintaining technology solutions for cybersecurity prevention and defense, including outside firewalls, multi-factor authentication systems, separate intrusion prevention and detection systems, anti-virus and anti-malware products and remote access controls.

Use of Third Parties

We have engaged, and intend to continue to engage, nationally recognized third parties to assist us in assessing, among other things:

- emerging cybersecurity risks;
- threat identification;

- threat neutralization;
- cybersecurity environment testing;
- penetration testing;
- phishing and social engineering methods; and
- best practices for continued compliance and training.

When risks or threats are identified to us by a third party, the information security team is responsible for assessing the risk or threat and determining a course of action to mitigate the risk or neutralize the threat.

Effect of Cybersecurity Events

While no previous cybersecurity incidents have materially affected the Company, a cybersecurity incident could have a material effect on our results of operations and financial condition. As described above under "Item 1A-Risk Factors - Any inadequacy, failure or interruption of our information technology systems may harm our ability to effectively operate our business, and our business is subject to online security risks, including security breaches and identity theft," a material cybersecurity incident could disrupt our business, lead to the loss of data or cause us to suffer financial and/or reputational damage, in addition to litigation or remediation costs or penalties.

Governance Overview

Our Board oversees cybersecurity risk through multiple methods. The Audit Committee of the Board has been delegated certain cybersecurity oversight responsibility and, among other things, receives quarterly updates and presentations from our Chief Information Officer regarding our cybersecurity environment, cybersecurity risks and threats, cybersecurity projects we have implemented and plan to implement and other cybersecurity developments. The chair of the Audit Committee reports to the full Board after each meeting. In addition, our information security team regularly interacts and discusses cybersecurity matters with a member of the Board who serves as the Board's primary contact on cybersecurity matters as part of our company-wide risk management system. On a quarterly basis, the Board receives a Quarterly Enterprise Risk Assessment Update that typically includes content regarding Information Technology systems and cybersecurity.

Item 2. Properties.

Our corporate headquarters is located at 1225 17th Street, Suite 1000, Denver, CO 80202. We lease this property, which occupies approximately 27,600 square feet. In addition, we lease or otherwise have rights to use office space and storage space in El Segundo, California, Broomfield, Colorado, and Bentonville metro-area, Arkansas. We also lease two distribution centers in Greenfield, Indiana. We utilize over 1.6 million square feet of floor space among our distribution centers.

Item 3. Legal Proceedings.

From time to time, we have been and may again become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any litigation that we believe to be material, and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating results, financial condition or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders

Our common stock is currently quoted on the Nasdaq Capital Market under the symbol "SMPL."

As of October 17, 2025, there were 99,857,851 shares outstanding and 9 record holders of our common stock.

Dividends

We currently do not pay dividends and have not paid any cash dividends on our common stock to date. We currently intend to retain our future earnings to finance the development and expansion of our business and as such, we do not expect to pay any cash dividends on our common stock in the foreseeable future. The payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current and/or future financing instruments, provisions of applicable law, and any other factors our Board of Directors deems relevant.

Issuer Purchases of Equity Securities

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs[1]	Maximum dollar value of shares that may yet be purchased under the plans or programs[1]
June 1, 2025 - June 28, 2025	—	$ —	—	$ 47,209,385
June 29, 2025 - July 26, 2025	—	—	—	47,209,385
July 27, 2025 - August 30, 2025	899,096	29.53	899,096	20,661,295
Total	899,096	$ 29.53	899,096	$ 20,661,295

(1) We adopted a $50.0 million stock repurchase program on November 13, 2018. On April 13, 2022, and October 21, 2022, we announced that our Board of Directors had approved the addition of $50.0 million and $50.0 million, respectively, to our stock repurchase program, resulting in authorized stock repurchases of up to an aggregate of $150.0 million. As of August 30, 2025, approximately $20.7 million remained available under the stock repurchase program. On October 21, 2025, the Company's Board of Directors approved a $150.0 million increase to its existing stock repurchase program. Under the stock repurchase program, we may repurchase shares from time to time in the open market or in privately negotiated transactions. The stock repurchase program does not obligate us to acquire any specific number of shares over any specific period of time. We may suspend or discontinue the stock repurchase program at any time, and the stock repurchase program does not have an expiration date.

Performance Graph

The following stock performance graph compares the cumulative total stockholder return over the last five fiscal years for (i) the Company's common stock, (ii) the Standard & Poor's 500 Index, and (iii) the Standard & Poor's 500 Packaged Foods & Meats Index. The graph assumes the value of the investment in our common stock and each index was $100.00 on August 29, 2020, with the value of each index inclusive of the reinvestment of any dividends.

The stock price performance below is not necessarily indicative of future stock price performance.



Company Name / Index	August 29, 2020		August 28, 2021		August 27, 2022		August 26, 2023		August 31, 2024		August 30, 2025	
					Annual Return Percentage							
					Fiscal Years Ending							
The Simply Good Foods Company	$	100.00	$	139.23	$	124.10	$	135.72	$	123.71	$	112.76
S&P 500 Index	$	100.00	$	128.54	$	115.67	$	125.12	$	160.00	$	184.16
S&P 500 Packaged Foods & Meats Index	$	100.00	$	99.74	$	111.00	$	106.15	$	106.57	$	88.83

Item 6. Reserved.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included in Item 8 of this Report. In addition to historical information, the following discussion contains forward-looking statements, including, but not limited to, statements regarding the Company's expectation for future performance, liquidity and capital resources that involve risks, uncertainties and assumptions that could cause actual results to differ materially from the Company's expectations. The Company's actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in "Cautionary Note Regarding Forward-Looking Statements," and in Item 1A "Risk Factors" of this Report. The Company assumes no obligation to update any of these forward-looking statements.

Our fiscal year ends the last Saturday in August. Our fiscal year 2025 ended August 30, 2025, was a fifty-two week period. Our fiscal years 2024 and 2023 ended August 31, 2024, and August 26, 2023, were a fifty-three week period and a fifty-two week period, respectively. Our fiscal quarters are comprised of thirteen weeks each, except for fifty-three week fiscal periods for which the fourth quarter is comprised of fourteen weeks, and end on the thirteenth Saturday of each quarter (fourteenth Saturday of the fourth quarter, when applicable). Our fiscal quarters for fiscal 2025 ended on November 30, 2024, March 1, 2025, May 31, 2025, and August 30, 2025.

Unless the context requires otherwise in this Report, the terms "we," "us," "our," the "Company" and "Simply Good Foods" refer to The Simply Good Foods Company and its subsidiaries. In context, "Quest" may also refer to the Quest brand, "Atkins" may also refer to the Atkins brand, and "OWYN" may also refer to the OWYN brand. Atkins, Quest, OWYN, and the Simply Good logo are either registered trademarks or trademarks of the Company's wholly owned subsidiary Simply Good Foods USA, Inc. or one of its affiliates in the United States and elsewhere. All rights are reserved.

Overview

The Simply Good Foods Company is a consumer packaged food and beverage company that aims to lead the nutritious snacking movement with trusted brands that offer a variety of convenient, innovative, great-tasting, better-for-you snacks and meal replacements, and other product offerings. The product portfolio we develop, market and sell consists primarily of protein bars, ready-to-drink ("RTD") shakes, sweet and salty snacks and confectionery products marketed under the Quest, Atkins, and OWYN brand names. We believe Simply Good Foods is poised to expand its wellness platform through innovation and organic growth along with acquisition opportunities.

To that end, in June 2024, we completed the acquisition of Only What You Need, Inc., a plant-based protein food company, for a cash purchase price of approximately $281.9 million (subject to customary adjustments). For more information, please see "*Liquidity and Capital Resources-OWYN Acquisition*".

Our nutritious snacking platform consists of brands that specialize in providing products for consumers that follow certain nutritional philosophies and health-and-wellness trends: Quest for consumers seeking a variety of protein-rich foods and beverages that also limit sugars and simple carbs, Atkins for those following a low-carb lifestyle, and OWYN for those looking for a plant-based food and beverage option. We distribute our products in major retail channels, primarily in North America, including grocery, club, and mass merchandise, as well as through e-commerce, convenience, specialty, and other channels. Our portfolio of nutritious snacking brands gives us a strong platform with which to introduce new products, expand distribution, and attract new consumers to our products.

Business Trends

Our consolidated results of operations for the fiscal year ended August 30, 2025, were primarily driven by Quest and OWYN volume growth, which more than offset continued declines in Atkins driven primarily by a reduction of distribution. In recent periods, retail distribution for the Atkins brand has been under pressure, driving net sales declines for the brand that have been partially offset by growth in the e-commerce channel. The Atkins brand has had, and continues to have, a large retail presence on-shelf, which is being reduced in fiscal year 2026 and could be reduced in future periods. In response, in fiscal year 2026, we are taking actions to bolster the highest performing Atkins products and simultaneously working with retailers to replace lower performing Atkins products with higher performing Quest and OWYN products.

The Company's gross margin was affected by the unfavorable effects of higher commodity expenses compared to the prior year. We continue to monitor macroeconomic trends and uncertainties such as consumer and economic uncertainty, key ingredient inflation, supply chain challenges, and the effects of tariffs, which may have adverse effects on net sales and profitability. We are continuing to evaluate these factors and our ability to potentially offset all or a portion of cost increases through pricing actions and cost savings efforts for fiscal year 2026. Economic pressures on customers and consumers, including the challenges of high inflation and the effects of tariffs, may negatively affect our net sales and profitability in the future.

Please also see the information under Item 1A. "Risk Factors" for additional information regarding the risks of inflation, higher raw material, packaging, co-manufacturing, and logistics costs, and supply chain challenges.

Our Reportable Segment

Following the OWYN Acquisition during the fifty-three weeks ended August 31, 2024, the Company determined its operations are organized into two operating segments, Quest and Atkins, and OWYN, due to similar financial, economic and operating characteristics. The operating segments are also similar in the following areas: (a) the nature of the products; (b) the nature of the production processes; (c) the methods used to distribute products to customers, (d) the type of customer for the products, and (e) the nature of the regulatory environment. The Company also designed its organizational structure to support entity-wide business functions across brands, products, customers, and geographic regions. As a result, as of the fifty-two weeks ended August 30, 2025, and fifty-three weeks ended August 31, 2024, the Company determined its operations are organized into two operating segments, which were aggregated into one reportable segment due to similar financial, economic and operating characteristics. As of the fifty-two weeks ended August 26, 2023, the Company determined its operations were organized into one consolidated operating segment and reportable segment.

Key Financial Definitions

Net sales. Net sales consist primarily of product sales less the cost of promotional activities, slotting fees and other sales credits and adjustments, including product returns.

Cost of goods sold. Cost of goods sold consists primarily of the costs we pay to our contract manufacturing partners to produce the products sold. These costs include the purchase of raw ingredients, packaging, shipping and handling, warehousing, depreciation of warehouse equipment, and a tolling charge payable to the contract manufacturer. Cost of goods sold includes products provided at no charge as part of promotions and the non-food materials provided with customer orders.

Operating expenses. Operating expenses consist primarily of selling and marketing, general and administrative, depreciation and amortization, business transaction costs, and loss on impairment. The following is a brief description of the components of operating expenses:

- *Selling and marketing.* Selling and marketing expenses comprise broker commissions, consumer marketing, media and other marketing costs.

- *General and administrative.* General and administrative expenses are comprised of expenses associated with corporate and administrative functions that support our business, including employee compensation, stock-based compensation, professional services, executive transition costs, integration expense, restructuring costs, insurance and other general corporate expenses.

- *Depreciation and amortization.* Depreciation and amortization expenses consist of expenses associated with the depreciation of fixed assets and capitalized leasehold improvements and amortization of intangible assets.

- *Business Transaction Costs.* Business transaction costs are comprised of transaction advisory fees, non-deferrable debt issuance costs, legal, due diligence, consulting, and accounting expenses associated with the OWYN Acquisition.

- *Loss on impairment.* Loss on impairment is comprised of impairment charges related to our brand and trademarks indefinite-lived intangible asset and our licensing agreements finite-lived intangible asset.

Results of Operations

During the fifty-two weeks ended August 30, 2025, our net sales increased $119.6 million, or 9.0%, to $1,450.9 million compared to net sales of $1,331.3 million for the fifty-three weeks ended August 31, 2024, driven by Quest and OWYN volume growth, which more than offset continued declines in Atkins driven primarily by a reduction of distribution. Gross profit increased, driven by higher sales volumes, while gross profit margin decreased primarily as a result of unfavorable commodity expenses compared to the prior period and lower gross profit margins of the OWYN business. We expect to continue building on our existing capabilities and strengthening the position of our brands in the marketplace, and will continue to invest in our business and improve our operating efficiencies.

In assessing the performance of our business, we consider a number of key performance indicators used by management and typically used by our competitors, including the non-GAAP measures EBITDA and Adjusted EBITDA. Because not all companies use identical calculations, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. See "Reconciliation of EBITDA and Adjusted EBITDA" below for a reconciliation of EBITDA and Adjusted EBITDA to net income for each applicable period.

A discussion regarding our financial condition and results of operations for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024, is presented below. A discussion regarding our financial condition and results of operations for the fifty-three weeks ended August 31, 2024, compared to the fifty-two weeks ended August 26, 2023, can be found under Item 7 of our Annual Report on Form 10-K for the fiscal year ended August 31, 2024, filed with the SEC on October 29, 2024.

Comparison of Results for the Fifty-Two Weeks Ended August 30, 2025, and the Fifty-three weeks ended August 31, 2024

The following table presents, for the periods indicated, selected information from our consolidated financial results, including information presented as a percentage of net sales:

(In thousands)	52-Weeks Ended August 30, 2025	% of Net Sales	53-Weeks Ended August 31, 2024	% of Net Sales
Net sales	$ 1,450,920	100.0 %	$ 1,331,321	100.0 %
Cost of goods sold	925,173	63.8 %	819,755	61.6 %
Gross profit	525,747	36.2 %	511,566	38.4 %
Operating expenses:				
Selling and marketing	134,282	9.3 %	143,929	10.8 %
General and administrative	155,930	10.7 %	129,699	9.7 %
Depreciation and amortization	16,900	1.2 %	16,917	1.3 %
Business transaction costs	820	0.1 %	14,524	1.1 %
Loss on impairment	60,928	4.2 %	—	— %
Total operating expenses	368,860	25.4 %	305,069	22.9 %
Income from operations	156,887	10.8 %	206,497	15.5 %
Other income (expense):				
Interest income	2,663	0.2 %	4,307	0.3 %
Interest expense	(23,249)	(1.6)%	(26,029)	(2.0)%
(Loss) gain on foreign currency transactions	(421)	— %	267	— %
Other income	23	— %	1,008	0.1 %
Total other income (expense)	(20,984)	(1.4)%	(20,447)	(1.5)%
Income before income taxes	135,903	9.4 %	186,050	14.0 %
Income tax expense	32,289	2.2 %	46,741	3.5 %
Net income	$ 103,614	7.1 %	$ 139,309	10.5 %
Other financial data:				
Adjusted EBITDA [1]	$ 278,162	19.2 %	$ 269,130	20.2 %

(1) Adjusted EBITDA is a non-GAAP financial metric. See below for a reconciliation of net income to EBITDA and Adjusted EBITDA for each applicable period.

Net sales. Net sales of $1,450.9 million represented an increase of $119.6 million, or 9.0%, for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024. The increase in net sales was primarily driven by Quest and OWYN volume growth, which more than offset continued declines in Atkins driven primarily by a reduction of distribution.

Cost of goods sold. Cost of goods sold increased $105.4 million, or 12.9%, for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024. The cost of goods sold increase was primarily driven by higher sales volumes, primarily as a result of the growth for Quest and OWYN.

Gross profit. Gross profit of $525.7 million increased $14.2 million, or 2.8%, for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024. Gross profit as a percentage of net sales was 36.2% for the fifty-two weeks ended August 30, 2025, a decrease of 220 basis points from 38.4% of net sales for the fifty-three weeks ended August 31, 2024. The decrease in gross profit margin was primarily driven by unfavorable commodity expenses compared to the prior year period and lower gross profit margins of the OWYN business.

Operating expenses. Operating expenses increased $63.8 million, or 20.9%, for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024, due to the following:

- *Selling and marketing.* Selling and marketing expenses decreased $9.6 million, or 6.7%, for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024. The decrease was primarily related to an overall decrease in marketing spend.

- *General and administrative.* General and administrative expenses increased $26.2 million, or 20.2%, for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024. The increase was primarily attributable to an increase of $20.3 million in integration expenses related to the OWYN Acquisition, an increase of $8.0 million in employee-related costs, and higher corporate expenses and other costs, partially offset by a decrease in stock based compensation of $3.1 million.

- *Depreciation and amortization.* Depreciation and amortization expenses were $16.9 million for both the fifty-two weeks ended August 30, 2025, and the fifty-three weeks ended August 31, 2024.

- *Business transaction costs.* Business transaction costs were $0.8 million for the fifty-two weeks ended August 30, 2025, compared to $14.5 million for the fifty-three weeks ended August 31, 2024, and were comprised of expenses related to the OWYN Acquisition.

- *Loss on impairment.* Loss on impairment charges were $60.9 million for the fifty-two weeks ended August 30, 2025. Refer to Note 5, Goodwill and Intangibles, for additional information regarding the Company's impairment assessments.

Interest income. Interest income decreased $1.6 million or 38.2% to $2.7 million for the fifty-two weeks ended August 30, 2025, compared to $4.3 million of interest income for the fifty-three weeks ended August 31, 2024, primarily due to lower cash balances and the decrease in interest rates.

Interest expense. Interest expense decreased $2.8 million for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024, primarily due to the effect of principal payments reducing the outstanding balance of the Term Facility (as defined below) during the fiscal year. Additionally, interest expense related to the amortization of deferred financing costs and debt discount decreased $0.6 million for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024.

(Loss) gain on foreign currency transactions. Foreign currency transactions resulted in an immaterial loss and an immaterial gain for the fifty-two weeks ended August 30, 2025, and August 31, 2024, respectively.

Income tax expense. Income tax expense decreased $14.5 million for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024. The decrease in our income tax expense is primarily driven by lower income from operations and changes in permanent differences.

Net income. Net income was $103.6 million for the fifty-two weeks ended August 30, 2025, a decrease of $35.7 million, compared to net income of $139.3 million for the fifty-three weeks ended August 31, 2024. The decrease was driven by higher operating expenses, primarily the loss on impairment, and was partially offset by higher gross profit and lower interest expense.

Adjusted EBITDA. Adjusted EBITDA increased $9.0 million, or 3.4%, for the fifty-two weeks ended August 30, 2025, compared to the fifty-three weeks ended August 31, 2024, driven primarily by higher gross profit. For a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, see "Reconciliation of EBITDA and Adjusted EBITDA" below.

Reconciliation of EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures commonly used in our industry and should not be construed as alternatives to net income as an indicator of operating performance or as alternatives to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP). Simply Good Foods defines EBITDA as net income or loss before interest income, interest expense, income tax expense, depreciation and amortization, and Adjusted EBITDA as further adjusted to exclude the following items: loss on impairment, stock-based compensation expense, executive transition costs, business transaction costs, inventory step-up, integration expenses, term loan transaction fees, and other non-core expenses. The Company believes that EBITDA and Adjusted EBITDA, when used in conjunction with net income, are useful to provide additional information to investors. Management of the Company uses EBITDA and Adjusted EBITDA to supplement net income because these measures reflect operating results of the on-going operations, eliminate items that are not directly attributable to the Company's underlying operating performance, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to the key metrics the Company's management uses in its financial and operational decision making. The Company also believes that EBITDA and Adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry. EBITDA and Adjusted EBITDA may not be comparable to other similarly titled captions of other companies due to differences in the non-GAAP calculation.

The following unaudited table provides a reconciliation of EBITDA and Adjusted EBITDA to its most directly comparable GAAP measure, which is net income, for the fifty-two weeks ended August 30, 2025, and fifty-three weeks ended August 31, 2024:

(In thousands)	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024
Net income	$ 103,614	$ 139,309
Interest income	(2,663)	(4,307)
Interest expense	23,249	26,029
Income tax expense	32,289	46,741
Depreciation and amortization	21,431	20,993
EBITDA	177,920	228,765
Loss on impairment	60,928	—
Stock-based compensation expense	15,273	18,421
Executive transition costs	—	3,871
Business transaction costs	820	14,524
Inventory step-up	1,412	3,226
Integration expense	20,856	588
Term loan transaction fees	715	—
Other [1]	238	(265)
Adjusted EBITDA	$ 278,162	$ 269,130

[1] Other items consist principally of exchange impact of foreign currency transactions and other expenses.

Liquidity and Capital Resources

Overview

We have historically funded our operations with cash flow from operations and, when needed, with borrowings under our Credit Agreement (as defined below). Our principal uses of cash have been working capital, debt service, repurchases of our common stock, and acquisition opportunities.

We had $98.5 million in cash as of August 30, 2025. We believe our sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next twelve months. As circumstances warrant, we may issue debt and/or equity securities from time to time on an opportunistic basis, dependent upon market conditions and available pricing. We make no assurance that we can issue and sell such securities on acceptable terms or at all.

Our material future cash requirements from contractual and other obligations relate primarily to our principal and interest payments for our Term Facility, as defined and discussed below, and our operating leases. Refer to Note 7, Long-Term Debt and Line of Credit, and Note 10, Leases, of the Consolidated Financial Statements included in Item 8 of this Report for additional information related to the expected timing and amount of payments related to our contractual and other obligations.

Debt and Credit Facilities

On July 7, 2017, the Company (through certain of its subsidiaries) entered into a credit agreement with Barclays Bank PLC and other parties (as amended to date, the "Credit Agreement"). The Credit Agreement at that time provided for (i) a term facility of $200.0 million ("Term Facility") with a seven-year maturity and (ii) a revolving credit facility of up to $75.0 million (the "Revolving Credit Facility") with a five-year maturity. Substantially concurrent with the consummation of the business combination which formed the Company between Conyers Park Acquisition Corp. and NCP-ATK Holdings, Inc. on July 7, 2017, the full $200.0 million of the Term Facility (the "Term Loan") was drawn.

On November 7, 2019, we entered into a second amendment (the "Incremental Facility Amendment") to the Credit Agreement to increase the principal borrowed on the Term Facility by $460.0 million. The Term Facility together with the incremental borrowing make up the Initial Term Loans (as defined in the Incremental Facility Amendment). The Incremental Facility Amendment was executed to partially finance the acquisition of Quest Nutrition, LLC on November 7, 2019. No amounts under the Term Facility were repaid as a result of the execution of the Incremental Facility Amendment.

Effective as of December 16, 2021, we entered into a third amendment (the "Extension Amendment") to the Credit Agreement. The Extension Amendment provided for an extension of the stated maturity date of the Revolving Commitments and Revolving Loans (each as defined in the Credit Agreement) from July 7, 2022, to the earlier of (i) 91 days prior to the then-effective maturity date of the Initial Term Loans and (ii) December 16, 2026.

On January 21, 2022, we entered into the "2022 Repricing Amendment" to the Credit Agreement. The 2022 Repricing Amendment, among other things, (i) reduced the interest rate per annum applicable to the Initial Term Loans outstanding under the Credit Agreement immediately prior to the effective date of the 2022 Repricing Amendment, (ii) reset the prepayment premium for the existing Initial Term Loans to apply to Repricing Transactions (as defined in the Credit Agreement) that occur within six months after the effective date of the 2022 Repricing Amendment, and (iii) implemented SOFR and related replacement provisions for LIBOR.

On April 25, 2023, the Company entered into the "2023 Repricing Amendment" to the Credit Agreement. The 2023 Repricing Amendment, (i) reduced the interest rate per annum applicable to the Initial Term Loans outstanding under the Credit Agreement immediately prior to April 25, 2023, and (ii) provided for an extension of the maturity date of the Initial Term Loans from July 7, 2024, to March 17, 2027.

On June 13, 2024, the Company entered into a sixth amendment (the "2024 Incremental Facility Amendment") to the Credit Agreement to increase the principal borrowed on the Term Facility by $250.0 million. The terms of the incremental borrowing are the same as the terms of the outstanding borrowings under the Term Facility. The 2024 Incremental Facility Amendment was executed to partially finance the OWYN Acquisition. No amounts under the Term Facility were repaid as a result of the execution of the 2024 Incremental Facility Amendment.

On January 31, 2025, the Company entered into a seventh amendment (the "2025 Repricing Amendment") to the Credit Agreement to reduce the interest rate per annum applicable to the Initial Term Loans outstanding under the Credit Agreement immediately prior to the effective date of the 2025 Repricing Amendment.

Effective as of the 2025 Repricing Amendment, the interest rate per annum for the Initial Term Loans is based on either:

i. A base rate equaling the higher of (a) the "prime rate," (b) the federal funds effective rate plus 0.50%, or (c) the Adjusted Term SOFR Rate (as defined in the Credit Agreement) applicable for an interest period of one month plus 1.00% plus (x) 1.00% margin for the Term Loan or (y) 2.00% margin for the Revolving Credit Facility; or

ii. SOFR subject to a floor of 0.50%, plus (x) 2.00% margin for the Term Loan or (y) 3.00% margin for the Revolving Credit Facility.

In connection with the closing of the 2025 Repricing Amendment, the Company expensed $0.7 million of non-deferrable third-party costs through *General and administrative* expenses within the Consolidated Statements of Income and Comprehensive Income.

The Simply Good Foods Company is not a borrower under the Credit Agreement and has not provided a guarantee of the Credit Agreement. Simply Good Foods USA, Inc., is the administrative borrower and certain other subsidiary holding companies are co-borrowers under the Credit Agreement. Each of our domestic subsidiaries that is not a named borrower under the Credit Agreement has provided a guarantee on a secured basis. As security for the payment or performance of the debt under the Credit Agreement, the borrowers and the guarantors have pledged certain equity interests in their respective subsidiaries and granted the lenders a security interest in substantially all of their domestic assets. All guarantors other than Quest Nutrition, LLC and Only What You Need, Inc. are holding companies with no assets other than their investments in their respective subsidiaries.

The Credit Agreement contains certain financial and other covenants that limit our ability to, among other things, incur and/or undertake asset sales and other dispositions, liens, indebtedness, certain acquisitions and investments, consolidations, mergers, reorganizations and other fundamental changes, payment of dividends and other distributions to equity and warrant holders, and prepayments of material subordinated debt, in each case, subject to customary exceptions materially consistent with credit facilities of such type and size. The Revolving Credit Facility has a maximum total net leverage ratio equal to or less than 6.00:1.00 contingent on credit extensions in excess of 30% of the total amount of commitments available under the Revolving Credit Facility. Any failure to comply with the restrictions of the credit facilities may result in an event of default. We were in compliance with all financial covenants as of August 30, 2025, and August 31, 2024, respectively.

As of August 30, 2025, the outstanding balance of the Term Facility was $250.0 million. We are not required to make principal payments on the Term Facility over the twelve months following the period ended August 30, 2025. The outstanding balance of the Term Facility is due upon its maturity in March 2027. As of August 30, 2025, there were no amounts drawn against the Revolving Credit Facility.

OWYN Acquisition

On April 29, 2024, the Company's wholly owned subsidiary, Simply Good Foods, USA, Inc. entered into a stock purchase agreement (the "Purchase Agreement") to acquire Only What You Need, Inc. ("OWYN"), a plant-based protein food company (the "OWYN Acquisition"), for approximately $280.0 million. On June 13, 2024, pursuant to the Purchase Agreement, the Company completed the OWYN Acquisition by acquiring 100% of the equity interests for a cash purchase price at closing of $281.9 million, subject to certain customary post-closing adjustments. We acquired OWYN as a part of our vision to lead the nutritious snacking movement with trusted brands that offer a variety of convenient, innovative, great-tasting, better-for-you snacks and meal replacements that will now offer plant-based products to a wider market of consumers.

The OWYN Acquisition was funded through a combination of incremental borrowings under our outstanding Term Facility, totaling $250.0 million, and cash on hand. In the second fiscal quarter of 2025, the Company received a post-closing release from escrow of approximately $1.7 million related to net working capital adjustments, resulting in a total net consideration paid of $280.2 million. Business transaction costs within the Consolidated Statements of Income and Comprehensive Income for the fifty-two weeks ended August 30, 2025, were $0.8 million, which consisted of legal, accounting, and other costs.

Stock Repurchase Program

On October 21, 2022, we announced that our Board of Directors had approved the addition of $50.0 million to our stock repurchase program, resulting in authorized stock repurchases of up to an aggregate of $150.0 million. During the fifty-two weeks ended August 30, 2025, the Company repurchased 1,592,471 shares of common stock at an average share price of $31.95. The Company did not repurchase any shares of common stock during the fifty-three weeks ended August 31, 2024. During the fifty-two weeks ended August 26, 2023, the Company repurchased 546,346 shares of common stock at an average share price of $30.11 per share.

As of August 30, 2025, approximately $20.7 million remained available for repurchases under our $150.0 million stock repurchase program. On October 21, 2025, the Company's Board of Directors approved a $150.0 million increase to its existing stock repurchase program. Refer to Note 12, Stockholders' Equity, of the Consolidated Financial Statements included in Item 8 of this Report for additional information related to our stock repurchase program.

Cash Flows

The following table sets forth the major sources and uses of cash for the fifty-two weeks ended August 30, 2025, and the fifty-three weeks ended August 31, 2024. A discussion regarding the major sources and uses of cash for the fifty-two weeks ended August 26, 2023, can be found under Item 7 of our Annual Report on Form 10-K for the fiscal year ended August 31, 2024, filed with the SEC on October 29, 2024.

(In thousands)	52-Weeks Ended August 30, 2025		53-Weeks Ended August 31, 2024	
Net cash provided by operating activities	$	178,457	$	215,704
Net cash used in investing activities	$	(20,932)	$	(286,882)
Net cash (used in) provided by financing activities	$	(191,205)	$	115,901

Operating activities. Our net cash provided by operating activities decreased $37.2 million to $178.5 million for the fifty-two weeks ended August 30, 2025, compared to $215.7 million for the fifty-three weeks ended August 31, 2024. The decrease in cash provided by operating activities was primarily attributable to changes in working capital, comprised of changes in accounts receivable, net, inventories, prepaid expenses, other current assets, accounts payable, accrued interest, accrued expenses and other current liabilities, and other assets and liabilities, which are driven by the timing of payments and receipts and the building of inventory. Changes in working capital consumed cash of $32.9 million in the fifty-two weeks ended August 30, 2025, compared to $19.0 million of cash provided in the fifty-three weeks ended August 31, 2024, a difference of $51.9 million. Income from operations decreased by $49.7 million to $156.9 million for the fifty-two weeks ended August 30, 2025, as compared to $206.5 million for the fifty-three weeks ended August 31, 2024. The decrease was driven by higher operating expenses, primarily the loss on impairment, and was partially offset by higher gross profit.

Investing activities. Our net cash used in investing activities was $20.9 million for the fifty-two weeks ended August 30, 2025, compared to $286.9 million for the fifty-three weeks ended August 31, 2024. Our net cash used in investing activities for the fifty-two weeks ended August 30, 2025, was primarily comprised of $20.5 million of purchases of property and equipment, primarily at our contract manufacturing facilities. The $286.9 million of net cash used in investing activities for the fifty-three weeks ended August 31, 2024, was primarily comprised of the OWYN Acquisition for $280.4 million, and $5.7 million purchases of property and equipment.

Financing activities. Our net cash used in financing activities was $191.2 million for the fifty-two weeks ended August 30, 2025, compared to the net cash provided by financing activities of $115.9 million for the fifty-three weeks ended August 31, 2024. Net cash used in financing activities for the fifty-two weeks ended August 30, 2025, primarily consisted $150.0 million in principal payments on the Term Facility and $50.9 million in repurchases of common stock, which was offset by $12.9 million in proceeds from option exercises. Net cash provided by financing activities for the fifty-three weeks ended August 31, 2024, primarily consisted of $250.0 million of proceeds from the 2024 Incremental Facility Amendment in conjunction with the OWYN Acquisition, partially offset by $135.0 million in principal prepayments on the Term Facility.

Critical Accounting Policies, Judgments and Estimates

General

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. While the majority of our revenue, expenses, assets and liabilities are not based on estimates, there are certain accounting principles that require management to make estimates regarding matters that are uncertain and susceptible to change. Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which could potentially result in materially different results under different assumptions and conditions. Management regularly reviews the estimates and assumptions used in the preparation of the financial statements for reasonableness and adequacy. Our significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, of our Consolidated Financial Statements in this filing; however, the following discussion pertains to accounting policies we believe are most critical to the portrayal of its financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may affect the comparability of our financial condition, results of operations and cash flows to those of other companies.

Revenue Recognition

We recognize revenue when performance obligations under the terms of a contract with our customer are satisfied. We have determined that fulfilling and delivering products is a single performance obligation. Revenue is recognized at the point in time when we have satisfied our performance obligation and the customer has obtained control of the products. This generally occurs when the product is delivered to or picked up by our customer based on applicable shipping terms, which is typically within 30 days.

Revenue is measured as the amount of consideration expected to be received in exchange for fulfilled product orders, including estimates of variable consideration. The most common forms of variable consideration include trade promotions, such as consumer incentives, coupon redemptions and other marketing activities, allowances for unsaleable product, and any additional amounts where a distinct good or service cannot be identified or the value cannot be reasonably estimated. Estimates of variable consideration are made using various information including historical data on performance of similar trade promotional activities, market data from Circana, and our best estimate of current activity. Revisions can include changes for consideration paid to customers that lack sufficient evidence to support a distinct good or service assertion, or for which a reasonably estimable fair value cannot be determined, primarily related to our assessments of cooperative advertising programs. We review these estimates regularly and make revisions as necessary. Uncertainties related to the estimate of variable consideration are resolved in a short time frame and do not require any additional constraint on variable consideration. Adjustments to variable consideration have historically been insignificant.

Although some payment terms may be longer, the majority of our payment terms are less than 60 days. As a result, we do not have any material significant payments' terms as payment is received shortly after the time of sale.

While our revenue recognition does not involve significant judgment, it represents a key accounting policy.

Trade Promotions

We offer trade promotions through various programs to customers and consumers. Trade promotions include discounts, rebates, slotting and other marketing activities. Trade promotions are recorded as a reduction to net sales with a corresponding reduction to accounts receivable at the time of revenue recognition for the underlying sale. The recognition of trade promotions requires management to make estimates regarding the volume of incentive that will be redeemed and their total cost. These estimates are made using various information including historical data on the performance of similar trade promotional activities, market data from Circana, and the Company's best estimates of current activity. Our consolidated financial statements could be materially affected if the actual promotion rates are different from the estimated rates.

As of August 30, 2025, and August 31, 2024, the allowance for trade promotions was $37.8 million and $36.3 million, respectively. Differences between estimated expense and actual redemptions are recognized as a change in management estimate in a subsequent period. These differences have historically been insignificant.

Business Combination

On June 13, 2024, we completed the OWYN Acquisition for a cash purchase price of approximately $281.9 million, subject to certain customary post-closing adjustments. The OWYN Acquisition was accounted for using the acquisition method of accounting prescribed by Accounting Standard Codification ("ASC") Topic 805, Business Combinations ("ASC 805"), whereby the results of operations, including the revenues and earnings of OWYN, are included in the financial statements from the date of acquisition. Additionally, assets acquired and liabilities assumed were recognized at their fair values based on widely accepted valuation techniques in accordance with ASC Topic 820, Fair Value Measurements, as of the closing date. Significant judgment is required to determine the fair value of certain tangible and intangible assets. The process for estimating fair values requires the use of significant estimates, assumptions and judgments, including determining the timing and estimates of future cash flows and developing appropriate discount rates. ASC 805 establishes a measurement period to provide companies with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date. Measurement period adjustments are recognized in the reporting period in which the adjustments are determined and calculated as if the accounting had been completed as of the acquisition date. In the second fiscal quarter of 2025, a measurement period adjustment of $1.7 million was recorded to goodwill. The final fair value determination of the assets acquired and liabilities assumed was completed prior to one year from the transaction completion, consistent with ASC 805.

Goodwill and Other Intangible Assets

Goodwill and indefinite-lived intangible assets, comprising our brands and trademarks, are not amortized, but instead are tested for impairment at least annually, or more frequently if indicators of impairment exist. We conduct our annual impairment tests at the beginning of the fourth fiscal quarter. We perform our goodwill impairment assessment for each reporting unit that has goodwill. The process of evaluating goodwill and indefinite-lived intangibles for impairment is subjective and requires significant judgment at many points during the analysis.

For the fifty-two weeks ended August 30, 2025, and the fifty-three weeks ended August 31, 2024, the Company determined its operations are organized into two operating segments, Quest and Atkins, and OWYN, which are aggregated into one reportable segment due to similar financial, economic and operating characteristics. The operating segments are also similar in the following areas: (a) the nature of the products; (b) the nature of the production processes; (c) the methods used to distribute products to customers, (d) the type of customer for the products, and (e) the nature of the regulatory environment. The Company also designed its organizational structure to support entity-wide business functions across brands, products, customers, and geographic regions. As of the fifty-two weeks ended August 26, 2023, the Company determined its operations were organized into one consolidated operating segment and reportable segment.

We assess goodwill and indefinite-lived intangible assets using either a qualitative or quantitative approach to determine whether it is more likely than not that the fair values of the reporting units or indefinite-lived intangible assets are less than their carrying amounts. The qualitative assessment evaluates factors including macro-economic conditions, industry-specific and company-specific considerations, legal and regulatory environments, and historical performance. If we determine that it is more likely than not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying value, a quantitative assessment is performed. Otherwise, no further assessment is required. The quantitative approach compares the estimated fair value of the reporting unit, including goodwill, or the indefinite-lived intangible asset to its carrying amount. The material inputs and assumptions underlying the quantitative assessments of goodwill and intangible impairment are based on operational forecasts derived from expectations of future operating performance, which requires considerable management judgment regarding matters that are uncertain and susceptible to change. Determining the estimated fair value requires multiple Level 3 inputs based on data available at the time of the quantitative assessment including, but not limited to, future revenue projections, discount rates, and royalty rates. Impairment is indicated if the estimated fair value of the reporting unit or indefinite-lived intangible asset is less than the carrying amount, and an impairment charge is recognized for the differential.

As of the date of our annual impairment assessment, which is the first day of the fourth fiscal quarter, in fiscal years 2025, 2024 and 2023, we performed qualitative assessments of goodwill and indefinite-lived intangible assets. The qualitative assessments did not identify indicators of impairment based on the information available at that time, and it was determined that it was more likely than not each reporting unit and indefinite-lived intangible had fair values in excess of their carrying values.

As a result of the declines of future revenue projections during the fourth quarter of fiscal year 2025, the Company conducted an additional qualitative assessment in the fiscal fourth quarter that indicated potential indicators of impairment for the Atkins brand and trademarks indefinite-lived intangible asset. Accordingly, the Company proceeded to conduct a quantitative impairment assessment. Based on our quantitative assessment, the asset had an excess carrying value over its respective fair value, resulting in a loss on impairment. No impairment charges related to goodwill or indefinite-lived intangibles were recognized in the fifty-three weeks ended August 31, 2024, or fifty-two weeks ended August 26, 2023.

We also have intangible assets that have determinable useful lives, consisting primarily of customer relationships, proprietary recipes and formulas, licensing agreements, and software and website development costs. Costs of these finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. Finite-lived intangible assets are tested for impairment when events or circumstances indicated that the carrying amount may not be recoverable. For the fifty-two weeks ended August 30, 2025, we identified indicators of impairment related to our licensing agreements finite-lived intangible asset. Accordingly, the Company proceeded to conduct a quantitative impairment assessment. Based on our quantitative assessment, the asset had an excess carrying value over its respective fair value, resulting in a loss on impairment. For the fifty-three weeks ended August 31, 2024, and August 26, 2023, we did not identify indicators of impairment related to our finite-lived intangible assets, and as such there were no impairments recorded related to finite-lived intangible assets. We believe the estimates and assumptions utilized in our impairment assessment are reasonable and are comparable to those that would be used by other marketplace participants. However, actual events and results could differ substantially from those utilized in our valuations. Significant declines of future revenue projections or changes of other assumptions used in estimating fair values versus those utilized at the time of the initial valuations could result in further impairment charges that could materially affect the consolidated financial statements.

Income Taxes

We are subject to income taxes in the United States and numerous other jurisdictions. Significant judgment is required in determining our provision for income tax, including evaluating uncertainties in the application of accounting principles and complex tax laws.

Income taxes include federal, state and foreign taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the differences between the financial statement balances and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. Significant management judgment is required in determining the effective tax rate, evaluating tax positions and determining the net realizable value of deferred tax assets.

New Accounting Pronouncements

Refer to Note 2, Summary of Significant Accounting Policies, of the Consolidated Financial Statements included in Item 8 of this Report for information regarding recently issued accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates.

Supply chain costs and inflation. We are exposed to risks associated with changes in the costs of our raw materials as well as changes to our supply and distribution costs. While inflation, including tariffs, may affect our revenue and cost of products, we believe the effects of inflation on our results of operations and financial condition have not been significant during the fifty-two weeks ended August 30, 2025, as compared to prior fiscal periods. While the Company is monitoring key ingredient inflation, which may affect profitability, we believe the Company's strategy and positioning will continue to drive profitable growth for our product offerings and growth within the growing nutritional snacking category. However, there can be no assurance that results of operations and financial condition will not be materially impacted by inflation, including tariffs, in the future. Refer to Item 1A, Risk Factors, for additional discussion of our risks associated with the costs of our raw materials, our supply chain, and inflation.

Interest rate risk. We are subject to interest rate risk in connection with borrowing based on a variable interest rate. Derivative financial instruments, such as interest rate swap agreements and interest rate cap agreements, while not currently used, may be used for the purpose of managing fluctuating interest rate exposures that exist from our variable rate debt obligations that are expected to remain outstanding. Interest rate changes do not affect the market value of such debt, but could affect the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant. As of August 30, 2025, the outstanding balance of the Term Facility was $250.0 million. Based on the amount outstanding of the Term Facility at the end of fiscal year 2025, a 1% increase in interest rates would increase our annual interest expense by approximately $2.5 million.

Foreign currency risk. We are exposed to changes in currency rates as a result of investments in foreign operations and revenue generated in currencies other than the U.S. Dollar. Revenue and profit generated by international operations will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. Historically, our foreign currency risk has primarily related to our operations in Canada and Australia.

Item 8. Financial Statements and Supplementary Data.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of The Simply Good Foods Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Simply Good Foods Company and subsidiaries (the "Company") as of August 30, 2025, and August 31, 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for the fifty-two weeks ended August 30, 2025, the fifty-three weeks ended August 31, 2024, and the fifty-two weeks ended August 26, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 30, 2025, and August 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended August 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 28, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition — Trade Promotions — Refer to Note 2 to the consolidated financial statements

Critical Audit Matter Description

The Company offers trade promotions through various programs to customers and consumers. Trade promotions include discounts, rebates, slotting, and other marketing activities. Trade promotions are recorded as a reduction to net sales with a corresponding reduction to accounts receivable at the time of revenue recognition for the underlying sale. The recognition of trade promotions requires the Company to make estimates regarding the volume of incentives that will be redeemed and their total cost. These estimates are made using various information including historical data on performance of similar trade promotional activities, market data from Circana, and the Company's best estimates of current activity.

We identified the allowance for trade promotions related to manufacturer charge-backs as a critical audit matter because management's estimate of the expected future promotional claims is subjective and requires a high degree of judgment. Auditing management's assumptions and judgments used in determining the allowance for trade promotions related to manufacturer charge-backs as of August 30, 2025, required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our auditing procedures over the allowance for trade promotions related to manufacturer charge-backs included the following, among others:

- We tested the design, implementation and operating effectiveness of internal controls over the allowance for trade promotions.
- For a selection of allowances for trade promotions recorded as of August 30, 2025, we:
  - Confirmed contract terms directly with the customer.
  - Agreed contract terms from the accounting records to the promotion agreement with the customer and verified the promotion period was prior to August 30, 2025.
  - Evaluated the appropriateness of the year-end trade accrual estimate using historical data on performance of similar trade promotional activities and subsequent customer activity.
- We evaluated management's ability to estimate promotional claims incurred but not yet received for potential management bias by comparing historical promotional claims received to management's estimates of the claims to be received.
- For a selection of customer promotional claims unresolved as of August 30, 2025, we compared that amount to the August 30, 2025, allowance for promotions balance and traced the resolved deduction to an approved trade promotion.
- For a selection of customer promotional claims resolved after August 30, 2025, we compared that amount to the August 30, 2025, allowance for promotions balance and traced the resolved deduction to an approved trade promotion.
- For a selection of customers, we performed inquiries with the sales representative responsible for the customer relationship to understand the process for contract negotiation, approval, and monitoring of trade promotions.

Intangible Assets - Atkins Indefinite-Lived Intangible Asset - Refer to Notes 2 and 5 to the consolidated financial statements

Critical Audit Matter Description

The Company's evaluation of the Atkins indefinite-lived intangible asset for impairment involves the comparison of its estimated fair value to its carrying amount. During fiscal year 2025, management performed a qualitative assessment in the fiscal fourth quarter that indicated potential indicators of impairment for the Atkins brand and trademarks indefinite-lived intangible asset. Accordingly, the Company proceeded to conduct a quantitative impairment assessment. Based on the quantitative assessment, the asset had an excess carrying value over its respective fair value, resulting in a loss on impairment.

We identified the Company's impairment evaluation of the Atkins indefinite-lived intangible asset as a critical audit matter because of the significant judgments made by management to estimate the fair value of the indefinite-lived intangible asset. A high degree of auditor judgment and increased extent of procedures were required to audit management's assumptions and judgments used to evaluate the reasonableness of the future revenue projections as well as the selection of the royalty rate and the discount rate, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future revenue projections and the selection of the royalty rate and discount rate for the Atkins indefinite-lived intangible asset included the following, among others:

- We tested the design, implementation and operating effectiveness of internal controls over the Company's assumptions related to the selection of the future revenue projections, the royalty rate, and the discount rate.
- We obtained an understanding of management's key assumptions in developing future revenue projections, the royalty rate, and the discount rate.
- We evaluated management's ability to accurately forecast revenue by comparing actual results to management's historical forecasts and forecasted information included in analyst and industry reports for the Company and certain of its industry peers.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodologies and the selection of the royalty rate and discount rate by:
  - Testing the source information underlying the determination of the royalty rate and comparing the royalty rate assumption used by management to peers to develop a range of independent estimates.
  - Testing the source information underlying the determination of the discount rate and testing the mathematical accuracy of the calculation.
  - Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte & Touche LLP

Denver, Colorado
October 28, 2025

We have served as the Company's auditor since 2019.

The Simply Good Foods Company and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share data)

	August 30, 2025	August 31, 2024
Assets		
Current assets:		
Cash	$ 98,468	$ 132,530
Accounts receivable, net	164,978	150,721
Inventories	167,217	142,107
Prepaid expenses	7,209	5,730
Other current assets	15,812	9,192
Total current assets	453,684	440,280
Long-term assets:		
Property and equipment, net	39,738	24,830
Intangible assets, net	1,261,603	1,336,466
Goodwill	589,974	591,687
Other long-term assets	51,046	42,881
Total assets	$ 2,396,045	$ 2,436,144
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 78,298	$ 58,559
Accrued interest	44	265
Accrued expenses and other current liabilities	46,219	49,791
Total current liabilities	124,561	108,615
Long-term liabilities:		
Long-term debt, less current maturities	249,066	397,485
Deferred income taxes	166,091	166,012
Other long-term liabilities	49,494	36,546
Total liabilities	589,212	708,658
See commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 100,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value, 600,000,000 shares authorized, 103,688,071 and 102,515,315 issued at August 30, 2025 and August 31, 2024, respectively	1,037	1,025
Treasury stock, 3,957,571 shares and 2,365,100 shares at cost at August 30, 2025 and August 31, 2024, respectively	(129,337)	(78,451)
Additional paid-in-capital	1,346,687	1,319,686
Retained earnings	590,879	487,265
Accumulated other comprehensive loss	(2,433)	(2,039)
Total stockholders' equity	1,806,833	1,727,486
Total liabilities and stockholders' equity	$ 2,396,045	$ 2,436,144

See accompanying Notes to the Consolidated Financial Statements

The Simply Good Foods Company and Subsidiaries
Consolidated Statements of Income and Comprehensive Income
(In thousands, except share and per share data)

	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Net sales	$ 1,450,920	$ 1,331,321	$ 1,242,672
Cost of goods sold	925,173	819,755	789,252
Gross profit	525,747	511,566	453,420
Operating expenses:			
Selling and marketing	134,282	143,929	119,489
General and administrative	155,930	129,699	111,566
Depreciation and amortization	16,900	16,917	17,416
Business transaction costs	820	14,524	—
Loss on impairment	60,928	—	—
Total operating expenses	368,860	305,069	248,471
Income from operations	156,887	206,497	204,949
Other income (expense):			
Interest income	2,663	4,307	1,144
Interest expense	(23,249)	(26,029)	(30,068)
(Loss) gain on foreign currency transactions	(421)	267	(344)
Other income	23	1,008	11
Total other income (expense)	(20,984)	(20,447)	(29,257)
Income before income taxes	135,903	186,050	175,692
Income tax expense	32,289	46,741	42,117
Net income	$ 103,614	$ 139,309	$ 133,575
Other comprehensive income:			
Foreign currency translation, net of reclassification adjustments	(394)	554	(642)
Comprehensive income	$ 103,220	$ 139,863	$ 132,933
Earnings per share:			
Basic	$ 1.03	$ 1.39	$ 1.34
Diluted	$ 1.02	$ 1.38	$ 1.32
Weighted average shares outstanding:			
Basic	100,695,181	99,929,196	99,442,046
Diluted	101,510,772	101,281,888	100,880,079

See accompanying Notes to the Consolidated Financial Statements

The Simply Good Foods Company and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Operating activities			
Net income	$ 103,614	$ 139,309	$ 133,575
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	21,431	20,993	20,253
Amortization of deferred financing costs and debt discount	1,479	2,037	2,763
Stock compensation expense	15,273	18,421	14,480
Loss on impairment	60,928	—	—
Estimated credit losses (recoveries)	241	(150)	315
Unrealized loss (gain) on foreign currency transactions	421	(267)	344
Deferred income taxes	3	8,366	10,590
Amortization of operating lease right-of-use asset	6,863	6,991	6,729
Other	1,133	988	567
Changes in operating assets and liabilities:			
Accounts receivable, net	(14,682)	9,129	(13,374)
Inventories	(25,848)	13,726	8,169
Prepaid expenses	(1,507)	1,164	(1,306)
Other current assets	(6,894)	4,957	6,837
Accounts payable	18,535	(15,450)	(9,510)
Accrued interest	(221)	(1,675)	1,780
Accrued expenses and other current liabilities	(3,591)	12,730	(5,223)
Other assets and liabilities	1,279	(5,565)	(5,872)
Net cash provided by operating activities	178,457	215,704	171,117
Investing activities			
Purchases of property and equipment	(20,542)	(5,743)	(11,585)
Acquisition of business, net of cash acquired	1,713	(280,409)	—
Investments in intangible assets and other assets	(2,103)	(730)	(603)
Net cash used in investing activities	(20,932)	(286,882)	(12,188)
Financing activities			
Proceeds from option exercises	12,917	4,293	5,247
Tax payments related to issuance of restricted stock units	(3,236)	(5,048)	(2,859)
Repurchase of common stock	(50,886)	—	(16,448)
Payments on finance lease obligations	—	(145)	(278)
Principal payments of long-term debt	(150,000)	(135,000)	(121,500)
Proceeds from issuance of long-term debt	—	250,000	—
Cash received on repayment of note receivable	—	3,000	—
Deferred financing costs	—	(1,199)	(2,694)
Net cash (used in) provided by financing activities	(191,205)	115,901	(138,532)
Net (decrease) increase in cash	(33,680)	44,723	20,397
Effect of exchange rate on cash	(382)	92	(176)
Cash at beginning of period	132,530	87,715	67,494
Cash at end of period	$ 98,468	$ 132,530	$ 87,715

	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 21,991	$ 25,667	$ 25,511
Cash paid for taxes	$ 39,274	$ 33,245	$ 27,411
Non-cash investing and financing transactions			
Non-cash additions to property and equipment	$ 882	$ 191	$ 178
Non-cash additions to intangible assets and other assets	$ —	$ 116	$ 26
Operating lease right-of-use assets recognized in exchange for lease liabilities	$ 15,880	$ 2,066	$ 289
Non-cash credits for repayment of note receivable	$ 646	$ 740	$ 395

See accompanying Notes to the Consolidated Financial Statements

The Simply Good Foods Company and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands, except share data)

	Common Stock		Treasury Stock		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount				
Balance, August 27, 2022	101,322,834	$ 1,013	1,818,754	$ (62,003)	$ 1,287,224	$ 214,381	$ (1,951)	$ 1,438,664
Net income	—	—	—	—	—	133,575	—	133,575
Stock-based compensation	—	—	—	—	13,562	—	—	13,562
Foreign currency translation adjustments	—	—	—	—	—	—	(642)	(642)
Repurchase of common stock	—	—	546,346	(16,448)	—	—	—	(16,448)
Shares issued upon vesting of restricted stock units	210,718	2	—	—	(2,861)	—	—	(2,859)
Exercise of options to purchase common stock	396,316	4	—	—	5,243	—	—	5,247
Balance, August 26, 2023	101,929,868	$ 1,019	2,365,100	$ (78,451)	$ 1,303,168	$ 347,956	$ (2,593)	$ 1,571,099
Net income	—	—	—	—	—	139,309	—	139,309
Stock-based compensation	—	—	—	—	17,279	—	—	17,279
Foreign currency translation adjustments	—	—	—	—	—	—	554	554
Shares issued upon vesting of restricted stock units	328,568	3	—	—	(5,051)	—	—	(5,048)
Exercise of options to purchase common stock	256,879	3	—	—	4,290	—	—	4,293
Balance, August 31, 2024	102,515,315	$ 1,025	2,365,100	$ (78,451)	$ 1,319,686	$ 487,265	$ (2,039)	$ 1,727,486
Net income	—	—	—	—	—	103,614	—	103,614
Stock-based compensation	—	—	—	—	17,332	—	—	17,332
Foreign currency translation adjustments	—	—	—	—	—	—	(394)	(394)
Repurchase of common stock	—	—	1,592,471	(50,886)	—	—	—	(50,886)
Shares issued upon vesting of restricted stock units	224,091	2	—	—	(3,238)	—	—	(3,236)
Exercise of options to purchase common stock	948,665	10	—	—	12,907	—	—	12,917
Balance, August 30, 2025	103,688,071	$ 1,037	3,957,571	$ (129,337)	$ 1,346,687	$ 590,879	$ (2,433)	$ 1,806,833

See accompanying Notes to the Consolidated Financial Statements

(In thousands, except for share and per share data)

1. Nature of Operations and Principles of Consolidation

Description of Business

The Simply Good Foods Company (“Simply Good Foods” or the “Company”) is a consumer packaged food and beverage company that aims to lead the nutritious snacking movement with trusted brands that offer a variety of convenient, innovative, great-tasting, better-for-you snacks and meal replacements, and other product offerings. The product portfolio the Company develops, markets and sells consists primarily of protein bars, ready-to-drink (“RTD”) beverages, sweet and salty snacks and confectionery products marketed under the Quest, Atkins, and OWYN brand names. Simply Good Foods is poised to expand its wellness platform through innovation and organic growth along with acquisition opportunities.

On April 29, 2024, the Company entered into a stock purchase agreement (the “Purchase Agreement”) to acquire Only What You Need, Inc. (“OWYN”), a plant-based protein food company (the “OWYN Acquisition”), for approximately $280.0 million. On June 13, 2024, pursuant to the Purchase Agreement, the Company completed the OWYN Acquisition by acquiring 100% of the equity interests for a cash purchase price at closing of $281.9 million, subject to certain customary post-closing adjustments.

Our nutritious snacking platform consists of brands that specialize in providing products for consumers that follow certain nutritional philosophies and health-and-wellness trends: Quest for consumers seeking a variety of protein-rich foods and beverages that also limit sugars and simple carbohydrates, Atkins for those following a low-carbohydrate lifestyle or seeking to manage weight or blood sugar levels, and OWYN for consumers seeking protein-rich beverages that are plant-based and tested for the top nine allergens that also limit sugars and simple carbohydrates. We distribute our products in major retail channels, primarily in North America, including grocery, club, and mass merchandise, as well as through e-commerce, convenience, specialty, and other channels. Our portfolio of nutritious snacking brands gives us a strong platform with which to introduce new products, expand distribution, and attract new consumers to our products.

The common stock of Simply Good Foods is listed on the Nasdaq Capital Market under the symbol “SMPL.”

Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The Company maintains its accounting records on a 52/53-week fiscal year, ending on the last Saturday in August.

The financial information presented within the Company’s consolidated financial statements has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying financial statements include Consolidated Balance Sheets for the periods ended August 30, 2025, and August 31, 2024. The remaining financial statements include the fifty-two weeks ended August 30, 2025, the fifty-three weeks ended August 31, 2024, and the fifty-two weeks ended August 26, 2023.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. Unless the context otherwise requires, “we,” “us,” “our” and the “Company” refer to Simply Good Foods and its subsidiaries on a consolidated basis.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Business Combination

On June 13, 2024, pursuant to the Purchase Agreement, the Company completed the OWYN Acquisition by acquiring 100% of the equity interests for a cash purchase price at closing of $281.9 million, subject to certain customary post-closing adjustments. The OWYN Acquisition was accounted for using the acquisition method of accounting prescribed by Accounting Standard Codification ("ASC") Topic 805, Business Combinations (“ASC 805”), whereby the results of operations, including the revenues and earnings of OWYN, are included in the financial statements from the date of acquisition. Additionally, assets acquired and liabilities assumed were recognized at their fair values based on widely accepted valuation techniques in accordance with ASC Topic 820, Fair Value Measurements, as of the closing date. The process for

estimating fair values requires the use of significant estimates, assumptions and judgments, including determining the timing and estimates of future cash flows and developing appropriate discount rates. ASC 805 establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date. The Company completed its final assessment of purchase price allocation for the OWYN Acquisition to the estimated fair value of the net assets acquired at the date of acquisition during the fourth quarter of fiscal year 2025. Measurement period adjustments were recognized in the reporting period in which the adjustments were determined and calculated as if the accounting had been completed at the acquisition date. Refer to Note 3, Business Combination, for additional information regarding measurement period adjustments.

Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Assets and liabilities are valued based upon observable and non-observable inputs. Valuations using Level 1 inputs are based on unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date. Level 2 inputs utilize significant other observable inputs available at the measurement date, other than quoted prices included in Level 1. Valuations using Level 3 inputs are based on significant unobservable inputs that cannot be corroborated by observable market data and require significant judgment. There were no significant transfers between levels during any period presented.

Cash

Cash consists of cash on hand, deposits available on demand and other short-term, highly liquid investments with original maturities of three months or less.

Accounts Receivable, Net and Expected Credit Losses

Accounts receivable, net consists primarily of trade receivables, net of allowances for doubtful accounts, returns, and trade promotions. The Company sells its products for cash or on credit terms, which are established in accordance with local and industry practices and typically require payment within 30 days of delivery and may allow discounts for early payment. The Company estimates its allowance for doubtful accounts and the related expected credit losses based upon the Company's historical credit loss experience, adjusted for asset-specific risk characteristics, current economic conditions, and reasonable forecasts. Accounts receivable are written off when determined to be uncollectible.

Charges related to credit losses (recoveries) on accounts receivables from transactions with external customers were approximately $0.2 million, $(0.1) million, and $0.7 million for the fifty-two weeks ended August 30, 2025, the fifty-three weeks ended August 31, 2024, and fifty-two weeks ended August 26, 2023, respectively. As of August 30, 2025, and August 31, 2024, the allowance for doubtful accounts was $0.9 million and $0.7 million, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value on a first-in, first-out basis, adjusted for the value of inventory that is determined to be excess, obsolete, expired or unsaleable. Obsolete inventory is reserved at 50% for inventory four to six months from expiration, and 100% for items within three months of expiration. Reserves are also taken for certain products or packaging materials when it is determined their cost may not be recoverable.

Inventories, as presented with the Consolidated Balance Sheets, is summarized as follows:

(In thousands)	August 30, 2025	August 31, 2024
Finished goods	$ 157,294	$ 120,914
Raw materials	12,137	22,940
Reserve for obsolete inventory	(2,214)	(1,747)
Total inventories	$ 167,217	$ 142,107

Property and Equipment, Net

Property and equipment, net is stated at the allocated fair value for acquired assets. Additions to property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives. The general ranges of estimated useful lives are:

Furniture and fixtures	7 years
Computer equipment, software and website development costs	3 - 5 years
Machinery and equipment	5 - 7 years
Office equipment	3 - 5 years

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method.

The Company performs impairment tests for *Property and equipment, net* when circumstances indicate that the carrying value of the asset may not be recoverable. There were no indicators of impairment in the fifty-two weeks ended August 30, 2025, fifty-three weeks ended August 31, 2024, or fifty-two weeks ended August 26, 2023.

Goodwill and Intangible Assets, Net

Goodwill and *Intangible assets, net* result primarily from the consummation of the business combination between Conyers Park Acquisition Corp. and NCP-ATK Holdings, Inc. on July 7, 2017, which created the Company, and the acquisitions of Quest and OWYN. *Intangible assets* primarily includes brands and trademarks with indefinite lives and customer-related relationships with finite lives. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including customer-related intangible assets and trademarks, with any remaining purchase price recorded as *Goodwill*.

Goodwill and indefinite-lived intangible assets are not amortized but instead are tested for impairment at least annually, or more frequently if indicators of impairment exist. The Company conducts its annual impairment tests at the beginning of the fourth fiscal quarter. Goodwill and indefinite-lived intangible assets are assessed using either a qualitative or quantitative approach to determine whether it is more likely than not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying amount. The qualitative assessment evaluates factors including macro-economic conditions, industry-specific and company-specific considerations, legal and regulatory environments, and historical performance. If the Company determines that it is more likely than not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying value, a quantitative assessment is performed. Otherwise, no further assessment is required. The quantitative approach compares the estimated fair value of the reporting unit, including goodwill, or the indefinite-lived intangible asset to its carrying amount. The material inputs and assumptions underlying the quantitative assessments of goodwill and intangible impairment are based on operational forecasts derived from expectations of future operating performance, which require considerable management judgment regarding matters that are uncertain and susceptible to change. Determining the estimated fair value requires multiple Level 3 inputs based on data available at the time of the quantitative assessment including, but not limited to, future revenue projections, discount rates, and royalty rates. Impairment is indicated if the estimated fair value of the reporting unit or indefinite-lived intangible asset is less than the carrying amount, and an impairment charge is recognized for the differential.

Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company reviews for impairment indicators of finite-lived intangibles and other long-lived assets as described in the "Property and Equipment, Net" significant accounting policy.

The Company performed its qualitative annual impairment assessment for its indefinite-lived and finite-lived intangible assets as of the first day of the fourth quarter of fiscal year 2025, which did not identify indicators of impairment based on the information available at that time. It was determined that it was more likely than not each indefinite-lived intangible asset had fair values in excess of their carrying values and its finite-lived intangible assets did not indicate that their carrying amounts may not be recoverable.

As a result of the declines of future revenue projections during the fourth quarter of fiscal year 2025, the Company conducted an additional qualitative impairment assessment that identified potential indicators of impairment for the Atkins brand indefinite-lived intangible asset and the licensing agreements finite-lived intangible asset. Accordingly, the Company proceeded to conduct a quantitative impairment assessment over each asset. Based on our testing, the respective assets carrying values exceeded their fair values, resulting in a loss on impairment of $60.9 million in the fifty-two weeks ended August 30, 2025. There were no impairment charges related to the Company's indefinite-lived or finite-lived intangibles recognized in the fifty-three weeks ended August 31, 2024, or fifty-two weeks ended August 26, 2023. We believe the estimates and assumptions utilized in our impairment assessment are reasonable and are comparable to those that would be used by other marketplace participants. However, actual events and results could differ substantially from those utilized in our valuations. Significant declines of future revenue projections or changes of other assumptions used in estimating fair values versus those utilized at the time of the initial valuations could result in further impairment charges that could materially affect the consolidated financial statements. Refer to Note 5, Goodwill and Intangibles, for additional information regarding the Company's reporting units and impairment assessments.

Deferred Financing Costs and Debt Discounts

Costs incurred in obtaining long-term financing paid to parties other than creditors are considered a deferred financing cost, which are presented net against *Long-term debt, less current maturities* on the balance sheet, and are amortized over the terms of the long-term financing agreements using the effective-interest method.. Amounts paid to creditors are recorded as a reduction in the proceeds received by the creditor and are considered a discount on the issuance of debt.

Income Taxes

Income taxes include federal, state and foreign taxes currently payable, and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the differences between the financial statement balances and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

Leases

Contracts are evaluated to determine whether they contain a lease at inception. Leases are classified as either finance leases or operating leases based on criteria in ASC Topic 842, Leases. The Company's operating leases are generally comprised of real estate and certain equipment used in warehousing products. The Company's finance leases are generally comprised of warehouse equipment.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The majority of the Company's leases do not provide an implicit rate; therefore, the Company uses its secured incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments for those leases. The Company's incremental borrowing rate for a lease is the rate of interest it would pay to borrow on a collateralized basis over a similar term to the lease in a similar economic environment. The Company applied incremental borrowing rates using a portfolio approach. Right-of-use assets also include any lease payments made and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term operating leases that have a term of one year or less.

The Company monitors for triggering events or conditions that require a reassessment of its leases. When the reassessment requires a re-measurement of the lease liability, a corresponding adjustment is made to the carrying amount of the right-of-use asset. Additionally, the Company reviewed for impairment indicators of its right-of-use assets and other long-lived assets as described in the "Property and Equipment, Net" significant accounting policy.

Revenue Recognition

The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. The Company has determined that fulfilling and delivering products is a single performance obligation. Revenue is recognized at the point in time when the Company has satisfied its performance obligation and the customer has obtained control of the products. This generally occurs when the product is delivered to or picked up by the customer based on applicable shipping terms, which is typically within 30 days.

Revenue is measured as the amount of consideration expected to be received in exchange for fulfilled product orders, including estimates of variable consideration. The most common forms of variable consideration include trade promotions, such as consumer incentives, coupon redemptions and other marketing activities, allowances for unsaleable product, and any additional amounts where a distinct good or service cannot be identified or the value cannot be reasonably estimated. Trade promotions are recorded as a reduction to net sales with a corresponding reduction to accounts receivable at the time of revenue recognition for the underlying sale. The recognition of trade promotions requires management to make estimates regarding the volume of incentive that will be redeemed and their total cost. As of August 30, 2025, and August 31, 2024, the allowance for trade promotions was $37.8 million and $36.3 million, respectively.

Estimates of variable consideration are made using various information including historical data on performance of similar trade promotional activities, market data from Circana, and the Company's best estimate of current activity. The Company reviews these estimates regularly and makes revisions as necessary. Revisions can include changes for consideration paid to customers that lack sufficient evidence to support a distinct good or service assertion, or for which a reasonably estimable fair value cannot be determined, primarily related to the Company's assessments of cooperative advertising programs. Uncertainties related to the estimate of variable consideration are resolved in a short time frame and do not require any additional constraint on variable consideration. Adjustments to variable consideration are recognized in the period the adjustments are identified and have historically been insignificant. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

The Company provides standard assurance type warranties that its products will comply with all agreed-upon specifications. No services beyond an assurance type warranty are provided to customers. While customers generally have a right to return defective or non-conforming products, past experience has demonstrated that product returns have been immaterial. Customer remedies for defective or non-conforming products may include a refund or exchange. As a result, the right of return is estimated and recorded as a reduction in revenue at the time of sale, if necessary.

The Company's customer contracts identify product quantity, price and payment terms. Payment terms are granted consistent with industry standards. Although some payment terms may be more extended, the majority of the Company's payment terms are less than 60 days. As a result, revenue is not adjusted for the effects of a significant financing component. Amounts billed and due from customers are classified as *Accounts receivable, net* on the Consolidated Balance Sheets.

The Company utilizes third-party contract manufacturers for the manufacture of its products. The Company has evaluated whether it is the principal or agent in these relationships. The Company has determined that it is the principal in all cases, as it retains the responsibility for fulfillment and risk of loss, as well as establishes the price.

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company has elected the practical expedient to expense the incremental costs to obtain a contract, because the amortization period would be less than one year, and the practical expedient for shipping and handling costs. Shipping and handling costs incurred to deliver products to customers are accounted for as fulfillment activities, rather than a promised service, and as such are included in *Cost of goods sold* in the Consolidated Statements of Income and Comprehensive Income.

Revenues from transactions with external customers for each of the Company's products would be impracticable to disclose and management does not view its business by product line. For revenue disaggregated by geographic area and brand refer to Note 15, Segment and Customer Information.

Cost of Goods Sold

Costs of goods sold represent costs directly related to the manufacture and distribution of the Company's products. Such costs include raw materials, co-manufacturing costs, packaging, shipping and handling, third-party distribution, and depreciation of distribution center equipment and leasehold improvements.

Shipping and Handling Costs

Shipping and handling costs include costs paid to third-party warehouse operators associated with delivering product to customers and depreciation and amortization of company-owned assets at the third-party warehouse. Shipping and handling costs are recognized in *Cost of goods sold*. Costs relating to products shipped to customers were $103.4 million, $93.5 million, and $89.2 million for the fifty-two weeks ended August 30, 2025, and the fifty-three weeks ended August 31, 2024, and fifty-two weeks ended August 26, 2023, respectively.

Advertising Costs

Production costs related to television commercials are expensed when first aired. All other advertising costs are expensed when incurred or when the advertising service is received through *Selling and marketing*. Total advertising costs were $76.1 million, $103.0 million, and $79.2 million for the fifty-two weeks ended August 30, 2025, the fifty-three weeks ended August 31, 2024, and the fifty-two weeks ended August 26, 2023, respectively.

Production costs related to television commercials not yet aired and prepaid advertising services not yet received are included in *Prepaid expenses* in the accompanying Consolidated Balance Sheets. As of August 30, 2025, and August 31, 2024, total prepaid advertising expenses were $3.0 million and $1.0 million, respectively.

Research and Development Activities

The Company's research and development activities primarily consist of generating and testing new product concepts, new flavors and packaging. The Company expenses research and development costs as incurred related to compensation, facility costs, consulting, and supplies. Research and development activities are primarily internal and associated costs are included in *General and administrative*. The Company's total research and development expenses were $5.5 million, $5.4 million, and $4.3 million for the fifty-two weeks ended August 30, 2025, the fifty-three weeks ended August 31, 2024, and the fifty-two weeks ended August 26, 2023, respectively.

Share-Based Compensation

The Company uses share-based compensation, including stock options, restricted stock units, performance stock units, and stock appreciation rights, to provide long-term performance incentives for its employees, directors, and consultants. Share-based compensation is recognized on a straight-line basis over the requisite service period of the award based on their grant-date fair value. Forfeitures are recognized as they occur. Employee related Share-based compensation expense is included in *General and administrative,* while Share-based compensation expense related to non-employee consultants of the Company is recorded in *Selling and marketing.*

Defined Contribution Plan

The Company sponsors defined contribution plans to provide retirement benefits to its employees. The Company's 401(k) plan and similar plans for non-domestic employees are based on a portion of eligible pay up to a defined maximum. All matching contributions are made in cash. Expense associated with defined contribution plans was $1.6 million, $1.6 million, and $1.4 million for the fifty-two weeks ended August 30, 2025, the fifty-three weeks ended August 31, 2024, and the fifty-two weeks ended August 26, 2023, respectively.

Foreign Currency Translation

For all foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated into U.S. dollars using the exchange rate in effect at the end of each reporting period. Income statement accounts are translated at the average exchange rate prevailing during each reporting period. Translation adjustments are recorded as a component of *Other comprehensive income*. Gains or losses resulting from transactions in foreign currencies are included in *Other income (expense)*.

Recently Issued and Adopted Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures ("ASU 2023-09"), which updates disclosures required in the footnotes to the financial statements to further aid investors in understanding how to analyze income tax reporting. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available. The amendments should be applied on a prospective basis, however, retrospective application is permitted. The Company is currently evaluating the provisions of the amendments and the effect on its future consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), which will improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions such as cost of sales, SG&A, and R&D. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted for annual financial statements that have not yet been issued or made available. The amendments should be applied on either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the provisions of the amendments and the effect on its future consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal Use Software ("ASU 2025-06"), which will improve disclosures surrounding internal-use software and the timing of capitalization when companies use the incremental and iterative development method. The amendments are effective for fiscal years beginning after December 15, 2027, and for interim periods within those fiscal years. Early adoption is permitted. The amendments should be applied on either (1) through a prospective transition approach (2) a retrospective transition approach (3) a modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption. The Company is currently evaluating the provisions of the amendments and the effect on its future consolidated financial statements.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU as of the fourth quarter of fiscal year 2025. The adoption of this ASU did not have a material effect on the consolidated financial statements. Refer to Note 15, Segment and Customer Information, for additional information regarding the Company's segment reporting.

No other new accounting pronouncements issued or effective during the fiscal year had or is expected to have a material effect on the Company's consolidated financial statements.

3. Business Combination

On April 29, 2024, the Company's wholly owned subsidiary, Simply Good Foods, USA, Inc. entered into a Purchase Agreement to acquire OWYN, a plant-based protein food company, for approximately $280.0 million. On June 13, 2024, pursuant to the Purchase Agreement, the Company completed the OWYN Acquisition by acquiring 100% of the equity interests for a cash purchase price at closing of $281.9 million, subject to certain customary post-closing adjustments. We acquired OWYN as a part of our vision to lead the nutritious snacking movement with trusted brands that offer a variety of convenient, innovative, great-tasting, better-for-you snacks and meal replacements that will now offer plant-based products to a wider market of consumers.

The OWYN Acquisition was funded through a combination of incremental borrowings under our outstanding Term Facility, as defined below, totaling $250.0 million and cash on hand. In the second fiscal quarter of 2025, the Company received a post-closing release from escrow of approximately $1.7 million related to net working capital adjustments, resulting in a total net consideration paid of $280.2 million. Business transaction costs within the Consolidated Statements of Income and Comprehensive Income for the fifty-two weeks ended August 30, 2025, were $0.8 million, which consisted of legal, accounting, and other costs. Business transaction costs within the Consolidated Statements of Income and Comprehensive Income for the fifty-three weeks ended August 31, 2024, were $14.5 million, inclusive of $5.7 million of transaction advisory fees related to the OWYN Acquisition, $3.4 million of non-deferrable third-party financing costs incurred in connection with the 2024 Incremental Facility Amendment to the Credit Agreement, and $5.4 million of legal, due diligence, accounting, and other costs.

The OWYN Acquisition was accounted for as a business combination under ASC 805, Business Combinations ("ASC 805"), which requires, among other things, assets acquired and liabilities assumed to be measured at their acquisition date fair value. The following table sets forth the final purchase price allocation, completed in the fourth fiscal quarter of 2025, of the OWYN Acquisition to the estimated fair value of the total assets acquired and liabilities assumed at the date of the Acquisition, in thousands.

The final June 13, 2024, fair value is as follows:

Assets acquired:		
Cash and cash equivalents	$	1,476
Accounts receivable, net		14,214
Inventories[1]		38,955
Prepaid assets		563
Property and equipment, net		136
Intangible assets, net[2]		243,626
Other long-term assets		6
Liabilities assumed:		
Accounts payable		20,378
Other current liabilities		3,753
Deferred tax liability[3]		41,513
Total identifiable net assets		233,332
Goodwill[4]		46,840
Total assets acquired and liabilities assumed	$	280,172

(1) Inventory was estimated using the comparative sales method, which quantifies the fair value of inventory based on the expected sales price of the subject inventory, reduced for: (i) all costs expected to be incurred in its completion/disposition efforts and (ii) a profit on those costs.

(2) Intangible assets were recorded at fair value consistent with ASC 820 as a result of the OWYN Acquisition. Intangible assets consist of $223.0 million of brand and $20.5 million of customer relationships. The useful lives of the intangible assets are disclosed in Note 5 of the Consolidated Financial Statements. The fair value measurement of the assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows and market comparable data and companies.

The fair value of the indefinite-lived brand asset was estimated using the multi-period excess earnings method of the income approach, wherein the net earnings attributable to the asset are isolated from other "contributory assets" in order to estimate the cash flows solely attributable to the asset over its remaining economic life.

The fair value of the customer relationship intangible asset was estimated using the with/without method of the income approach, wherein the value is estimated by comparing the overall business cash flows with the customer relationships in place to the cash flows in a hypothetical scenario where the customer relationships are not in place. The significant assumptions used in estimating the fair value under the with/without method include the time to recreate the asset, profitability under both scenarios, and the estimated discount rate.

(3) Primarily as a result of the fair value attributable to the identifiable intangible assets, the deferred income tax liability was $41.5 million.

(4) Goodwill was recorded at fair value consistent with ASC 820 as a result of the OWYN Acquisition. Amounts recorded for goodwill created in an acquisition structured as a stock purchase for tax are generally not expected to be deductible for tax purposes. As such, the acquired goodwill is not expected to be deductible for tax purposes. Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized.

Measurement period adjustments are recognized in the reporting period in which the adjustments are determined and calculated as if the accounting had been completed at the acquisition date. In the second fiscal quarter of 2025, a measurement period adjustment of $1.7 million was recorded to goodwill. The final fair value determination of the assets acquired and liabilities assumed was completed prior to one year from the transaction completion, consistent with ASC 805.

The results of OWYN's operations have been included in the Simply Good Foods' Consolidated Financial Statements since June 13, 2024, the acquisition date. The Company has not disclosed earnings from the acquired OWYN business as they are immaterial. The following table provides net sales from the acquired OWYN business included in the Company's results:

	53-Weeks Ended	
(In thousands)	August 31, 2024	
Net sales	$	29,213

Unaudited Pro Forma Financial Information

Pro forma financial information is not intended to represent or be indicative of the actual results of operations of the combined business that would have been reported had the OWYN Acquisition been completed at the beginning of the fiscal year 2023, nor is it representative of future operating results of the Company.

This unaudited pro forma combined financial information is prepared based on ASC 805 period end guidance. The Company and the legacy OWYN entity have different fiscal year ends, with Simply Good Foods' fiscal year being the last Saturday of August while the legacy OWYN business fiscal year end was December 31. Because the year ends differ by more than 93 days, OWYN's financial information is required to be adjusted to a period within 93 days of Simply Good Foods' fiscal period end. In addition to these period end adjustments, the pro forma results include certain nonrecurring adjustments that were directly related to the business combination, including business transaction costs, as disclosed above.

The following unaudited pro forma combined financial information presents combined results of the Company assuming the OWYN Acquisition occurred at the beginning of fiscal year 2023:

	53-Weeks Ended		52-Weeks Ended	
(In thousands)	August 31, 2024		August 26, 2023	
Net Sales	$	1,414,580	$	1,303,643
Net income	$	136,220	$	97,693

4. Property and Equipment, Net

Property and equipment, net, as presented with the Consolidated Balance Sheets, is summarized as follows:

(In thousands)	August 30, 2025	August 31, 2024
Furniture and fixtures	$ 9,704	$ 7,463
Computer equipment and software	2,815	1,869
Machinery and equipment	23,460	17,803
Leasehold improvements	13,054	10,632
Construction in progress	13,352	3,713
Property and equipment, gross	62,385	41,480
Less: accumulated depreciation	(22,647)	(16,650)
Property and equipment, net	$ 39,738	$ 24,830

The increase in *Property and Equipment, net* as of August 30, 2025, as compared to August 31, 2024, was primarily a result of purchases of property and equipment at our contract manufacturing facilities. Total depreciation expense was $6.1 million for the fifty-two weeks ended August 30, 2025, $5.8 million for the fifty-three weeks ended August 31, 2024, and $4.4 million for the fifty-two weeks ended August 26, 2023.

5. Goodwill and Intangibles

Changes to *Goodwill* during the fifty-two weeks ended August 30, 2025, were as follows:

(In thousands)	Goodwill
Balance as of August 26, 2023	$ 543,134
Acquisition of business	48,553
Balance as of August 31, 2024	$ 591,687
Acquisition of business measurement period adjustments	(1,713)
Balance as of August 30, 2025	$ 589,974

The change in Goodwill during the fifty-two weeks ended August 30, 2025, and the fifty-three weeks ended August 31, 2024, was the result of the acquisition method of accounting related to the OWYN Acquisition as described in Note 3. There were no changes in the Company's goodwill in the fifty-two weeks ended August 26, 2023. There were no impairment charges related to goodwill during the fifty-two weeks ended August 30, 2025, or since the inception of the Company.

Intangible assets, net in the Consolidated Balance Sheets consist of the following:

(In thousands)	Useful life	August 30, 2025 Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible assets with indefinite life:				
Brands and trademarks	Indefinite life	$ 1,142,000	$ —	$ 1,142,000
Intangible assets with finite lives:				
Customer relationships	15 years	$ 194,500	$ 78,138	$ 116,362
Licensing agreements	10 years	16,072	14,319	1,753
Proprietary recipes and formulas	7 years	7,000	7,000	—
Software and website development costs	3 - 5 years	6,641	5,153	1,488
		$ 1,366,213	$ 104,610	$ 1,261,603

(In thousands)	Useful life		Gross carrying amount	Accumulated amortization	Net carrying amount
			August 31, 2024		
Intangible assets with indefinite life:					
Brands and trademarks	Indefinite life		$ 1,197,000	$ —	$ 1,197,000
Intangible assets with finite lives:					
Customer relationships	15 years		$ 194,500	$ 65,171	$ 129,329
Licensing agreements	13 years		22,000	12,415	9,585
Proprietary recipes and formulas	7 years		7,000	7,000	—
Software and website development costs	3 - 5 years		5,034	4,921	113
Intangible assets in progress	3 - 5 years		439	—	439
			$ 1,425,973	$ 89,507	$ 1,336,466

Changes in *Intangible assets, net* during the fifty-two weeks ended August 30, 2025, were primarily related to the impairment of the Atkins brand and trademarks indefinite-lived intangible asset and the licensing agreements finite-lived intangible asset, and recurring amortization expense. Changes related to the fifty-three weeks ended August 31, 2024, were primarily related to the OWYN Acquisition and recurring amortization expense. In conjunction with the Acquisition, the Company acquired a brand indefinite lived intangible asset and a customer relationship intangible asset, which had fair values of approximately $223.0 million and $20.5 million as of the date of the Acquisition, respectively. Changes related to the fifty-two weeks ended August 26, 2023, were primarily related to recurring amortization expense.

The Company performed its qualitative annual impairment assessment for its indefinite-lived and finite-lived intangible assets as of the first day of the fourth quarter of fiscal year 2025, which did not identify indicators of impairment based on the information available at that time. It was determined that it was more likely than not each indefinite-lived intangible asset had fair values in excess of their carrying values and its finite-lived intangible assets did not indicate that their carrying amounts may not be recoverable.

As a result of the declines of future revenue projections during the fourth quarter of fiscal year 2025, the Company conducted an additional qualitative impairment assessment that identified potential indicators of impairment for the Atkins brand indefinite-lived intangible asset and the licensing agreements finite-lived intangible asset. Accordingly, the Company proceeded to conduct a quantitative impairment assessment over each asset. Based on our testing, the respective assets carrying values exceeded their fair values, resulting in a loss on impairment of $60.9 million in the fifty-two weeks ended August 30, 2025. There were no impairment charges related to the Company's indefinite-lived or finite-lived intangibles recognized in the fifty-three weeks ended August 31, 2024, or fifty-two weeks ended August 26, 2023. We believe the estimates and assumptions utilized in our impairment assessment are reasonable and are comparable to those that would be used by other marketplace participants. However, actual events and results could differ substantially from those utilized in our valuations. Significant declines of future revenue projections or changes of other assumptions used in estimating fair values versus those utilized at the time of the initial valuations could result in further impairment charges that could materially affect the consolidated financial statements.

Amortization expense related to intangible assets was $15.1 million for the fifty-two weeks ended August 30, 2025, $15.2 million for the fifty-three weeks ended August 31, 2024, and $15.7 million for the fifty-two weeks ended August 26, 2023.

Estimated future amortization for each of the next five fiscal years and thereafter is as follows:

(In thousands)	Amortization
2026	15,530
2027	13,583
2028	12,974
2029	12,974
2030	12,974
Thereafter	51,568
Total	$ 119,603

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities in the Consolidated Balance Sheets were comprised of the following:

(In thousands)	August 30, 2025	August 31, 2024
Accrued professional fees	$ 1,446	$ 2,719
Accrued advertising allowances and claims	2,959	4,203
Accrued bonus expenses	13,107	11,603
Accrued freight expenses	3,673	3,376
Accrued payroll-related expenses	2,848	3,815
Accrued commissions	1,881	1,875
Income taxes payable	1,214	2,700
VAT payable	5,745	5,915
Current operating lease liabilities	5,867	5,494
Accrued R&D expenses	176	1,564
Other accrued expenses	7,303	6,527
Accrued expenses and other current liabilities	$ 46,219	$ 49,791

7. Long-Term Debt and Line of Credit

On July 7, 2017, the Company (through certain of its subsidiaries) entered into a credit agreement with Barclays Bank PLC and other parties (as amended to date, the "Credit Agreement"). The Credit Agreement at that time provided for (i) a term facility of $200.0 million ("Term Facility") with a seven-year maturity and (ii) a revolving credit facility of up to $75.0 million (the "Revolving Credit Facility") with a five-year maturity. Substantially concurrent with the consummation of the business combination which formed the Company between Conyers Park Acquisition Corp. and NCP-ATK Holdings, Inc. on July 7, 2017, the full $200.0 million of the Term Facility (the "Term Loan") was drawn.

On November 7, 2019, the Company entered into a second amendment (the "Incremental Facility Amendment") to the Credit Agreement to increase the principal borrowed on the Term Facility by $460.0 million. The Term Facility together with the incremental borrowing make up the Initial Term Loans (as defined in the Incremental Facility Amendment). The Incremental Facility Amendment was executed to partially finance the acquisition of Quest Nutrition, LLC on November 7, 2019. No amounts under the Term Facility were repaid as a result of the execution of the Incremental Facility Amendment.

Effective as of December 16, 2021, the Company entered into a third amendment (the "Extension Amendment") to the Credit Agreement. The Extension Amendment provided for an extension of the stated maturity date of the Revolving Commitments and Revolving Loans (each as defined in the Credit Agreement) from July 7, 2022, to the earlier of (i) 91 days prior to the then-effective maturity date of the Initial Term Loans and (ii) December 16, 2026.

On January 21, 2022, the Company entered into the "2022 Repricing Amendment" to the Credit Agreement. The 2022 Repricing Amendment, among other things, (i) reduced the interest rate per annum applicable to the Initial Term Loans outstanding under the Credit Agreement immediately prior to the effective date of the 2022 Repricing Amendment, (ii) reset the prepayment premium for the existing Initial Term Loans to apply to Repricing Transactions (as defined in the Credit Agreement) that occur within six months after the effective date of the 2022 Repricing Amendment, and (iii) implemented SOFR and related replacement provisions for LIBOR.

On April 25, 2023, the Company entered into the "2023 Repricing Amendment" to the Credit Agreement. The 2023 Repricing Amendment, (i) reduced the interest rate per annum applicable to the Initial Term Loans outstanding under the Credit Agreement immediately prior to April 25, 2023, and (ii) provided for an extension of the maturity date of the Initial Term Loans from July 7, 2024, to March 17, 2027.

On June 13, 2024, the Company entered into a sixth amendment (the "2024 Incremental Facility Amendment") to the Credit Agreement to increase the principal borrowed on the Term Facility by $250.0 million. The terms of the incremental borrowing are the same as the terms of the outstanding borrowings under the Term Facility. The 2024 Incremental Facility Amendment was executed to partially finance the OWYN Acquisition. No amounts under the Term Facility were repaid as a result of the execution of the 2024 Incremental Facility Amendment.

On January 31, 2025, the Company entered into a seventh amendment (the "2025 Repricing Amendment") to the Credit Agreement to reduce the interest rate per annum applicable to the Initial Term Loans outstanding under the Credit Agreement immediately prior to the effective date of the 2025 Repricing Amendment.

Effective as of the 2025 Repricing Amendment, the interest rate per annum for the Initial Term Loans is based on either:

i. A base rate equaling the higher of (a) the "prime rate," (b) the federal funds effective rate plus 0.50%, or (c) the Adjusted Term SOFR Rate (as defined in the Credit Agreement) applicable for an interest period of one month plus 1.00% plus (x) 1.00% margin for the Term Loan or (y) 2.00% margin for the Revolving Credit Facility; or

ii. SOFR, subject to a floor of 0.50%, plus (x) 2.00% margin for the Term Loan or (y) 3.00% margin for the Revolving Credit Facility.

In connection with the closing of the 2025 Repricing Amendment, the Company expensed $0.7 million of non-deferrable third-party costs through *General and administrative* expenses within the Consolidated Statements of Income and Comprehensive Income.

The Simply Good Foods Company is not a borrower under the Credit Agreement and has not provided a guarantee of the Credit Agreement. Simply Good Foods USA, Inc., is the administrative borrower and certain other subsidiary holding companies are co-borrowers under the Credit Agreement. Each of the Company's domestic subsidiaries that is not a named borrower under the Credit Agreement has provided a guarantee on a secured basis. As security for the payment or performance of the debt under the Credit Agreement, the borrowers and the guarantors have pledged certain equity interests in their respective subsidiaries and granted the lenders a security interest in substantially all of their domestic assets. All guarantors other than Quest Nutrition, LLC and Only What You Need, Inc. are holding companies with no assets other than their investments in their respective subsidiaries.

The Credit Agreement contains certain financial and other covenants that limit the Company's ability to, among other things, incur and/or undertake asset sales and other dispositions, liens, indebtedness, certain acquisitions and investments, consolidations, mergers, reorganizations and other fundamental changes, payment of dividends and other distributions to equity and warrant holders, and prepayments of material subordinated debt, in each case, subject to customary exceptions materially consistent with credit facilities of such type and size. The Revolving Credit Facility has a maximum total net leverage ratio equal to or less than 6.00:1.00 contingent on credit extensions in excess of 30% of the total amount of commitments available under the Revolving Credit Facility. Any failure to comply with the restrictions of the credit facilities may result in an event of default. The Company was in compliance with all financial covenants as of August 30, 2025, and August 31, 2024, respectively.

Long-term debt consists of the following:

(In thousands)	August 30, 2025	August 31, 2024
Term Facility (effective rate of 6.3% at August 30, 2025)	$ 250,000	$ 400,000
Less: Deferred financing fees	934	2,515
Long-term debt, net of deferred financing fees	$ 249,066	$ 397,485

As of August 30, 2025, the Company had letters of credit in the amount of $0.9 million outstanding. These letters of credit offset against the $75.0 million availability of the Revolving Credit Facility and exist to support two of the Company's leased buildings. No amounts were drawn against these letters of credit at August 30, 2025.

The Company is not required to make principal payments on the Term Facility over the twelve months following the period ended August 30, 2025. The outstanding balance of the Term Facility is due upon its maturity in March 2027.

As of August 30, 2025, aggregate principal maturities of debt for each of the next five fiscal years and thereafter are as follows:

(In thousands)	Principal maturities
2026	$ —
2027	250,000
2028	—
2029	—
2030	—
Thereafter	—
Total debt	$ 250,000

The Company utilizes market approaches to estimate the fair value of certain outstanding borrowings by discounting anticipated future cash flows derived from the contractual terms of the obligations and observable market interest and foreign exchange rates. The Company carries debt at historical cost and discloses fair value. As of August 30, 2025, and August 31, 2024, the book value of the Company's debt approximated fair value. The estimated fair value of the Term Loan is valued based on observable inputs and classified as Level 2 in the fair value hierarchy.

8. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measurements, a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is used:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

There were no transfers of financial instruments between the three levels of the fair value hierarchy during the fiscal years ended August 30, 2025, August 31, 2024, and August 26, 2023, respectively.

The Company's non-financial assets, which consist primarily of property and equipment, right-of-use assets, goodwill, and other intangible assets, are not required to be carried at fair value on a recurring basis and are reported at carrying value. The fair values of these assets are determined, as required, based on Level 3 measurements, including estimates of the amount and timing of future cash flows based upon historical experience, expected market conditions, and management's plans. All other components of the balance sheet such as accounts receivable, cash and cash equivalents, and others approximate fair value as of August 30, 2025.

9. Income Taxes

The sources of income before income taxes are as follows:

(In thousands)	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Domestic	$ 134,781	$ 184,580	$ 173,733
Foreign	1,122	1,470	1,959
Total income before income taxes	$ 135,903	$ 186,050	$ 175,692

Income tax expense was comprised of the following:

(In thousands)	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Current:			
Federal	$ 24,591	$ 30,600	$ 24,740
State and local	7,665	7,392	6,128
Foreign	30	383	659
Total current expense	$ 32,286	$ 38,375	$ 31,527
Deferred:			
Federal	$ (1,087)	$ 5,746	$ 8,804
State and local	552	2,502	1,740
Foreign	538	118	46
Total deferred income tax expense	3	8,366	10,590
Total tax expense	$ 32,289	$ 46,741	$ 42,117

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

(In thousands)	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Statutory income tax expense:	21.0 %	21.0 %	21.0 %
State income tax expense, net of federal	4.1	4.2	4.0
Valuation allowance	0.3	—	—
Taxes on foreign income above the U.S. tax	—	0.1	0.2
Change in tax rate	0.7	0.2	—
Non-deductible transaction costs	0.1	0.5	—
Other permanent items	(2.4)	(0.9)	(1.2)
Income tax expense	23.8 %	25.1 %	24.0 %

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at August 30, 2025, and August 31, 2024, were as follows:

(In thousands)	August 30, 2025	August 31, 2024
Deferred tax assets		
Accounts receivable allowances	$ 1,522	$ 1,371
Accrued expenses	5,937	4,520
Net operating loss carryforwards	10,104	17,200
Share based compensation	4,553	4,736
Lease liabilities	13,916	9,956
Capitalized Section 174 Expenditures	6,162	4,330
Tax capitalization of inventory costs	2,573	1,517
Transaction costs	1,664	1,838
Federal benefit of state taxes	1,603	1,529
Other	623	926
Deferred tax assets	48,657	47,923
Valuation allowance	(356)	—
Deferred tax asset, net of valuation allowance	$ 48,301	$ 47,923
Deferred tax liabilities:		
Excess tax over book depreciation	(4,781)	(3,954)
Intangible assets	(197,031)	(200,130)
Lease right-of-use assets	(11,090)	(8,774)
Other	(1,414)	(1,077)
Deferred tax liabilities	(214,316)	(213,935)
Net deferred tax liabilities	$ (166,015)	$ (166,012)

The Company had federal net operating loss carryforwards of $35.6 million and $63.0 million, state net operating loss carryforwards of $30.8 million and $44.2 million, and foreign net operating loss carryforwards of $0.4 million and $1.7 million as of August 30, 2025 and August 31, 2024, respectively. Federal net operating loss carryforwards do not expire and the state net operating loss carryforwards will begin to expire in 2036.

As of August 30, 2025, the Company has recorded total valuation allowances of $0.4 million, of which $0.4 million relates to valuation allowances on deferred tax assets related to foreign net operating loss carryforwards. This amount represents a full valuation allowance on the deferred tax assets of foreign entities within Australia. During the fifty-two weeks ended August 30, 2025, there was a $1.3 million decrease to the tax loss carryforwards in foreign jurisdictions. As the carryforwards were generated in jurisdictions where the Company has historically recognized book losses or does not have strong future earnings projections, the Company concluded it is more likely than not that the operating losses would not be realized, and thus maintained a full valuation allowance against the associated deferred tax assets.

As of August 30, 2025, the Company does not intend to indefinitely reinvest its foreign earnings within its subsidiary in Canada and has not recognized any tax liabilities related to this jurisdiction. It is the Company's intention to reinvest the earnings of its other non-U.S. subsidiaries in its Australia and New Zealand operations. As of August 30, 2025, the Company has not made a provision for U.S. or additional foreign withholding taxes for any outside basis differences inherent in its investments in foreign subsidiaries that are indefinitely reinvested. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

As of August 30, 2025, and August 31, 2024, the Company has no unrecognized tax benefits.

The Company records interest and penalties associated with unrecognized tax benefits as a component of tax expense. As of August 30, 2025, and August 31, 2024, the Company has not accrued any interest or penalties on unrecognized tax benefits, as there is no position recorded as of these fiscal year-ends. No changes to the uncertain tax position balance are anticipated within the next 12 months and are not expected to materially affect the financial statements.

As of August 30, 2025, tax years 2018 to 2024 remain subject to examination in the United States by the Internal Revenue Service and state tax authorities and the tax years 2018 to 2024 remain subject to examination in other major foreign jurisdictions where the Company conducts business. State income tax returns are generally subject to examination for a period of three to six years after the filing of the respective return.

The future utilization of federal net operating loss carryforwards generated after 2017 is limited to 80% of taxable income. An additional limitation applies to the use of federal net operating loss and credit carryforwards, under Section 382 of the Internal Revenue Code of 1986, as amended, that is applicable if the Company experiences an "ownership change". The Company has experienced various "ownership changes" in prior years. The resulting Section 382 limitations are not expected to materially affect the Company's ability to utilize carryforwards. Future changes in the ownership of the Company could further limit the Company's ability to utilize its net operating losses and credits.

In 2021, the Organization for Economic Co-operation and Development (OECD) announced Pillar Two Model Rules, which call for the taxation of large multinational corporations at a minimum rate of 15%. Many non-U.S. tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in fiscal 2025 with the adoption of additional components in later years or announced their plans to enact legislation in future years. The currently enacted Pillar Two Model Rules are not expected to have a significant effect on the Company's provision for income taxes. The Company continues to monitor developments and evaluate effects, if any, of these provisions on its results of operations and cash flows for future years.

On July 4, 2025, the H.R.1 tax law was enacted in the U.S. (the "H.R.1 Tax Act"). The H.R.1 Tax Act includes provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act of 2017, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. The H.R.1 Tax Act has multiple effective dates, beginning in calendar year 2025 and extending through calendar year 2027. The Company is currently evaluating the impact of the H.R.1 Tax Act on its effective income tax rate, results of operations, financial condition and cash flows.

10. Leases

The Company generally leases office space and distribution centers in the United States through operating lease agreements. As of the fifty-two weeks ended August 30, 2025, the Company has no finance lease agreements. Our leases have remaining lease terms up to 7 years and most include an option to renew for additional terms.

The Company's lease costs recognized in the Consolidated Statement of Operations consist of the following:

(In thousands)	Statement of Operations Caption	52-Weeks Ended August 30, 2025		53-Weeks Ended August 31, 2024		52-Weeks Ended August 26, 2023	
Operating lease cost:							
Lease cost	*Cost of goods sold* and *General and administrative*	$	9,381	$	9,011	$	8,998
Variable lease cost [1]	*Cost of goods sold* and *General and administrative*		3,805		3,825		3,556
Total operating lease cost		$	13,186	$	12,836	$	12,554
Finance lease cost:							
Amortization of right-of use assets	*Cost of goods sold*	$	—	$	125	$	241
Interest on lease liabilities	*Interest expense*		—		2		14
Total finance lease cost		$	—	$	127	$	255
Total lease cost		$	13,186	$	12,963	$	12,809

[1]Variable lease cost primarily consists of common area maintenance, such as cleaning and repairs.

The right-of-use assets and corresponding liabilities related to operating leases are as follows:

(In thousands)	Balance Sheets Caption	August 30, 2025		August 31, 2024	
Assets					
Operating lease right-of-use assets	*Other long-term assets*	$	44,118	$	35,097
Total lease assets		$	44,118	$	35,097
Liabilities					
Current:					
Operating lease liabilities	*Accrued expenses and other current liabilities*	$	5,867	$	5,494
Long-term:					
Operating lease liabilities	*Other long-term liabilities*		49,494		34,330
Total lease liabilities		$	55,361	$	39,824

Future maturities of lease liabilities as of August 30, 2025, were as follows:

(In thousands)	Operating Leases
Fiscal year ending:	
2026	$ 9,049
2027	10,927
2028	10,388
2029	10,438
2030	10,549
Thereafter	16,146
Total lease payments	67,497
Less: Interest	(12,136)
Present value of lease liabilities	$ 55,361

The weighted-average remaining lease terms and weighted-average discount rates for operating leases were as follows:

	August 30, 2025	August 31, 2024
Weighted-average remaining lease term (in years)		
Operating leases	6.31	6.50
Weighted-average discount rate		
Operating leases	6.0 %	5.1 %

Supplemental and other information related to leases was as follows:

(In thousands)	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 10,153	$ 12,042	$ 11,002
Operating cash flows from finance leases	$ —	$ 955	$ 544
Financing cash flows from finance leases	$ —	$ 145	$ 278

11. Commitments and Contingencies

Litigation

The Company is a party to certain litigation and claims that are considered normal to the operations of the business. From time to time, the Company has been and may again become involved in legal proceedings arising in the ordinary course of business. The Company is not presently a party to any litigation that it believes to be material, and the Company is not aware of any pending or threatened litigation against it that its management believes could have a material adverse effect on its business, operating results, financial condition or cash flows.

Other

The Company enters into endorsement contracts with certain celebrity figures and social media influencers to promote and endorse the Quest, Atkins, and OWYN brands and product lines. These contracts contain endorsement fees, which are expensed ratably over the life of the contract, and performance fees, that are recognized at the time of achievement. Based on the terms of contracts in place and achievement of performance conditions as of August 30, 2025, the Company will be required to make payments of $0.8 million over the next year.

12. Stockholders' Equity

Stock Repurchase Program

The Company adopted a $50.0 million stock repurchase program on November 13, 2018. On April 13, 2022, and October 21, 2022, the Company announced that its Board of Directors had approved the addition of $50.0 million and $50.0 million, respectively, to its stock repurchase program, resulting in authorized stock repurchases of up to an aggregate of $150.0 million. Under the stock repurchase program, the Company may repurchase shares from time to time in the open market or in privately negotiated transactions. The stock repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specific period of time. The stock repurchase program may be suspended or discontinued at any time by the Company and does not have an expiration date.

During the fifty-two weeks ended August 30, 2025, the Company repurchased 1,592,471 shares of common stock at an average share price of $31.95 per share. The Company did not repurchase any shares of common stock during the fifty-three weeks ended August 31, 2024. During the fifty-two weeks ended August 26, 2023, the Company repurchased 546,346 shares of common stock at an average share price of $30.11 per share. As of August 30, 2025, approximately $20.7 million remained available under the stock repurchase program.

On October 21, 2025, the Company's Board of Directors approved a $150.0 million increase to its existing stock repurchase program.

13. Earnings Per Share

Basic earnings or loss per share is based on the weighted average number of common shares issued and outstanding. In computing diluted earnings per share, basic earnings per share is adjusted for the assumed issuance of all potentially dilutive securities, including the Company's employee stock options and non-vested stock units.

In periods in which the Company has a net loss, diluted loss per share is based on the weighted average number of common shares issued and outstanding as the effect of including common stock equivalents outstanding would be anti-dilutive.

The following table reconciles the numerators and denominators used in the computations of both basic and diluted earnings per share:

(In thousands, except share and per share data)	52-Weeks Ended August 30, 2025		53-Weeks Ended August 31, 2024		52-Weeks Ended August 26, 2023	
Basic earnings per share computation:						
Numerator:						
Net income available to common stock stockholders	$	103,614	$	139,309	$	133,575
Denominator:						
Weighted average common shares outstanding – basic		100,695,181		99,929,196		99,442,046
Basic earnings per share from net income	$	1.03	$	1.39	$	1.34
Diluted earnings per share computation:						
Numerator:						
Numerator for diluted earnings per share	$	103,614	$	139,309	$	133,575
Denominator:						
Weighted average common shares outstanding – basic		100,695,181		99,929,196		99,442,046
Employee stock options		629,800		1,112,459		1,241,762
Non-vested stock units		185,791		240,233		196,271
Weighted average common shares – diluted		101,510,772		101,281,888		100,880,079
Diluted earnings per share from net income	$	1.02	$	1.38	$	1.32

Diluted earnings per share calculations for the fifty-two weeks ended August 30, 2025, the fifty-three weeks ended August 31, 2024, and the fifty-two weeks ended August 26, 2023, excluded 0.7 million shares, 0.8 million shares, and 0.6 million shares of common stock issuable upon exercise of stock options, respectively, that would have been anti-dilutive.

Diluted earnings per share calculations for the fifty-two weeks ended August 30, 2025, the fifty-three weeks ended August 31, 2024, and the fifty-two weeks ended August 26, 2023, excluded an immaterial number of non-vested restricted stock units that would have been anti-dilutive.

14. Omnibus Incentive Plan

Stock-based compensation includes stock options, restricted stock units, performance stock unit awards, and stock appreciation rights, which are awarded to employees, directors, and consultants of the Company. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the award based on its grant date fair value. Stock-based compensation expense is included within *General and administrative* expense, which is the same financial statement caption where the recipient's other compensation is reported.

For the fifty-two weeks ended August 30, 2025, and the fifty-three weeks ended August 31, 2024, and fifty-two weeks ended August 26, 2023, the Company recorded stock-based compensation expense of $15.3 million, $18.4 million, and $14.5 million, respectively.

In July 2017, the Company's stockholders approved the 2017 Omnibus Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the issuance of a maximum of 9,067,917 shares of stock-denominated awards to directors, employees, officers and agents of the Company. As of August 30, 2025, there were 2.5 million shares available for grant under the Incentive Plan.

Stock Options

Stock options granted under the Incentive Plan are granted at a price equal to or more than the fair value of common stock on the date the option is granted. Stock options under the Incentive Plan generally become exercisable ratably over three years from the date of grant and must be exercised within ten years from the date of grant.

The following table summarizes stock option activity for the fifty-two weeks ended August 30, 2025:

(In thousands, except share and per share data)	Shares underlying options		Weighted average exercise price	Weighted average remaining life (years)		Aggregate intrinsic value
Outstanding as of August 31, 2024	2,410,567	$	20.75	4.39	$	29,826
Granted	34,035		36.49			
Exercised	(948,665)		13.62			
Forfeited	(19,694)		40.07			
Outstanding as of August 30, 2025	1,476,243	$	25.44	4.61	$	10,147
Vested and expected to vest as of August 30, 2025	1,476,243	$	25.44	4.61	$	10,147
Exercisable as of August 30, 2025	1,245,609	$	23.31	4.01	$	10,147

The following table summarizes information about stock options outstanding at August 30, 2025:

Range of Exercise Prices			Number outstanding	Weighted average exercise price		Weighted average remaining life (years)	Number exercisable	Weighted average exercise price	
$	12.00 -	17.77	442,434	$	12.54	1.98	442,434	$	12.54
$	17.78 -	23.55	286,940		20.17	4.19	286,940		20.17
$	23.56 -	29.33	141,527		24.40	4.16	141,527		24.40
$	29.34 -	35.11	17,633		33.02	8.03	5,877		33.02
$	35.12 -	40.88	587,709		37.74	6.79	368,831		38.10
			1,476,243	$	25.44	4.61	1,245,609	$	23.31

The weighted average fair value of options granted during the fifty-two weeks ended August 30, 2025, and the fifty-three weeks ended August 31, 2024, and fifty-two weeks ended August 26, 2023, were $16.47, $14.36, and $16.58, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model based on the following assumptions:

	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Expected volatility	37.58%	37.00%	39.00%
Expected dividend yield	—%	—%	—%
Expected option term	6.5	6	6
Risk-free rate of return	4.00%	4.39%	4.27%

As the Company has now been listed for more than six years for the years presented above, which is broadly consistent with the expected term of the options, the Company has based its Black-Scholes valuation model's expected volatility assumption on the actual volatility of its daily closing share price over the period since listing to the valuation date. The risk-free rates are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term. Future annual dividends over the expected term are estimated to be nil.

As of August 30, 2025, the Company had $1.1 million of total unrecognized compensation cost related to stock option plans that will be recognized over a weighted average period of 0.9 years. During the fifty-two weeks ended August 30, 2025, fifty-three weeks ended August 31, 2024, and fifty-two weeks ended August 26, 2023, the Company received $12.9 million, $4.3 million, and $5.2 million in cash from stock option exercises, respectively.

Restricted Stock Units

Restricted stock units granted under the Incentive Plan are granted at a price equal to closing market price of the Company's common stock on the date of grant. Restricted stock units under the Incentive Plan generally vest over three years.

The following table summarizes restricted stock unit activity for the fifty-two weeks ended August 30, 2025:

	Units		Weighted average grant-date fair value
Non-vested as of August 31, 2024	546,271	$	37.38
Granted	420,481		35.50
Vested	(302,325)		37.37
Forfeited	(25,412)		37.53
Non-vested as of August 30, 2025	639,015	$	36.14

As of August 30, 2025, the Company had $14.5 million of total unrecognized compensation cost related to restricted stock units that will be recognized over a weighted average period of 1.7 years.

Performance Stock Units

During the fifty-two weeks ended August 30, 2025, the Board of Directors granted performance stock units under the Company's 2017 Omnibus Incentive Plan. The number of shares issuable as a result of grants of performance stock units is determined based on market-based criteria, performance-based criteria, or a combination of market-based criteria and performance-based criteria. The number of shares may be increased or decreased based on the results of these metrics in accordance with the terms established at the date of grant.

For market-based criteria awards, the Company's relative total shareholder return, or relative TSR, is measured for the Company and each company in the Russell 3000 Food & Beverage index using the immediately preceding 30-day average share price at the beginning and end of the applicable three-year performance period. The percentile rank of the Company's TSR relative to that of the peer group determines the percent of the target award earned, ranging between 0% and 200%. The related compensation expense is recognized ratably over the term regardless of whether or not the market condition is satisfied, provided the requisite service is rendered. These units are valued using a Monte Carlo simulation.

For Company financial performance-based criteria awards, we estimate the probability that the Company's internally established performance criteria will be achieved at each reporting period and adjust compensation expense accordingly. The performance metrics achieved determines the percent of the target award earned, ranging between 0% and 200%. These units are valued using the closing market price of the Company's common stock on the date of grant.

For market-based criteria and Company financial performance-based criteria awards, the Company's TSR within the peer group and the performance metrics achieved determines the percent of the target award earned, ranging between 0% and 275%. We estimate the probability that the performance criteria will be achieved at each reporting period and adjust compensation expense accordingly. Should the performance-based criteria not be probable of being achieved, the compensation expense for the value of the award incorporating the market-based criteria is recognized ratably over the term, provided the requisite service is rendered. These units are valued using a Monte Carlo simulation.

The following table summarizes performance stock unit activity for the fifty-two weeks ended August 30, 2025:

	Units		Weighted average grant-date fair value
Non-vested as of August 31, 2024	179,791	$	59.08
Granted	154,089		48.03
Vested	(12,175)		63.42
Forfeited	(43,512)		59.76
Non-vested as of August 30, 2025	278,193	$	52.66

Performance stock units are generally granted to employees as a part of the annual grant in November of the associated fiscal year, although the Board of Directors reserves the right to administer mid-year grants from time to time as they see fit. The fair value of each performance stock unit grant with a market-based TSR component is estimated on the date of grant using a Monte-Carlo simulation based on the following assumptions presented below which are associated with each year's annual grant:

	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Expected volatility	31.38%	33.96%	45.00%
Expected dividend yield	—%	—%	—%
Expected performance term	2.93	2.93	3
Risk-free rate of return	4.14%	4.62%	4.55%
Fair value	$54.41	$57.43	$62.55

As of August 30, 2025, the Company had $5.1 million of total unrecognized compensation cost related to performance stock units that will be recognized over a weighted average period of 1.4 years.

Stock Appreciation Rights

Stock appreciation rights ("SARs") permit the holder to participate in the appreciation of the Company's common stock price and are awarded to non-employee consultants of the Company. The Company's SARs settle in shares of its common stock if and when the applicable vesting criteria has been met. The SARs outstanding as of August 30, 2025 cliff vested two years from the date of grant and must be exercised within five years from the date of grant.

The following table summarizes SARs activity for the fifty-two weeks ended August 30, 2025:

	Shares Underlying SARs	Weighted average exercise price
Outstanding as of August 31, 2024	150,000	$ 37.67
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding as of August 30, 2025	150,000	$ 37.67
Vested as of August 30, 2025	150,000	$ 37.67
Exercisable as of August 30, 2025	150,000	$ 37.67

The SARs exercised in the fifty-two weeks ended August 26, 2023, resulted in a net issuance of 38,850 shares of the Company's common stock. The SARs outstanding as of the fifty-two weeks ended August 30, 2025 are liability-classified; therefore, the related stock-based compensation expense is based on the vesting provisions and the fair value of the awards.

15. Segment and Customer Information

Segment Information

The Company's operations are organized into two operating segments, Quest and Atkins, and OWYN, which are aggregated into one reportable segment due to similar financial, economic and operating characteristics. The operating segments are similar in the following areas: (a) the nature of the products; (b) the nature of the production processes; (c) the methods used to distribute products to customers; (d) the type of customer for the products; and, (e) the nature of the regulatory environment. The Company also designed its organizational structure to support entity-wide business functions across brands, products, customers, and geographic regions. As a result, as of the fifty-two weeks ended August 30, 2025, and fifty-three weeks ended August 31, 2024, the Company determined its operations are organized into two operating segments, which are aggregated into one reportable segment, represented by the Company's consolidated financial statements, due to similar financial, economic and operating characteristics. As of the fifty-two weeks ended August 26, 2023, the Company determined its operations were organized into one consolidated operating segment and reportable segment.

The Chief Operating Decision Maker ("CODM") is the Chief Executive Officer ("CEO"). The CODM regularly reviews consolidated segment performance including net sales, significant expenses, net income, Adjusted EBITDA, budget to actual variance analysis, as well as other key metrics. The CODM uses net income as the measure of profitability to assess segment performance and allocate resources. The accounting policies of the segment are the same as those described in Note 2, Summary of Significant Accounting Policies.

The following table summarizes our segment net sales, significant expenses, and net income for the fifty-two weeks ended August 30, 2025, fifty-three weeks ended August 31, 2024, and fifty-two weeks ended August 26, 2023:

	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Net sales	$ 1,450,920	$ 1,331,321	$ 1,242,672
Cost of goods sold	925,173	819,755	789,252
Operating expenses:			
Selling and marketing	134,282	143,929	119,489
General and administrative	155,930	129,699	111,566
Depreciation and amortization	16,900	16,917	17,416
Business transaction costs	820	14,524	—
Loss on impairment	60,928	—	—
Other income (expense)	(20,984)	(20,447)	(29,257)
Income tax expense	32,289	46,741	42,117
Net income	$ 103,614	$ 139,309	$ 133,575

Geographic Information

The following is a summary of revenue disaggregated by geographic area and brand:

(In thousands)	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
North America [1]			
Atkins	$ 420,787	$ 491,986	$ 526,769
Quest	863,614	777,394	682,789
OWYN	137,020	29,213	—
Total North America	1,421,421	1,298,593	1,209,558
International [1]	29,499	32,728	33,114
Total	$ 1,450,920	$ 1,331,321	$ 1,242,672

[1] The North America geographic area consists of net sales substantially related to the United States and there is no individual foreign country to which more than 10% of the Company's net sales are attributed or that is otherwise deemed individually material.

The following is a summary of long lived assets by geographic area:

(In thousands)		August 30, 2025		August 31, 2024
Long lived assets				
North America [1]	$	39,738	$	24,830
Total	$	39,738	$	24,830

[1] The North America geographic area consists of long-lived assets substantially related to the United States and there is no individual foreign country in which more than 10% of the Company's long-lived assets are located or that is otherwise deemed individually material.

Significant Customers

Credit risk for the Company was concentrated in two customers who each comprised more than 10% of the Company's total sales for the fifty-two weeks ended August 30, 2025, fifty-three weeks ended August 31, 2024, and fifty-two weeks ended August 26, 2023:

	52-Weeks Ended August 30, 2025	53-Weeks Ended August 31, 2024	52-Weeks Ended August 26, 2023
Customer 1	31 %	31 %	31 %
Customer 2	18 %	18 %	16 %

At August 30, 2025, and August 31, 2024, the following amounts of the Company's accounts receivable, net were related to these significant customers for the periods in which the customers were significant:

(In thousands)		August 30, 2025			August 31, 2024	
Customer 1	$	60,151	36 %	$	41,943	28 %
Customer 2	$	46,225	28 %	$	51,411	34 %

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosures.

Management, including the participation of our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation (pursuant to Rule 13a-15(b) under the Exchange Act) of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of August 30, 2025, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Management assessed the effectiveness of our ICFR as of August 30, 2025. Management based its assessment on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment using this criteria, management has concluded that our ICFR was effective as of August 30, 2025.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our ICFR as of August 30, 2025, was audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their report appearing below, which expressed an unqualified opinion on the effectiveness of our ICFR as of August 30, 2025.

Changes in Internal Control over Financial Reporting

As a result of the OWYN Acquisition, we have designed and implemented internal controls over financial reporting for OWYN processes and incorporated such controls into the Company's ICFR framework.

Except as disclosed above, there were no changes in our ICFR during the quarter ended August 30, 2025, that have materially affected, or are reasonably likely to materially affect, our ICFR.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of The Simply Good Foods Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Simply Good Foods Company and subsidiaries (the "Company") as of August 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the fifty-two weeks ended August 30, 2025, of the Company and our report dated October 28, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Denver, Colorado
October 28, 2025

Item 9B. Other Information.

In the quarter ended August 30, 2025, no directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Incorporated herein by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed no later than 120 days after the end of the fiscal year ended August 30, 2025.

Item 11. Executive Compensation.

Incorporated herein by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed no later than 120 days after the end of the fiscal year ended August 30, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated herein by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed no later than 120 days after the end of the fiscal year ended August 30, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Incorporated herein by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed no later than 120 days after the end of the fiscal year ended August 30, 2025.

Item 14. Principal Accountant Fees and Services.

Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be presented under the caption "Audit Committee Matters - Principal Accounting Firm Fees" in our definitive proxy statement for our 2026 Annual Meeting of Stockholders to be filed no later than 120 days after the end of the fiscal year ended August 30, 2025 and is incorporated herein by reference.

Item 15. Exhibit and Financial Statement Schedules.

The audited consolidated financial statements of The Simply Good Foods Company and its subsidiaries, as required to be filed, are included under Item 8 of this Annual Report on Form 10-K. Other schedules have been omitted as they are not applicable or the required information is set forth in the consolidated financial statements or notes thereto.

Exhibit No.	Document
2.1	Stock Purchase Agreement, dated as of April 29, 2024, by and among Simply Good Foods USA, Inc., a New York corporation, Only What You Need, Inc., a Delaware corporation, and Safe Brands, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on April 30, 2024).
3.1	Fourth Amended and Restated Certificate of Incorporation of The Simply Good Foods Company (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K/A filed on January 24, 2024).
3.2	Third Amended and Restated Bylaws of the Simply Good Foods Company (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on July 19, 2023).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to our Registration Statement on Form S-4 filed on June 12, 2017).
4.2	Description of Securities (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 10-K filed on October 29, 2024).
10.1†	2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to Registration Statement on Form S-4 filed on June 12, 2017).
10.2†	2017 Omnibus Incentive Plan, as amended from time to time Policy Regarding Treatment of Awards in the Event of an Awardee's Retirement (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 22, 2024).
10.3†	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.8 to Amendment No. 3 to our Registration Statement on Form S-4 filed on June 12, 2017).
10.4†	The Simply Good Foods Company Third Amended and Restated Executive Severance Compensation Plan, Effective May 23, 2025, (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 28, 2025).
10.5	Credit Agreement, dated July 7, 2017, among Atkins Intermediate Holdings, LLC, Conyers Park Parent Merger Sub, Inc., Conyers Park Acquisition Corp., Conyers Park Merger Sub 1, Inc., Conyers Park Merger Sub 2, Inc., Conyers Park Merger Sub 3, Inc., Conyers Park Merger Sub 4, Inc., NCP-ATK Holdings, Inc., Atkins Nutritionals Holdings, Inc., Atkins Nutritional Holdings II, Inc., Atkins Nutritionals, Inc., the lenders party thereto and Barclays Bank PLC, as the administrative agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 13, 2017).
10.6	Repricing Amendment, dated March 16, 2018, among Atkins Intermediate Holdings, LLC, Conyers Park Acquisition Corp., Atkins Nutritionals, Inc., Atkins Nutritionals Holdings, Inc., Atkins Nutritionals Holdings II, Inc. NCP-ATK Holdings, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 20, 2018).
10.7	Amendment No. 2 (Incremental Facility Amendment), dated November 7, 2019, among Atkins Intermediate Holdings, LLC, Conyers Park Acquisition Corp., Atkins Nutritionals, Inc., Atkins Nutritionals Holdings, Inc., Atkins Nutritionals Holdings II, Inc., NCP-ATK Holdings, Inc., the financial institutions set forth on Schedule A thereto as Additional Term Lenders and acknowledged by Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on November 7, 2019).
10.8	Extension Amendment, dated December 16, 2021, among Atkins Intermediate Holdings, LLC, Conyers Park Acquisition Corp., Simply Good Foods USA, Inc., Atkins Nutritionals Holdings, Inc., Atkins Nutritionals Holdings II, Inc., NCP-ATK Holdings, Inc., the financial institutions party thereto, and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 22, 2021).
10.9	Repricing Amendment, dated January 21, 2022, among Atkins Intermediate Holdings, LLC, Conyers Park Acquisition Corp., Simply Good Foods USA, Inc., Atkins Nutritionals Holdings, Inc., Atkins Nutritionals Holdings II, Inc., NCP-ATK Holdings, Inc., the other guarantors party thereto, the financial institutions party thereto and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 25, 2022).
10.10	Repricing Amendment, dated April 25, 2023, among Atkins Intermediate Holdings, LLC, Conyers Park Acquisition Corp., Simply Good Foods USA, Inc., Atkins Nutritionals Holdings, Inc., Atkins Nutritionals Holdings II, Inc., NCP-ATK Holdings, Inc., and Barclays Bank PLC, as Administrative Agent and Replacement Lender (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 27, 2023).
10.11	Amendment No. 6 (Incremental Facility Amendment), dated as of June 13, 2024, among Atkins Intermediate Holdings, LLC, a Delaware limited liability company, Conyers Park Acquisition Corp., a Delaware corporation, Simply Good Foods USA, Inc., a Delaware corporation, Atkins Nutritionals Holdings, Inc., a Delaware corporation, Atkins Nutritionals Holdings II, Inc., a Delaware corporation, NCP-ATK Holdings, Inc., a Delaware corporation, the lenders party thereto and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 17, 2024).
10.12	Repricing Amendment, dated as of January 31, 2025, by and among Atkins Intermediate Holdings, LLC, a Delaware limited liability company, Conyers Park Acquisition Corp., a Delaware corporation, Simply Good Foods USA, Inc., a New York Corporation, Atkins Nutritionals Holdings, Inc., a Delaware corporation, Atkins Nutritionals Holdings II, Inc., a Delaware Corporation, NCP-ATK Holdings, Inc., a Delaware corporation, the financial institutions party thereto as Consenting Term Lenders and the Replacement Lender and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 3, 2025).
10.13	Investors Rights Agreement, dated July 7, 2017, between the Simply Good Foods Company and Conyers Park Sponsor LLC (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on July 13, 2017).
19.1	The Simply Good Foods Company Insider Trading Policy (incorporated by reference to Exhibit 19.1 to our Annual Report on Form 10-K filed on October 29, 2024).
21.1	Subsidiaries of The Simply Good Foods Company.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

Exhibit No.	Document
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act.
97.1	The Simply Good Foods Company Rule 10D-1 Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 10-K filed on October 29, 2024).
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).

_____

†   Indicates a management contract or compensatory plan.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto, duly authorized.

THE SIMPLY GOOD FOODS COMPANY

By: /s/ Geoff E. Tanner

Date: October 28, 2025

Name: Geoff E. Tanner

Title: President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Geoff E. Tanner Geoff E. Tanner	President, Chief Executive Officer and Director (Principal Executive Officer)	October 28, 2025
/s/ Christopher J. Bealer Christopher J. Bealer	Chief Financial Officer (Principal Financial Officer)	October 28, 2025
/s/ Timothy A. Matthews Timothy A. Matthews	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	October 28, 2025
/s/ James M. Kilts James M. Kilts	Chairman of the Board of Directors	October 28, 2025
/s/ Clayton C. Daley, Jr. Clayton C. Daley, Jr.	Director	October 28, 2025
/s/ Romitha S. Mally Romitha S. Mally	Director	October 28, 2025
/s/ Michelle P. Goolsby Michelle P. Goolsby	Director	October 28, 2025
/s/ Robert G. Montgomery Robert G. Montgomery	Director	October 28, 2025
/s/ Brian K. Ratzan Brian K. Ratzan	Director	October 28, 2025
/s/ David W. Ritterbush David W. Ritterbush	Director	October 28, 2025
/s/ Joseph J. Schena Joseph J. Schena	Director	October 28, 2025
/s/ David J. West David J. West	Director	October 28, 2025
/s/ James D. White James D. White	Director	October 28, 2025

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